Exhibit 99.1

Royal Bank of Canada

Notice of Annual and Special Meeting of Common Shareholders
April 10, 2015
Management Proxy Circular

YOUR VOTE IS IMPORTANT!

Please take a moment to vote.
Your participation as a shareholder is very important to us.

Royal Bank of Canada

Notice of Annual and Special Meeting of Common Shareholders

When:

Friday, April 10, 2015 at 9:00 a.m. (Eastern Daylight Time)

Where:

Metro Toronto Convention Centre

North Building

John Bassett Theatre

255 Front St. West

Toronto, Ontario

Business of the Meeting

At the meeting, shareholders will be asked to:

(1)	Receive the financial statements for the year ended October 31, 2014 and the auditor’s report on the statements;

(2)	Elect directors;

(3)	Appoint the auditor;

(4)	Approve the advisory resolution to accept the approach to executive compensation disclosed in the Proxy Circular;

(5)	Approve the special resolution to implement changes to variable compensation for certain RBC employees in the United Kingdom to comply with new regulatory requirements;

(6)	Consider the shareholder proposals set out in Schedule ‘A’ to the Proxy Circular; and

(7)	Consider any other business which may be properly brought before the meeting.

By order of the Board of Directors

Karen McCarthy

Vice-President, Associate General Counsel and Secretary

February 9, 2015

Important

Shareholders who are unable to attend the meeting are encouraged to vote by Internet, telephone or completing, signing and returning the enclosed form of proxy either by using the envelope provided or by faxing it to 1-866-249-7775 (toll-free in Canada and the United States) or (416) 263-9524 (outside North America). To ensure your vote is counted, proxies should be received by Computershare Trust Company of Canada, our transfer agent, no later than 5:00 p.m. (Eastern Daylight Time) on Wednesday, April 8, 2015. To vote in person at the meeting, please refer to the section entitled “Voting information” in the Circular.

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Dear Shareholder,

We invite you to attend the Annual and Special Meeting of Common Shareholders which will be held at the Metro Toronto Convention Centre in Toronto, Ontario, on Friday, April 10, 2015 at 9:00 a.m. (Eastern Daylight Time). There will be an opportunity to ask questions and meet with the Board of Directors, management and your fellow shareholders. If you cannot attend this meeting in person, you can view a live webcast at rbc.com/investorrelations.

At this meeting, shareholders will be voting on a number of important matters. Please take the time to consider the information on these matters set out in the Management Proxy Circular. It is important that you exercise your vote, either in person at the meeting, or by Internet, telephone or completing and sending in your proxy.

We look forward to seeing you at the meeting.

Yours sincerely,

Kathleen Taylor	David McKay
Chair of the Board	President and Chief Executive Officer

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Management Proxy Circular

WHAT’S INSIDE

The information in this Circular is as of February 9, 2015 unless stated otherwise.

Unless the context indicates otherwise, references to “RBC”, the “Bank”, and “we” mean Royal Bank of Canada, “shares” means common shares of the Bank, and “shareholder” and “you” mean a holder of shares.

Voting information

You will be voting on the following items:

•	election of directors;
•	appointment of Deloitte LLP as auditor;
•	an advisory resolution to accept the approach to executive compensation disclosed in this Circular;
•	special resolution to implement changes to variable compensation for certain RBC employees in the U.K. to comply with new regulatory requirements; and
•	shareholder proposals.

A simple majority of the votes cast by proxy or in person will constitute approval of matters voted on at the meeting, except the special resolution to implement changes to variable compensation for certain RBC employees in the U.K. to comply with new regulatory requirements must be approved by at least:

•	66% of the shares represented (by proxy or in person) at the meeting, provided that at least 50% of the total voting rights are represented at the meeting; or
•	75% of the shares represented (by proxy or in person) at the meeting, if less than 50% of the total voting rights are represented at the meeting.

You have the right to vote if you owned shares on February 9, 2015. There were 1,442,592,103 outstanding shares that were eligible to vote on that date. Each outstanding share is entitled to one vote, subject to the voting restrictions explained below, and as explained on page 8 of this Circular in reference to the special resolution to implement changes to variable compensation for certain RBC employees in the U.K. to comply with new regulatory requirements.

All references to websites are for your information only. The information they contain, and any other websites they refer to, are not part of this Circular.

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Voting restrictions

Shares cannot be voted if they are beneficially owned by:

•	the government of Canada or any of its agencies;
•	the government of a province or any of its agencies;
•	the government of a foreign country or of any political subdivision of a foreign country or any of its agencies; or
•	any person who has acquired more than 10% of any class of our shares without the approval of the Minister of Finance.

In addition, no person may cast votes in respect of any shares beneficially owned by the person or entities controlled by that person that represent, in the aggregate, more than 20% of the eligible votes.

Management and the board are not aware of any person who owns or exercises control or direction over more than 10% of the outstanding shares.

About voting

You can vote your shares by proxy or in person at the meeting. Please follow the instructions below based on whether you are a registered or non-registered shareholder.

How to vote – non-registered shareholders

You are a non-registered shareholder if you hold shares through an intermediary such as a securities broker, trustee or financial institution. Your intermediary is required to seek your instructions before the meeting. You will find a voting instruction form in this package.

OPTION 1 – IN PERSON AT THE MEETING

We do not have unrestricted access to the names of our non-registered shareholders. If you attend the meeting, we may have no record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder. Therefore, if you want to vote in person at the meeting:

•	Do not fill in the voting instructions because you will be voting at the meeting.
•	Insert your name in the space provided on the voting instruction form to instruct your intermediary to appoint you as proxyholder. Then sign and return it to them according to their instructions.
•	When you arrive at the meeting, please check in at the registration desk.

OPTION 2 – IF NOT ATTENDING THE MEETING

You can provide your voting instructions in the following manner:

Internet	Visit www.proxyvote.com and enter your 16-digit control number listed on the enclosed voting instruction form.
Telephone	English: 1-800-474-7493 French: 1-800-474-7501
Mail	Complete your voting instruction form and return it in the envelope provided.
Fax	Complete your voting instruction form and fax it to: 905-507-7793 or 514-281-8911

If you change your mind

If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote in person at the meeting, contact your intermediary to find out whether this is possible and what procedure to follow.

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How to vote – registered shareholders

You are a registered shareholder if the shares you own are registered directly in your name. If that is the case, your name appears on your share certificate or a statement from a direct registration system confirming your shareholdings. You will find a form of proxy in this package.

OPTION 1 – IN PERSON AT THE MEETING

To vote your shares in person at the meeting:

•	Do not complete or return your form of proxy as you will be voting at the meeting.
•	When you arrive at the meeting, please check in at the registration desk.

OPTION 2 – IF NOT ATTENDING THE MEETING

You can provide your voting instructions in the following manner:

Internet	Visit www.investorvote.com and enter your 15-digit control number listed on the enclosed form of proxy.

Mail	Complete your form of proxy and return it in the envelope provided.
Fax	Complete your form of proxy and fax it to: 1-866-249-7775 (toll free in Canada and the U.S.) (416) 263-9524 (outside North America)

If you change your mind

You may revoke your proxy at any time until it is acted upon. You may do this by delivering written notice to the:

•	Secretary, using the contact information at the back of this Circular, not later than the last business day before the day of the meeting; or
•	Chair of the Board on the day of the meeting or any adjournment.

Voting by proxy

Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the meeting, or any adjournment, and vote your shares for you.

The enclosed form of proxy gives the directors or officers of RBC who are named in it the authority to vote your shares at the meeting or any adjournment.

You can choose another person or company to be your proxyholder, including someone who is not a shareholder. You can do so by inserting the name of the person or company in the blank space provided on the form of proxy. If you appoint someone else, he or she must be present at the meeting to vote your shares.

How your proxy will be voted

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified how you want your shares to be voted on a particular matter, then your proxyholder must follow your instructions. If you have not specified how you want your shares to be voted on a particular matter, then your proxyholder can vote your shares as he or she sees fit.

Unless you provide contrary instructions, shares represented by proxies received by management will be voted as follows:

•	FOR the election as directors of the proposed nominees whose names are set out on the following pages;
•	FOR the appointment of Deloitte LLP as auditor;
•	FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular;
•	FOR the special resolution to implement changes to variable compensation for certain RBC employees in the U.K. to comply with new regulatory requirements;
•	FOR management’s proposals generally; and
•	AGAINST the shareholder proposals set out in Schedule ‘A’.

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Amendments or other items of business at the meeting

The enclosed form of proxy gives the persons named in it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing of this Circular, management is not aware that any other matter is to be presented for action at the meeting. However, if amendments or other items are properly brought before the meeting, the persons named in the enclosed form of proxy will vote on them in accordance with the discretionary authority conferred by the form of proxy.

Confidentiality

Proxies are counted by our transfer agent, Computershare Trust Company of Canada. Computershare protects the confidentiality of individual shareholder votes, except if:

•	the shareholder clearly intends to communicate his or her individual position to the board or management; or
•	it is necessary to comply with legal requirements.

Proxy solicitation

RBC management is soliciting your proxy for use at our Annual and Special Meeting of Common Shareholders on April 10, 2015 or any adjournment. The solicitation of proxies will be made primarily by mail. However our directors, officers and employees may also call, write or speak to you to encourage you to vote. We have asked Laurel Hill Advisory Group to help us with this process, at an estimated cost of $25,000. We pay the costs associated with soliciting proxies.

Meeting information

Voting results

Following the meeting, a report on the voting results will be available on our website at rbc.com/investorrelations and will be filed with securities regulators at sedar.com.

Special arrangements

If you plan on attending the meeting and require special arrangements for hearing or access, please contact the Secretary by email using the contact information at the back of this Circular.

Minutes of meeting

The minutes of the meeting will be available on our website at rbc.com/investorrelations and printed copies may be obtained free of charge from the Secretary, using the contact information at the back of this Circular.

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Business of the meeting

1.	Financial statements

The consolidated financial statements for the year ended October 31, 2014 are included in the Annual Report, which has been mailed to shareholders with this Circular.

2.	Election of directors

The number of directors to be elected is 15. Each director will be elected to hold office until the next Annual Meeting of Common Shareholders. The persons named in the enclosed form of proxy intend to vote for the election of the proposed nominees whose names are set out in the following pages. All of the nominees are currently directors of the Bank.

3.	Appointment of auditor

The persons named in the enclosed form of proxy intend to vote for the appointment of Deloitte LLP (Deloitte) as auditor of the Bank, to hold office until the next Annual Meeting of Common Shareholders. Deloitte became our sole auditor following a tender process on September 23, 2003. Deloitte or its predecessor firms have been involved in our audit since 1917 as one of a panel of auditors used by the Bank. Representatives of the auditor will be in attendance and available to answer questions at the meeting.

Auditor’s fees

Fees relating to the years ended October 31, 2014 and October 31, 2013 to Deloitte and its affiliates were $28.4 million and $28.2 (1) million respectively and are detailed below. The nature of each category of fees is also described below.

	Year ended October 31, 2014 ($ millions)			Year ended October 31, 2013 (1) ($ millions)
	Bank and Subsidiaries	Mutual Funds (2)	Total	Bank and Subsidiaries	Mutual Funds (2)	Total
Audit fees	$21.6	$1.6	$23.2	$ 21.1	$ 1.7	$ 22.8
Audit-related fees	4.0	–	4.0	4.1	–	4.1
Tax fees	–	0.3	0.3	0.1	0.3	0.4
All other fees	0.4	0.5	0.9	0.4	0.5	0.9
Total fees	$26.0	$2.4	$28.4	$ 25.7	$ 2.5	$ 28.2

(1)	The 2013 amounts have been updated to reflect $0.2 million of additional approved audit services identified during 2014 which relate to the year ended October 31, 2013.

(2)	The Mutual Funds category includes fees paid for professional services provided by Deloitte for certain Mutual Funds managed by subsidiaries of the Bank. In addition to other administrative costs, the subsidiaries are responsible for the auditor’s fees for professional services rendered in connection with the annual audit, statutory and regulatory filings and other services for the Mutual Funds in return for a fixed administration fee.

Audit fees

Audit fees were paid for professional services rendered by the auditor for the integrated audit of the Annual Consolidated Financial Statements of the Bank, including its audit of the effectiveness of our internal control over financial reporting, and any financial statement audits of our subsidiaries. In addition, audit fees were paid for services that generally only the Bank’s independent auditor reasonably can provide, including services provided in connection with statutory and regulatory filings related to prospectuses and other offering documents.

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Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our Annual Consolidated Financial Statements and are not reported under the audit fees item above. These services consisted of:

•	special attest services traditionally performed by the Bank’s independent auditor;
•	reporting on the effectiveness of internal controls as required by contract or for business reasons;
•	the audits of the financial statements of our various pension plans and charitable foundations;
•	the audits of various trusts and limited partnerships; and
•	the audits of certain special purpose vehicles relating to complex structured products.

Tax fees

Tax fees were paid for tax compliance services including the review of original and amended tax returns, and assistance in completing routine tax schedules and calculations.

All other fees

These services consist of French translation of financial statements and related continuous disclosure and other public documents containing financial information for RBC and certain of our subsidiaries as well as accounting and other research publications.

Pre-approval policies and procedures

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services. The policy prohibits RBC from engaging the auditor for “prohibited” categories of non-audit services.

4.	Shareholder advisory vote on approach to executive compensation

The board believes that shareholders should have the opportunity to fully understand the philosophy, objectives and principles that the board has used to make executive compensation decisions. In 2009 the board adopted a policy to hold at each annual meeting a non-binding advisory vote on the approach to executive compensation as disclosed in the management proxy circular. This shareholder advisory vote forms an important part of the ongoing process of engagement between shareholders and the board on compensation.

We hope you will carefully review the 2014 Report on Executive Compensation section starting on page 49 of this Circular before voting on this matter and, if there are specific concerns you wish to discuss, contact the board by writing to the Chair of the Board using the contact information at the back of this Circular. The Compensation discussion and analysis describes our compensation philosophy, the objectives of the different elements of our compensation programs and the way the board assesses performance and makes decisions. It explains how our compensation programs are centered on a pay-for-performance culture and are aligned with strong risk management principles and the long-term interests of shareholders.

The Board of Directors recommends that shareholders approve the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2015 Annual and Special Meeting of Common Shareholders.”

As this is an advisory vote, the results will not be binding upon the board. However, in considering its approach to compensation in the future, the board takes into account the results of the vote, together with feedback received from shareholders in the course of our other engagement activities.

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5.	Special resolution to implement changes to variable compensation for certain RBC employees in the United Kingdom to comply with new regulatory requirements

Compensation changes for certain RBC employees in the United Kingdom are being proposed to comply with the European Union Capital Requirements Directive (CRD IV), as implemented by the U.K. Prudential Regulation Authority (PRA). Approximately 75 RBC employees in the U.K. are currently affected.

CRD IV limits the ratio between fixed and variable compensation for Remuneration Code Staff (defined in the PRA’s Remuneration Code as staff whose roles have a material impact on the risk profile of RBC) to 1:1 for performance years beginning in 2014. RBC is permitted under the rules to set a higher ratio, up to a maximum of 1:2 between the fixed and variable components of total compensation for Remuneration Code Staff, if shareholders agree.

We are seeking this approval to provide the Human Resources Committee with the flexibility to award variable compensation to Remuneration Code Staff that exceeds 100%, but does not exceed 200%, of their fixed compensation. This proposal is consistent with our compensation principles and will enable us to:

•	ensure compensation is aligned with performance;
•	maintain sound compensation risk management by ensuring a greater portion of compensation is subject to risk adjustment and forfeiture and clawback provisions;
•	align with market practices in the U.K. to support the attraction and retention of the talent we need to compete and succeed; and
•	manage fixed compensation costs.

The Board of Directors recommends that shareholders approve the following special resolution:

“Resolved that Royal Bank of Canada, in determining the variable compensation of individuals classified as Remuneration Code Staff in accordance with the United Kingdom Prudential Regulation Authority’s Remuneration Code, is authorized to apply a ratio of the fixed to variable components of total compensation for such an individual that exceeds 1:1, so long as the ratio does not exceed 1:2 for that individual.”

Approval thresholds for this vote are specified in CRD IV and the PRA’s Remuneration Code. The special resolution must be approved by at least:

•	66% of the shares represented (by proxy or in person) at the meeting provided that at least 50% of the total voting rights are represented at the meeting; or
•	75% of the shares represented (by proxy or in person) at the meeting if less than 50% of the total voting rights are represented at the meeting.

Remuneration Code Staff with an interest in the proposed higher ratio and who hold RBC shares, either directly or indirectly through a nominee or other arrangement, are not permitted to vote on this special resolution.

6.	Shareholder proposals

Set out in Schedule ‘A’ to this Circular are the shareholder proposals that have been submitted for consideration at the Annual and Special Meeting of Common Shareholders and the board’s voting recommendations. The final date for submission of proposals by shareholders for inclusion in the Proxy Circular in connection with next year’s Annual Meeting of Common Shareholders will be November 11, 2015.

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Director nominees

The following pages set out detailed information on director nominees, including:

•	place of residence;
•	year first elected or appointed as a director;
•	age, principal occupation, education and areas of expertise;
•	other principal directorships; and
•	committee memberships and meeting attendance.

This information also includes their equity ownership in RBC at the end of our last two fiscal years, consisting of shares and Director Deferred Stock Units (DDSUs) credited under the Director Deferred Stock Unit Plan (which is described under “Directors’ compensation” in this Circular). The value of shares/DDSUs was calculated using the closing price of RBC common shares on the Toronto Stock Exchange (TSX) on October 31, 2014, which was $80.01 per share, and on October 31, 2013, which was $70.02 per share. None of the nominees holds shares of RBC subsidiaries.

Areas of expertise • Financial services • International business • Legal / regulatory • Risk management • Technology / digital 2014 Annual Meeting Votes in favour: 99.26%		W. Geoffrey Beattie
Toronto, Ontario, Canada | Director since 2001 | Age 54 Independent

Mr. Beattie is Chief Executive Officer of Generation Capital (a private investment firm) and Chairman of Relay Ventures (a venture capital firm). He was Deputy Chairman of Thomson Reuters Corporation from 2000 through May 2013 and was President and Chief Executive Officer of The Woodbridge Company Limited (an investment holding company) from 1998 to December 2012. Mr. Beattie is a director of DBRS Ratings Limited and is a trustee of the University Health Network.

Mr. Beattie holds a law degree from the University of Western Ontario.

2014 Board/Committee membership		Fiscal 2014 Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	• General Electric Company (2009 – present) • Maple Leaf Foods Inc. (2008 – present) • Thomson Reuters Corporation (1998 – 2013)
Board		8 / 8	–
Governance (1)		2 / 2	–
Human Resources (1)		4 / 4	–
Risk – Chair		8 / 8	4 / 4
Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $600,000
2014	17,536	61,103	78,638	$ 6,291,826	10.5 x
2013	16,958	55,737	72,695	$ 5,090,104	8.5 x

(1)	Effective February 26, 2014, Mr. Beattie moved from the Governance Committee to the Human Resources Committee.

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Areas of expertise • International business • Human resources • Natural resources • Public policy		Jacynthe Côté
Montreal, Quebec, Canada | Director since 2014 | Age 56 Independent

Ms. Côté is a corporate director. She was President and Chief Executive Officer of Rio Tinto Alcan (a metals and mining company) from 2009 until June 2014 and served in an advisory role until her retirement on September 1, 2014. Prior to that, she served as President and Chief Executive Officer of Rio Tinto Alcan’s Primary Metal business group. Ms. Côté joined Alcan Inc. in 1988 and served in a variety of progressively senior leadership roles during her 26-year career. Ms. Côté serves as a member of the Advisory Board of the Montreal Neurological Institute, the Advisory Board of McGill University and on the Board of Directors of École des Hautes Études Commerciales Montreal.

Ms. Côté has a Bachelor degree in Chemistry from Laval University.

2014 Board/Committee membership (1)		Fiscal 2014 Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	• Finning International Inc. (2014 – present)
Board		1 / 1	–	• Suncor Energy Inc. (2015 – present)
Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $600,000
2014	2,000	442	2,442	$ 195,384	0.3 X

(1)	Ms. Côté was appointed a director effective September 1, 2014 and on October 17, 2014, was appointed to the Audit and Governance Committees.

Areas of expertise • Financial services • International business • Legal / regulatory • Risk management	Toos N. Daruvala
New York, New York, U.S.A.| Director since 2015 | Age 59 Independent

Mr. Daruvala is a Director and Senior Partner of McKinsey & Company (a management consulting firm) based in New York City. He currently leads McKinsey’s risk management practice in the Americas and serves on the global board of McKinsey. He led their banking and securities practice in the Americas from 2005 to 2011 and has advised senior financial services executives on a broad range of strategic and operational matters. Mr. Daruvala is a member of the Advisory Board of the Ross School of Business at the University of Michigan and the Board of the New York Philharmonic.

Mr. Daruvala holds a Master of Business Administration from the University of Michigan and a Bachelor of Technology in Electrical Engineering from the Indian Institute of Technology.

Mr. Daruvala was appointed a director effective January 1, 2015 and appointed to the Risk Committee on January 23, 2015.

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Areas of expertise • Financial / accounting • Financial services • International business • Public policy • Risk management 2014 Annual Meeting Votes in favour: 96.97%		David F. Denison, O.C., FCPA, FCA
Toronto, Ontario, Canada | Director since 2012 | Age 62 Independent

Mr. Denison is a corporate director. He served as President and Chief Executive Officer of the Canada Pension Plan Investment Board from 2005 to 2012. Prior to that, Mr. Denison was President of Fidelity Investments Canada Limited. Mr. Denison is a director of Bell Canada and serves as Chair of the Boards of Bentall Kennedy Limited Partnership and Bridgepoint Active Healthcare. He is also a member of the Investment Board and International Advisory Committee of the Government of Singapore Investment Corporation, the International Advisory Council of China Investment Corporation, the World Bank Treasury Expert Advisory Committee and the University of Toronto Investment Advisory Committee.

Mr. Denison earned Bachelor degrees in mathematics and education from the University of Toronto and is a Chartered Professional Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Denison is an Officer of the Order of Canada.

2014 Board/Committee membership		Fiscal 2014 Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	• Allison Transmission Holdings, Inc. (2013 – present) • BCE Inc. (2012 – present)
Board		8 / 8	–
Audit		8 / 8	1 / 1
Human Resources – Chair (1)		5 / 5	–
Risk		1 / 1	–
Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $600,000
2014	–	7,128	7,128	$ 570,311	0.9 x
2013	–	3,775	3,775	$ 264,326	0.4 x

(1)	Effective January 1, 2014, Mr. Denison became Chair of the Human Resources Committee and ceased to be a member of the Risk Committee

Areas of expertise • Financial / accounting • International business • Legal / regulatory • Natural resources • Public policy 2014 Annual Meeting Votes in favour: 99.52%		Richard L. George, O.C.
Calgary, Alberta, Canada | Director since 2012 | Age 64 Independent

Mr. George is a partner of Novo Investment Group (an investment management company). He served as Chief Executive Officer of Suncor Energy Inc. from 1991 to May 2012 and also held the position of President from 1991 until December 2011.

Mr. George holds a Bachelor of Science in engineering from Colorado State University, a law degree from the University of Houston Law School and is a graduate of the Harvard Business School Program for Management Development. Mr. George is an Officer of the Order of Canada.

2014 Board/Committee membership		Fiscal 2014 Overall attendance 100%		Public company directorships in the past five years
		Regular	Special

•  Penn West Petroleum Ltd. (2013 – present) (Board Chair)

•  Anadarko Petroleum Corporation (2012 – present)

•  Canadian Pacific Railway Limited (2011 – 2012)

•  Suncor Energy Inc. (1991 – 2012)

•  Transocean Ltd. (2007 – 2011)

Board		8 / 8	–
Governance		5 / 5	3 / 3
Risk		8 / 8	4 / 4

Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $600,000
2014	22,730	8,222	30,952	$ 2,476,470	4.1 x
2013	22,730	5,305	28,035	$ 1,963,011	3.3 x

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Areas of expertise • Financial / accounting • Human resources • Natural resources • Technology / digital 2014 Annual Meeting Votes in favour: 97.53%		Alice D. Laberge
Vancouver, British Columbia, Canada | Director since 2005 | Age 58 Independent

Ms. Laberge is a corporate director. She served as President, Chief Executive Officer and a director of Fincentric Corporation until 2005. She was previously Chief Financial Officer and Senior Vice-President of Finance for MacMillan Bloedel Limited. Ms. Laberge is the Chair of the Board of SilverBirch Holdings Inc. and is the Vice Chair of the Board of Governors of the University of British Columbia.

Ms. Laberge has a Master of Business Administration from the University of British Columbia and a Bachelor of Science from the University of Alberta.

2014 Board/Committee membership		Fiscal 2014 Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	• Potash Corporation of Saskatchewan (2003 – present) • Russel Metals Inc. (2007 – present)
Board		8 / 8	–
Audit		8 / 8	1 / 1
Human Resources		6 / 6	–
Securities held at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $600,000
2014	5,000	35,844	40,844	$ 3,267,928	5.4 x
2013	5,000	32,523	37,523	$ 2,627,360	4.4 x

Areas of expertise • Consumer • International business • Public policy 2014 Annual Meeting Votes in favour: 96.63%		Michael H. McCain
Toronto, Ontario, Canada | Director since 2005 | Age 56 Independent

Mr. McCain is President and Chief Executive Officer of Maple Leaf Foods Inc. (a food processing company). He is President and a director of McCain Capital Inc. and a director of the American Meat Institute, the Centre for Addiction and Mental Health Foundation and MaRS Discovery District. Mr. McCain is a member and director of the Canadian Council of Chief Executives and is on the Advisory Board of the Richard Ivey School of Business.

Mr. McCain holds a Bachelor of Business Administration (Honours) from the University of Western Ontario.

2014 Board/Committee membership		Fiscal 2014 Overall attendance 85.7%		Public company directorships in the past five years
		Regular	Special	• Maple Leaf Foods Inc. (1995 – present) • Canada Bread Company Limited (1995 – 2014)
Board		7 / 8	–
Governance		4 / 5	3 / 3
Risk		7 / 8	3 / 4
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $600,000
2014	15,063	34,949	50,012	$ 4,001,460	6.7 x
2013	15,063	31,065	46,128	$ 3,229,883	5.4 x

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Areas of expertise • Consumer • Financial / accounting • Financial services • Risk management		David I. McKay
		Toronto, Ontario, Canada | Director since 2014 | Age 51 Not independent (Management)

Mr. McKay is President and Chief Executive Officer and a director of RBC, a role he has held since August 1, 2014. Mr. McKay was appointed President of RBC on February 26, 2014, and prior to that served as Group Head, Personal and Commercial Banking from November 2012 to February 2014. From April 2008 to October 2012, Mr. McKay was Group Head, Canadian Banking. Mr. McKay started his career at RBC over 26 years ago and he has held progressively senior roles. He is the Vice Chair of the Board of Governors for the University of Waterloo and serves on the Board of Trustees for the Hospital for Sick Children.

Mr. McKay holds a Master of Business Administration from the Richard Ivey School of Business at the University of Western Ontario and a Bachelor of Mathematics from the University of Waterloo.

Mr. McKay is not a member of any board committee but attends committee meetings at the invitation of the committees as appropriate.

Securities held as at fiscal year end
Fiscal year	Shares (#)	PDSUs (#)	Total Shares/PDSUs (#)	For disclosure relating to the value of Mr. McKay’s shareholdings, refer to the table on page 71.
2014	21,234	130,559 (1)	151,793

(1)	Represents performance deferred share units under the Performance Deferred Share Unit Program, which is described on page 67.

Areas of expertise • Consumer • Human resources • International business • Public policy 2014 Annual Meeting Votes in favour: 98.99%		Dr. Heather Munroe-Blum, O.C., O.Q., PH.D., FRSC
Montreal, Quebec, Canada | Director since 2011 | Age 64 Independent

Dr. Munroe-Blum is a Professor in the Faculty of Medicine and the Principal Emerita, McGill University, and is Chair of the Board of the Canada Pension Plan Investment Board. She is a member of the Canada Foundation for Innovation, the President’s Council of the New York Academy of Sciences, and the Trilateral Commission. She is a director of the Gairdner Foundation and Stanford University’s Center for Advanced Study in the Behavioral Sciences. Dr. Munroe-Blum is an Officer of the Order of Canada, l’Ordre national du Québec, and a Specially Elected Fellow of the Royal Society of Canada.

Dr. Munroe-Blum earned a Bachelor of Arts and a Bachelor of Social Work from McMaster University, a Master of Social Work from Wilfrid Laurier University and a Doctor of Philosophy in Epidemiology from the University of North Carolina at Chapel Hill. She is the recipient of numerous honorary doctorates from Canadian and international universities.

2014 Board/Committee membership		Fiscal 2014 Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	• Yellow Media Inc. (2006 – 2011)
Board		8 / 8	–
Governance – Chair (2)		5 / 5	3 / 3
Risk		8 / 8	4 / 4
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $600,000
2014	350	9,308	9,658	$ 772,737	1.3 x
2013	100	6,326	6,426	$ 449,949	0.7 x

(2)	Effective October 17, 2014, Dr. Munroe-Blum was appointed Chair of the Governance Committee.

14    |  Royal Bank of Canada

Areas of expertise • Financial / accounting • International business • Natural resources • Risk management 2014 Annual Meeting Votes in favour: 97.09%		J. Pedro Reinhard
Key Biscayne, Florida, U.S.A. | Director since 2000 | Age 69 Independent

Mr. Reinhard is President of Reinhard & Associates (a financial and management advisory company). From 1996 to 2005, Mr. Reinhard served as Executive Vice-President and Chief Financial Officer of The Dow Chemical Company.

Mr. Reinhard earned a Master of Business Administration from the Escola de Administração de Empresas de São Paulo and attended post-graduate studies at the University of Cologne and Stanford University.

2014 Board/Committee membership		Fiscal 2014 Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	• Colgate-Palmolive Company (2006 – present) • Sigma-Aldrich Corporation (2001 – present)
Board		8 / 8	–
Audit		8 / 8	1 / 1
Human Resources		6 / 6	–
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $600,000
2014	13,874	73,117	86,991	$ 6,960,150	11.6 x
2013	13,874	68,841	82,715	$ 5,791,704	9.7 x

Areas of expertise • Financial / accounting • Financial services • International business • Risk management • Technology / digital 2014 Annual Meeting Votes in favour: 99.52%		Thomas A. Renyi
New Harbor, Maine, U.S.A. | Director since 2013 | Age 68 Independent

Mr. Renyi is a corporate director. He was Executive Chairman of The Bank of New York Mellon from 2007 until he retired in 2008. Prior to that he was Chairman and CEO of The Bank of New York Company, Inc. and the Bank of New York for 10 years. Mr. Renyi’s career spanned almost four decades at The Bank of New York Mellon and its predecessor company. Mr. Renyi is a member of the Board of Trustees of the Lincoln Center for the Performing Arts.

Mr. Renyi earned a Master of Business Administration and a Bachelor of Arts in Business Administration from Rutgers University.

2014 Board/Committee membership		Fiscal 2014 Overall attendance 80%		Public company directorships in the past five years
		Regular	Special	• The Hartford Financial Services Group Inc. (2010– present) (Presiding Director) • Public Service Enterprise Group (2003 – present)
Board		8 / 8	–
Audit (1)		3 / 5	–
Risk		7 / 8	2 / 4
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $600,000
2014	–	3,406	3,406	$ 272,514	0.5 x
2013	–	663	663	$ 46,423	0.1 x

(1)	Effective February 26, 2014, Mr. Renyi was appointed to the Audit Committee.

Royal Bank of Canada  |    15

Areas of expertise • Legal / regulatory • Public policy • Real estate 2014 Annual Meeting Votes in favour: 96.81%		Edward Sonshine, O.ONT., Q.C.
Toronto, Ontario, Canada | Director since 2008 | Age 68 Independent

Mr. Sonshine is Chief Executive Officer of RioCan Real Estate Investment Trust (a real estate investment entity) and also served as its President from January 1994 to January 2012. Mr. Sonshine is a director of Sinai Health System and various not-for-profit organizations.

Mr. Sonshine has a law degree from Osgoode Hall Law School and a Bachelor of Arts from the University of Toronto. Mr. Sonshine is a Member of the Order of Ontario.

2014 Board/Committee membership		Fiscal 2014 Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	• Cineplex Inc. (2010 – present) • RioCan Real Estate Investment Trust (1993 – present) • Chesswood Group Limited (2006 – 2012)
Board		8 / 8	–
Audit (1)		5 / 5	–
Governance		5 / 5	3 / 3
Risk (1)		3 / 3	–
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $600,000
2014	15,000	25,119	40,119	$ 3,209,921	5.3 x
2013	15,000	21,590	36,590	$ 2,562,032	4.3 x

(1)	Effective February 26, 2014, Mr. Sonshine moved from the Risk Committee to the Audit Committee.

Areas of expertise • Consumer • Financial / accounting • Human resources • International business • Legal / regulatory 2014 Annual Meeting Votes in favour: 97.45%		Kathleen P. Taylor
Toronto, Ontario, Canada | Director since 2001 | Age 57 Independent

Ms. Taylor is Chair of the Board of RBC and a director of the Canada Pension Plan Investment Board. She is the former President and Chief Executive Officer of Four Seasons Hotels and Resorts where she served in a variety of senior leadership roles during her 24-year career. Ms. Taylor is Chair of the Board of the Hospital for Sick Children Foundation, the Chair of the Principal’s International Advisory Board of McGill University and a member of the Dean’s Advisory Council of the Schulich School of Business of York University.

Ms. Taylor has a Master of Business Administration and an Honorary Doctorate of Laws from the Schulich School of Business, a law degree from Osgoode Hall Law School and a Bachelor of Arts (Honours) from the University of Toronto.

2014 Board/Committee membership		Fiscal 2014 Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	None
Board		8 / 8	–
Governance – Chair (2)		4 / 4	3 / 3
Human Resources		6 / 6	–
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $600,000
2014	31,640	58,818	90,458	$ 7,237,545	12.1 x
2013	31,640	55,261	86,901	$ 6,084,808	10.1 x

(2)	Ms. Taylor was a member and Chair of the Governance Committee until October 17, 2014.

16    |  Royal Bank of Canada

Areas of expertise • Financial / accounting • Financial services • International business • Technology / digital 2014 Annual Meeting Votes in favour: 97.20%		Bridget A. van Kralingen
New York, New York, U.S.A. | Director since 2011 | Age 51 Independent

Ms. van Kralingen is Senior Vice-President of IBM Global Business Services, IBM Corporation (an information technology company). From 2010 to January 2012, she served as General Manager of IBM North America, and from 2007 to 2010 as General Manager of IBM Global Business Services, North East Europe, Middle East and Africa. Ms. van Kralingen joined IBM in 2004 from Deloitte Consulting, where she was Managing Partner of the Financial Services Sector in the United States. She serves as a member of the Advisory Board of Catalyst Inc.

Ms. van Kralingen holds a Bachelor of Commerce from the University of Witwatersrand, South Africa, an Honours degree in Commerce from the University of Johannesburg and a Master of Commerce in Industrial and Organisational Psychology from the University of South Africa.

2014 Board/Committee membership		Fiscal 2014 Overall attendance 96.2%		Public company directorships in the past five years
		Regular	Special	None
Board		8 / 8	–
Human Resources		6 / 6	–
Risk		8 / 8	3 / 4
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $600,000
2014	–	11,239	11,239	$ 899,232	1.5 x
2013	–	8,213	8,213	$ 575,074	0.9 x

Areas of expertise • Consumer • Financial / accounting • International business • Public policy 2014 Annual Meeting Votes in favour: 99.24%		Victor L. Young, O.C.
St. John’s, Newfoundland and Labrador, Canada | Director since 1991 | Age 69 Independent

Mr. Young is a corporate director. He served as Chairman and Chief Executive Officer of Fishery Products International Limited from 1984 until May 2001. Mr. Young is a director of McCain Foods Limited and is Chair of the Advisory Committee on Red Tape Reduction established by the Government of Canada.

Mr. Young holds a Master of Business Administration from the University of Western Ontario, an Honorary Doctorate of Laws and a Bachelor of Commerce (Honours) from Memorial University. He is an Officer of the Order of Canada and a Fellow of the Institute of Corporate Directors.

2014 Board/Committee membership		Fiscal 2014 Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	• Imperial Oil Limited (2002 – present) • BCE Inc. (1995 – 2010) • Bell Aliant Regional Communications Income Fund (2002 – 2010)
Board		8 / 8	–
Audit – Chair		8 / 8	1 / 1
Risk		8 / 8	4 / 4
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $600,000
2014	29,275	38,496	67,771	$ 5,422,358	9.0 x
2013	28,217	35,674	63,891	$ 4,473,648	7.5 x

Royal Bank of Canada  |    17

Further information on proposed nominees

For further information relating to the proposed nominees, refer to the section entitled “Directors and Executive Officers” in our Annual Information Form (AIF) dated December 2, 2014. This information is current as of the date of this Circular. A copy of our AIF may be found on our website at rbc.com/investorrelations/regulatory-filings.html or at sedar.com or obtained free of charge on request from the Secretary using the contact information at the back of this Circular.

Director attendance and meetings held during the year ended October 31, 2014

Board members are expected to attend the Annual Meeting as well as board meetings and meetings of committees on which they serve. Minimum attendance of 75% of board and committee meetings is required, except where the Governance Committee determines that factors beyond a director’s control prevented an individual from achieving the minimum attendance level. During the year ended October 31, 2014, average attendance of all directors at board and committee meetings was 99.2% and 95.3%, respectively.

Fiscal 2014 board and committee meetings	Regular	Special	Attendance of retired and retiring directors	Regular	Special
Board	8	–	Gordon M. Nixon – 100% attendance
Audit Committee	8	1	Board	6 / 6	–
Governance Committee	5	3	Timothy J. Hearn – 92% attendance
Human Resources Committee	6	–	Board	8 / 8	–
Risk Committee	8	4	Audit Committee	8 / 8	0 / 1
			Governance Committee	5 / 5	2 / 3

The following table summarizes the committee memberships and independence status of board members

As independent Chair of the Board, Ms. Taylor is not a member of any board committee but attends and participates at committee meetings. As President and Chief Executive Officer, Mr. McKay is not independent and is not a member of any board committee.

Committees
Directors	Audit	Governance	Human Resources	Risk	Independent
W.G. Beattie			✓	Chair	✓
J. Côté	✓	✓			✓
T.N. Daruvala				✓	✓
D.F. Denison	Chair			✓	✓
R.L. George			Chair	✓	✓
A.D. Laberge	✓		✓		✓
M.H. McCain		✓		✓	✓
H. Munroe-Blum		Chair		✓	✓
J.P. Reinhard	✓		✓		✓
T.A. Renyi	✓			✓	✓
E. Sonshine	✓	✓			✓
K.P. Taylor					✓
B.A. van Kralingen			✓	✓	✓
V.L. Young	✓	✓			✓
D.I. McKay	—	—	—	—	—

18    |  Royal Bank of Canada

Board competency matrix

The board maintains a matrix as outlined below identifying the major competencies that the board has identified as important to the organization with a view to the longer-term strategic focus of RBC, and indicating the experience contributed by each nominee director. All of our directors have knowledge and skill acquired from senior level involvement in major organizations and the matrix presumes that each has governance experience and shares a commitment to and accountability for corporate social responsibility.

Major competencies and experience

Directors
W.G. Beattie			✓		✓	✓				✓	✓
J. Côté				✓	✓		✓	✓
T.N. Daruvala			✓		✓	✓				✓
D.F. Denison		✓	✓		✓			✓		✓
R.L. George		✓			✓	✓	✓	✓
A.D. Laberge		✓		✓			✓				✓
M.H. McCain	✓				✓			✓
D.I. McKay	✓	✓	✓							✓
H. Munroe-Blum	✓			✓	✓			✓
J.P. Reinhard		✓			✓		✓			✓
T.A. Renyi		✓	✓		✓					✓	✓
E. Sonshine						✓		✓	✓
K.P. Taylor	✓	✓		✓	✓	✓
B.A. van Kralingen		✓	✓		✓						✓
V.L. Young	✓	✓			✓			✓

Royal Bank of Canada  |    19

Directors’ compensation

Compensation decision-making process

The Governance Committee annually reviews the form and amount of non-executive directors’ compensation with a view to aligning the interests of directors and shareholders, and providing market competitive compensation. When changes are appropriate, the Committee makes recommendations to the Board of Directors for consideration and approval.

The Committee considers the responsibilities, workload, time commitment and expertise required of RBC directors. It assesses the design and competitiveness of our board compensation against a comparator group of Canadian financial institutions and other Canadian companies of comparable scope, complexity and size, as measured by financial criteria, including market capitalization, total revenue and other measures. The comparator group consists of these companies:

Canadian financial institutions		Other Canadian companies
Bank of Montreal	Manulife Financial	BCE	Suncor Energy
Bank of Nova Scotia	Sun Life Financial	Canadian National Railway	TransCanada
Canadian Imperial Bank of Commerce	Toronto-Dominion Bank	Enbridge

Directors who are also officers of RBC receive no remuneration as directors. In fiscal 2014 RBC paid its non-executive directors the following compensation:

Annual retainers	Before March 1, 2014 ($)		Effective March 1, 2014 ($)
Annual board retainer	185,000	(1)	210,000	(2)
Additional retainers:
Board Chair	275,000		275,000
Audit Committee Chair	50,000		50,000
Human Resources Committee Chair	25,000		50,000
Risk Committee Chair	25,000		50,000
Governance Committee Chair	10,000		10,000	(3)

(1)	A minimum of $100,000 to be taken in RBC equity.
(2)	A minimum of $115,000 to be taken in RBC equity.
(3)	Increased to $25,000 on October 17, 2014.

No fees are paid for committee membership or attendance at board or committee meetings, but directors are reimbursed for travel and other expenses incurred for attendance at board and committee meetings or other meetings at the request of RBC.

In 2013, the Governance Committee retained an independent consultant, Hugessen Consulting (Hugessen) , to assist in assessing the competitiveness of non-executive director compensation and to provide advice regarding market positioning and board compensation trends. In October 2013, based on Hugessen’s advice and on recommendation of the Governance Committee, the board approved the changes to board compensation indicated in the table above, which took effect March 1, 2014.

In 2014, the Governance Committee conducted a comprehensive review of our governance practices, leading to a reallocation of certain responsibilities among committees of the Board of Directors. In light of the expanded mandate of the Governance Committee and the increasing responsibility of its Chair, the board approved an increase from $10,000 to $25,000 in the annual retainer for the Chair of the Governance Committee. This change took effect upon appointment of a new Chair for the Committee on October 17, 2014.

No changes to compensation for 2015

In 2014, the Governance Committee did not retain a compensation consultant. Following its annual review of directors’ compensation in October 2014 the Committee recommended and the board approved no changes to directors’ compensation for 2015.

20    |  Royal Bank of Canada

Share ownership guideline

Within five years of joining the board, directors are required to own shares and Director Deferred Stock Units (DDSUs) with a total value of not less than $630,000, or three times the board retainer. This marks an increase of $30,000 for 2015.

As part of this investment, directors must own at least 1,000 RBC shares.

Further alignment of interests of directors and shareholders

Until a director ceases to be a member of the board, $115,000 (increased from $100,000 effective March 1, 2014) of a director’s annual board retainer (the equity portion) must be invested and held until retirement, either in DDSUs under the Director Deferred Stock Unit Plan (DDSUP) or in RBC shares under the Director Share Purchase Plan (DSPP). Directors can invest more than the $115,000 equity portion under either plan. Effective November 1, 2015, all fees will be paid in shares under the DSPP until a director owns at least 1,000 RBC shares.

Plan	Investment of fees	Value of equity		Payout
DDSUP	• Directors may invest in the form of DDSUs:	•	The value of a DDSU, when credited to or redeemed by a director, is equal to the average closing price of a share over the five preceding trading days.	•	Directors cannot redeem DDSUs for cash until they cease to be members of the board.
– the equity portion of their annual board retainer; and
– 100% or 50% of their other retainers.
• Additional DDSUs are earned as dividend equivalents.
• In the event of stock splits, stock dividends or other changes affecting shares, proportionate adjustments are made to DDSUs.
DSPP	• Directors may invest in shares:	•	Shares are purchased at market prices.	•	Directors must retain shares purchased with the equity portion of the annual board retainer until they cease to be members of the board.
– the equity portion of their annual board retainer; and
– 100% or any portion of their other retainers.
• RBC pays administration and brokerage fees.

Royal Bank of Canada  |    21

Director compensation table

The following table sets out the total compensation paid to non-executive directors in fiscal 2014.

Directors	Fees earned ($)	All other compensation ($)		Total ($)
W.G. Beattie (1)	243,332	–		243,332
J. Côté (2)	35,000	–		35,000
D.F. Denison (3)	239,165	–		239,165
R.L. George	201,666	–		201,666
T.J. Hearn	201,666	–		201,666
A.D. Laberge	201,666	–		201,666
M.H. McCain	201,666	–		201,666
H. Munroe-Blum (4)	203,750	–		203,750
J.P. Reinhard	201,666	–		201,666
T.A. Renyi	201,666	–		201,666
E. Sonshine	201,666	–		201,666
K.P. Taylor (5)	443,333	–		443,333
B.A. van Kralingen	201,666	–		201,666
V.L. Young (6)	251,666	–		251,666
Directors who retired in 2014
P. Gauthier (7)	61,666	50,000	(8)	111,666
J. Lamarre (7)	61,666	50,000	(8)	111,666
B.C. Louie (7)	61,666	50,000	(8)	111,666
D.P. O’Brien (9)	109,166	75,000	(8)	184,166
TOTAL				3,548,738

(1)	Fees include Risk Committee Chair retainer.
(2)	Ms. Côté was appointed as a director effective September 1, 2014 and received a pro-rated portion of the annual board retainer.
(3)	Mr. Denison became Human Resources Committee Chair on January 1, 2014 and received a pro-rated portion of this Chair retainer.
(4)	Dr. Munroe-Blum became Governance Committee Chair on October 17, 2014 and received a pro-rated portion of this Chair retainer.
(5)	On January 1, 2014 Ms. Taylor became Board Chair and retired as Human Resources Committee Chair. She was Governance Committee Chair from January 1, 2014 to October 17, 2014. She received pro-rated portions of these Committee Chair retainers.
(6)	Fees include Audit Committee Chair retainer.
(7)	Ms. Gauthier and Messrs. Lamarre and Louie retired from the board on February 26, 2014 and received a pro-rated portion of the annual board retainer.
(8)	RBC makes donations to charities selected by retiring directors of $50,000, or $75,000 for a retiring Board Chair. The retirees receive no financial benefit.
(9)	Mr. O’Brien retired as Board Chair and as Governance Committee Chair on December 31, 2013, and from the board on February 26, 2014. He received pro-rated portions of these Chair retainers.

22    |  Royal Bank of Canada

Allocation of directors’ fees

In fiscal 2014, non-executive directors of RBC received 100% of their total compensation in the form of shares or DDSUs, except for the following directors:

Directors	In cash ($)	In Shares/DDSUs ($)	Fees earned ($)
T.J. Hearn	91,666	110,000	201,666
A.D. Laberge	45,833	155,833	201,666
J.P. Reinhard	77,499	124,167	201,666
K.P. Taylor	333,333	110,000	443,333
V.L. Young	141,666	110,000	251,666
Directors who retired in 2014
P. Gauthier	28,333	33,333	61,666
D.P. O’Brien	45,833	63,333	109,166

Restrictions on trading and hedging RBC securities

Directors are prohibited from:

•	selling RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale);
•	directly or indirectly buying or selling a call or put on RBC securities; and
•

entering into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of RBC securities.

Royal Bank of Canada  |    23

Committee reports

The board has established four committees to assist it in exercising its responsibilities: the Audit Committee, the Governance Committee, the Human Resources Committee, and the Risk Committee. The board has determined that all members of each committee are independent under the standards set out in our Director Independence Policy. These standards incorporate criteria derived from the Bank Act “affiliated persons” regulations and the definition of “independence” in the corporate governance guidelines of the Canadian Securities Administrators (CSA). The Director Independence Policy also includes additional independence standards specified for Audit Committee and Human Resources Committee members, as required by applicable laws and regulations, and is posted on our website at rbc.com/governance. To facilitate open and candid discussion among committee members, each Committee Chair regularly leads in camera sessions without management present during committee meetings.

On an annual basis, each committee assesses its effectiveness to ensure that it has fulfilled its responsibilities as set out in its mandate. Committee mandates are posted on our website at rbc.com/governance.

Report of the Audit Committee

Members (fiscal year end)

V.L. Young (Chair), J. Côté, D.F. Denison, T.J. Hearn, A.D. Laberge, J.P. Reinhard, T.A. Renyi and E. Sonshine. Effective January 1, 2015, the board appointed D.F. Denison as Chair of the Committee.

The board has determined that each of V.L. Young, D.F. Denison, T.J. Hearn, A.D. Laberge, J.P. Reinhard and T.A. Renyi qualifies as an “audit committee financial expert” as defined by rules of the U.S. Securities and Exchange Commission (SEC) and that all members of the Audit Committee are “financially literate” within the meaning of the rules of the CSA relating to audit committees and the NYSE corporate governance listing standards.

Primary Responsibilities

The Audit Committee assists the board in its oversight of: (i) the integrity of the financial statements; (ii) the qualifications, performance and independence of the external auditor; (iii) the performance of the Bank’s internal audit function; (iv) internal controls; and (v) compliance with legal and regulatory requirements. Other areas of responsibility are addressed below under 2014 highlights.

Management is responsible for the preparation, presentation and integrity of the financial statements and for maintaining appropriate accounting and financial reporting principles, policies, internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The external auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the annual consolidated financial statements and an audit of internal control over financial reporting. The external auditor also reviews the quarterly unaudited condensed consolidated financial statements. The Audit Committee is responsible for reviewing the adequacy and effectiveness of these activities and regularly meets with and has the authority to communicate directly with the external auditor.

This report has been approved by the members of the Audit Committee.

2014 Highlights

We met nine times over the past fiscal year. At each meeting we met privately with the external auditor, Deloitte LLP, without management present to provide additional opportunity for open dialogue and feedback. Portions of every meeting were also held in camera with no members of management present. On a quarterly basis, we met privately with the Chief Internal Auditor, the General Counsel, the Chief Compliance Officer, the Chief Administrative Officer and Chief Financial Officer and the Chief Executive Officer, to discuss and review specific issues as deemed appropriate. We also met jointly with the members of the Risk Committee during the year to consider key matters in areas of shared oversight. In addition, education sessions were held with

24    |  Royal Bank of Canada

industry experts during the year to explore accounting, audit and other matters that have an impact on the Bank in current and future periods. Highlights from our 2014 Committee activities include the following:

Financial reporting

In connection with our responsibility to oversee the integrity of the Bank’s financial statements we:

•	Reviewed and recommended for approval by the board:
–	the interim and annual consolidated financial statements of the Bank, as well as related management’s discussion and analysis; and
–	earnings releases on quarterly and annual results, the 2014 Annual Information Form, the 2014 Annual Report and the annual report on Form 40-F for the year ended October 31, 2014.
•

Engaged with management and Deloitte with regard to significant estimates and areas of judgment regarding accounting principles and financial statement presentation and the overall quality of the Bank’s financial reporting including in relation to:

–

classification and measurement of financial instruments, including determination of fair value of financial instruments and the appropriateness of valuation adjustments, including funding valuation adjustments;

–	business combinations, including the impact of the sale of RBC Royal Bank (Jamaica) Limited and RBTT Securities Jamaica Ltd.;
–	carrying value of goodwill, including the assumptions used to assess for potential impairment in the carrying value for the Caribbean and International Wealth Management cash generating units;
–	income taxes, including the provision for uncertain tax positions;
–	allowance for credit losses, including the assumptions used to determine the collectively assessed allowance;
–	adoption of new accounting standards and the impact of upcoming standards, including the effect on the financial statements and related disclosures in the current and future years;
–	consolidation accounting, including discussions around judgments applied when evaluating significant structured entities;
–	litigation provisions, including discussions surrounding the developments associated with the Bank’s legal and regulatory matters and the related impact, if any, on the provisions;
–	insurance claims and policy benefits liabilities, including the impact of changing legislation on certain insurance products;
–	disclosure controls and procedures and internal controls over financial reporting; and
–	implementing the remaining Enhanced Disclosure Task Force recommendations.
•	Discussed with Deloitte:
–

its responsibilities in performing an integrated audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), and the design and scope of the audit;

–

matters in connection with the audit that are required to be discussed by Canadian generally accepted auditing standards and by the standards adopted by the PCAOB, including significant audit risks identified by Deloitte in its audit plan and the procedures executed to mitigate those risks; and

–

other key matters pertaining to the scope of Deloitte’s audit, including the approach to audits in key locations, materiality, the use of specialized resources in the execution of the audit and the co-ordination with the internal audit and finance functions.

External auditor

We conducted an annual assessment of Deloitte’s performance and effectiveness. To assist with our assessment, we reviewed new guidance from the Canadian Public Accountability Board, the Chartered Professional Accountants of Canada and the Center for Audit Quality. We considered factors such as (i) the quality of services and sufficiency of resources provided by Deloitte; (ii) Deloitte’s independence, objectivity and professional skepticism; (iii) the quality of communications from and interactions with Deloitte; (iv) audit quality metrics; and (v) the risk of withdrawal by the auditor. We also considered the institutional familiarity threats created by audit

Royal Bank of Canada  |    25

firm tenure, focusing on the factors identified above as well as Deloitte’s rotation plan, which establishes key partner roles to mitigate the threat. We were satisfied with Deloitte’s performance and proposed that the board recommend to shareholders the appointment of Deloitte as auditor of the Bank.

Our monitoring and review of Deloitte’s objectivity and independence included reviewing and approving of policies and procedures designed to ensure Deloitte’s independence is maintained, receiving written confirmation from Deloitte of its independence including written disclosure of all relationships between Deloitte and RBC, discussing Deloitte’s relationships with RBC, pre-approving all engagements with Deloitte (including non-audit services), reviewing and approving the annual audit engagement letter and approving all fees.

In addition, as the last tender for the external audit engagement took place in 2003, the Audit Committee has decided to conduct a tender process for the fiscal 2016 audit in keeping with our commitment to best practices in corporate governance and reporting and to align with emerging global standards. Deloitte has consistently provided a high level of quality and expertise as auditor, and will be asked to participate in the process. The tender process is expected to be complete in the second quarter of 2015.

Internal auditor

We engaged in multiple discussions with the Chief Internal Auditor of RBC, reviewed and approved the internal audit plan and reviewed quarterly reports of all audit activities conducted by the internal audit function. These reports included a listing of audit reports issued and ratings assigned, a summary of major issues arising from audits completed, observations on trends in audit issues and quarterly assessments of the effectiveness of internal controls.

Internal control

We examined management’s work towards maintaining effective internal control over financial reporting and received management’s report each quarter and for the fiscal year. We discussed with management opportunities to enhance the effectiveness of internal controls. We also requested and received updates with management and Deloitte regarding the Bank’s adoption of the internal control framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013).

In addition, we reviewed and approved the organizational structure, budget, resources and mandates of the finance, compliance and internal audit functions and the Chief Administrative Officer and Chief Financial Officer, the Chief Compliance Officer and the Chief Internal Auditor, assessing the effectiveness of these functions and the individual performance of these officers.

Legal, regulatory and capital matters

Committee Chair Oversight

The Audit Committee Chair is responsible for the management and effective performance of the Committee and provides leadership to the Committee in fulfilling its mandate. Victor L. Young held the role of Audit Committee Chair during 2014 and David F. Denison was appointed Chair effective January 1, 2015. Highlights of Mr. Young’s key responsibilities in 2014 included:

•    Meeting with representatives of the Office of the Superintendent of Financial Institutions (OSFI) on a regular basis to foster open dialogue.

•    Overseeing the Audit Committee continuing education curriculum.

•    Meeting with the heads of the Bank’s independent oversight functions, General Counsel and representatives of the external auditor throughout the year to review matters that relate to the internal control environment of RBC.

•    Reporting to the board following each Audit Committee meeting with respect to matters reviewed by the Committee and its recommendations.

We requested and received updates from the General Counsel on legal matters and reports from the Chief Compliance Officer on compliance with applicable laws and regulations, including anti-money laundering regulations. We also reviewed reports from the Ombudsman pursuant to the Bank’s policy on reporting accounting or auditing matters and complaints and the RBC reporting hotline.

In addition, we considered and discussed the results of the Bank’s enterprise stress testing program for 2014 and subsequently approved the Internal Capital Adequacy Assessment Process and the 2015 Capital Plan. We also reviewed the Bank’s capital and term funding issuance programs, and approved the Bank’s policy on capital transactions.

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Report of the Governance Committee

Members (fiscal year end)	H. Munroe-Blum (Chair), J. Côté, R.L. George, T.J. Hearn, M.H. McCain and E. Sonshine.
Primary Responsibilities

The Governance Committee is primarily responsible for the following matters: (i) recommending to the board individuals for election or re-election as directors; (ii) overseeing the process for evaluating board, committee, Board Chair, Committee Chairs and individual director effectiveness; (iii) developing and recommending to the board governance frameworks, principles and policies; (iv) monitoring developments in corporate governance and adapting best practices to the needs and circumstances of RBC; and (v) reviewing shareholder proposals and recommending to the board responses to these proposals.

Effective January 1, 2015, the Committee will serve as the conduct review committee for RBC and certain of its subsidiaries and the Committee will have an increased focus on oversight of corporate social responsibility.

This report has been approved by the members of the Governance Committee.

2014 Highlights

We met eight times over the past fiscal year and regularly met in camera with no members of management present. We also met with independent third-party advisors on director recruitment/board renewal and in relation to the 2014 Corporate Governance Review. Highlights from our 2014 Committee activities include the following:

2014 Corporate Governance Review

•

We led a comprehensive review of the Bank’s corporate governance to assess the alignment of our formal governance structures with leading practices and regulatory expectations and to identify opportunities to maximize board engagement. Management and an independent third-party governance expert assisted with the review.

•

The review led to several recommendations which have been approved and adopted by the board, including the separation of the roles of the Board Chair and the Chair of the Governance Committee; a reallocation of committee responsibilities resulting in changes to committee mandates; and a new approach to board composition and renewal.

Measuring effectiveness

•

We developed, with guidance from an independent third-party advisor, a set of key characteristics and behaviours that are essential for RBC directors. We also adopted a new approach to measuring the effectiveness of the board, its committees and individual directors, with these key characteristics and behaviours serving as the cornerstone of the evaluation process.

•

We discussed the results of the 2013 board effectiveness survey, approved a set of priorities for the board for 2014 and monitored progress made in connection with action plans to address the 2014 priorities.

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Nomination of directors and board renewal

•    We devoted considerable time to reviewing our board composition, carefully considering factors such as individual competencies, experience, performance, age, diversity, geographies and suitability. We also placed special focus on board renewal and continued to build on our pool of potential director candidates.

•    We assessed and discussed directors’ independence, taking into account information concerning direct and indirect personal and business relationships between each director and RBC. In this regard, we recommended that the board determine that all of the nominees named in this Circular, with the exception of our President and Chief Executive Officer, David McKay, are independent.

•    We oversaw along with the Board Chair the recruitment of two new directors. In addition, we recommended the appointment of three new board Committee Chairs, including the Chair of this Committee.

•    We participated in discussions with an independent third party advisor on succession matters such as market trends, best practices and regulatory expectations.

Director compensation

•    We spent time reviewing and discussing the amount and form of non-executive director compensation.

Committee Chair Oversight

The Governance Committee Chair is responsible for the management and effective performance of the Committee and provides leadership to the Committee in fulfilling its mandate. Kathleen Taylor served as Governance Committee Chair until October 17, 2014, when the Board separated the roles of Board Chair and Governance Committee Chair and appointed Heather Munroe-Blum as Committee Chair. Highlights of the Committee Chair’s key responsibilities in 2014 included:

•    Meeting with representatives of OSFI on a regular basis to foster an open dialogue.

•    Leading the 2014 Corporate Governance Review and developing recommendations with the other Committee Chairs, directors, management and a third-party governance expert.

•    Overseeing the Governance Committee continuing education curriculum.

•    Maintaining ongoing communications with management and members of the Committee on developments relating to corporate governance.

•    Reporting to the board following each Governance Committee meeting with respect to matters reviewed.

•

We recommended no changes to board compensation other than an increase in the Governance Committee Chair retainer from $10,000 to $25,000 in light of the expanded mandate of this Committee and the increasing responsibilities of its Chair reflecting the recommendations from the 2014 Corporate Governance Review. This change took effect on October 17, 2014 when the roles of Board Chair and Chair of the Governance Committee were separated and a new Committee Chair was appointed.

•

To further align the interests of directors and shareholders, we also recommended (i) increasing the minimum equity ownership guideline for directors from $600,000 to $630,000; and (ii) as part of this investment, requiring each director to hold a minimum of 1,000 RBC shares.

Public policy

•	We received and examined reports relating to client loyalty and our corporate donations strategy, and we recommended, and the board approved, the 2015 donations budget.

Corporate governance practices

The Committee considered and approved the Statement of Corporate Governance Practices included in this Circular, beginning on page 32, which describes the Bank’s corporate governance practices in accordance with the CSA corporate governance guidelines and disclosure rules. Additional information relating to corporate governance at RBC is available on our website at rbc.com/governance.

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Report of the Human Resources Committee

Members (fiscal year end)	D.F. Denison (Chair), W.G. Beattie, A.D. Laberge, J.P. Reinhard, K.P. Taylor and B.A. van Kralingen. Effective January 1, 2015, the board appointed R.L. George as Chair of the Committee.
Primary Responsibilities

The Human Resources Committee’s main responsibilities include advising the board in connection with (i) compensation policies and major compensation programs; (ii) compensation risk management; (iii) human resources policies and practices; (iv) the compensation for the CEO and other senior executives; (v) executive talent development strategies; (vi) management succession plans for key senior leadership roles; and (vii) the pension plans of the Bank and participating subsidiaries.

This report has been approved by the members of the Human Resources Committee.

2014 Highlights

We met six times over the past fiscal year. Each meeting included an in camera session as independence from management is fundamental to our effectiveness in managing executive compensation programs. Additionally, we met privately with our independent advisor, Hay Group, at each regularly scheduled meeting. During the year, we met jointly with the members of the Risk Committee to discuss the relationship between risk and compensation at RBC. Other highlights include the following:

Compensation and risk management

•

We met with the Chief Internal Auditor to discuss the internal audit review of the Bank’s compensation risk management and governance practices, including their alignment with the Financial Stability Board’s principles and standards and other regulatory guidance.

•	We met with the Chief Risk Officer (CRO) to review the Bank’s compensation risk and performance adjustment process on two occasions.
•

We reviewed regular reports from management’s Compensation Risk Management Oversight Committee. These reports summarized the activities completed in support of our oversight of compensation risk management, including the review of the design, funding, payout and scenario analysis of major compensation programs.

•

We reviewed the results of scenario analyses performed on the Bank’s major performance-based incentive programs to assess how they might pay out under different levels of Bank performance. The purpose was to ensure that these programs incorporate the Bank’s pay-for-performance principle, its risk appetite and its compensation objectives.

•

We discussed regulatory developments relating to compensation, including the European Union Capital Requirements Directive (CRD IV) and its effects on our compensation policies and practices (see page 8 for more information about this regulation).

Executive compensation

•

We considered and discussed the Bank’s approach to executive compensation, including the Bank’s compensation principles, total compensation positioning, variable compensation design and the compensation comparator groups used to benchmark target compensation for the CEO and other senior executives.

•

We developed guiding principles for establishing the target compensation of the incoming CEO in the context of CEO succession and the mix of CEO variable compensation and fixed compensation, including pensions, and approved the 2014 targets for David McKay.

Royal Bank of Canada  |    29

•    We reviewed and made recommendations to the board for the compensation of the CEO and other senior management, including the named executive officers and the heads of the oversight functions.

•    We reviewed a report from our independent advisor on compensation trends and regulatory developments in Canada and abroad.

•    We assessed, and recommended to the board for approval, the Compensation discussion and analysis included in this Circular.

Oversight of compensation policies and pensions

•    We reviewed and approved the Bank’s Compensation Management Framework, the RBC Policy on Compensation Risk Management, and the RBC Forfeiture and Clawback Policy.

•    We reviewed a comprehensive report of the Bank’s pension plans, including plan design, governance, funding, performance and investment strategy.

Talent management and succession

•    We supported the board in overseeing several major executive appointments, including:

–     the succession of the President and Chief Executive Officer, and

–     the appointments of the Group Head, Personal & Commercial Banking and the Group Head, Technology & Operations.

•    We reviewed and discussed the Bank’s integrated approach to executive and high-potential talent management and succession planning, ensuring a pipeline of leaders is in place to drive both short and long-term performance.

Committee Chair Oversight

The Human Resources Committee Chair is responsible for the management and effective performance of the Committee and provides leadership to the Committee in fulfilling its mandate. David Denison held the role of Human Resources Committee Chair during 2014 and Richard George was appointed Chair effective January 1, 2015. Highlights of Mr. Denison’s key responsibilities in 2014 included:

•    Meeting with representatives of OSFI on a regular basis to foster an open dialogue.

•    Engaging with shareholders on the Bank’s approach to executive compensation in connection with the shareholder advisory vote.

•    Overseeing the Human Resources Committee continuing education curriculum.

•    Maintaining ongoing communications with the Chief Human Resources Officer and members of the Committee on developments relating to talent management, succession planning, alignment of variable compensation with risks and performance, and meeting agenda planning.

•    Reporting to the board following each Human Resources Committee meeting with respect to matters reviewed.

• We discussed with management the leadership capabilities required to execute the Bank’s current and longer-term strategic objectives and reviewed key leadership actions planned for the coming years.

Employee matters

•	We assessed and discussed the 2014 employee opinion survey results.
•	We reviewed and approved the RBC Code of Conduct and reviewed a semi-annual report regarding compliance with the Code.

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Report of the Risk Committee

Members (fiscal year end)	W.G. Beattie (Chair), R.L. George, M.H. McCain, H. Munroe-Blum, T. A. Renyi, B.A. van Kralingen and V.L. Young.
Primary Responsibilities

The Risk Committee is responsible for overseeing risk management at RBC, ensuring that management has in place policies, processes and procedures designed to identify and effectively manage the significant risks to which the Bank is exposed, including compliance with applicable laws and regulations. For 2014, the Committee also fulfilled the role of a conduct review committee for RBC and certain of its subsidiaries. Effective January 1, 2015, this responsibility was reallocated to the Governance Committee.

This report has been approved by the members of the Risk Committee.

2014 Highlights

We met 12 times over the past fiscal year. At each regularly scheduled meeting we met privately with the CRO, and we also met in camera with no members of management present. Moreover, to discuss areas of shared oversight, we had two joint meetings with the members of the Audit Committee and one joint meeting with members of the Human Resources Committee. We also participated in education presentations that provided a review of specific lines of business using a “risk lens.” Highlights from our 2014 Committee activities include the following:

Risk management

We were actively engaged with management in reviewing and/or recommending for board approval the following matters:

•	specific risk issues, including provisions for credit losses and specific portfolio exposures;
•	results of supervisory reviews of RBC and updates on the regulatory and economic environment both in Canada and abroad;
•

the Bank’s Enterprise Risk Appetite Framework, which is the amount and type of risk RBC is willing to accept in the pursuit of its business objectives. In this regard, we also reviewed regular reporting on the assessment of the Bank’s risk profile as measured against the approved risk appetite;

•	the delegation of risk limits to management, as well as transactions exceeding those delegated authorities;
•

the comprehensive Enterprise Risk Management Framework, which provides a consolidated overview of the Bank’s program for identifying, measuring, controlling and reporting on the significant risks that face the organization;

•	other risk-specific frameworks outlining in detail how each significant risk impacts RBC, as well as the mechanisms for identifying, managing and reporting those risks;
•

how risk conduct, a key element of overall organizational culture, is being assessed at RBC and the key initiatives planned or underway to further strengthen risk conduct and ensure the Bank’s practices meet or exceed evolving regulatory expectations;

•	a new RBC Enterprise Risk Conduct Framework which provides an overview of enterprise-wide activities and processes that drive strong behaviours and support a robust level of risk conduct;
•	reports on the Bank’s stress testing program as well as ad-hoc stress tests conducted throughout the year;

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•    the Bank’s recovery plan which outlines how RBC would respond to a severe financial crisis;

•    regular reports on the management of cybersecurity risk, including updates on the threat landscape impacting the financial services industry; and

•    the program for managing third-party and outsourcing risks.

Oversight of the risk management function

As part of our duty to oversee the risk management function, we reviewed and approved the function’s organizational structure, budget and resources. We also assessed the effectiveness and reviewed the mandates of the CRO and of the function.

Conduct review matters

In line with our conduct review responsibilities, we reviewed policies and procedures established by management to comply with the self-dealing provisions of the Bank Act and the U.S. Sarbanes-Oxley Act of 2002. We also monitored procedures to resolve conflicts of interest, reviewed and approved

Committee Chair Oversight

The Risk Committee Chair is responsible for the management and effective performance of the Committee and provides leadership to the Committee in fulfilling its mandate. Highlights of Geoffrey Beattie’s key responsibilities in 2014 included:

•    Meeting with representatives of OSFI on a regular basis to foster an open dialogue.

•    Overseeing the Risk Committee continuing education curriculum.

•    Maintaining ongoing communications with the CRO and members of the Committee on developments relating to risk.

•    Attending industry events and specific risk management seminars.

•    Reporting to the board following each Risk Committee meeting with respect to matters reviewed.

the RBC Code of Conduct, and obtained assurances that the Bank has processes in place to ensure adherence to the Code.

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Statement of Corporate Governance Practices

RBC and its Board of Directors are committed to maintaining high standards of governance which comply with all regulatory standards and reflect evolving best practices that are in the interest of the organization.

To serve the interests of shareholders and other stakeholders, governance must improve continuously and our corporate governance system is subject to ongoing review and assessment.

In 2014, in consultation with an external governance expert, the board’s Governance Committee led a comprehensive review of our governance policies and practices, assessing alignment with best practices and identifying opportunities to maximize board engagement. This review led to changes to:

•	the allocation of responsibilities of board committees;
•	board composition and renewal;
•	tenure for Committee Chairs; and
•	effectiveness evaluations for the board, Board Chair, committees, Committee Chairs and individual directors.

The board will continue to proactively adopt governance policies and practices designed to align the interests of the board and management with those of shareholders and to promote the highest standards of ethical behaviour and risk management at every level of the organization.

The board exercises its authority in accordance with the RBC Code of Conduct, our By-laws, the Bank Act, and other applicable laws and regulations, including those imposed by the Canadian Securities Administrators (CSA), the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission (SEC). Our governance practices are consistent with:

•	Bank Act requirements;
•	the corporate governance guideline of the Office of the Superintendent of Financial Institutions (OSFI);
•	the CSA corporate governance guidelines (CSA Guidelines);
•	CSA rules and applicable SEC rules relating to audit committees;
•	the corporate governance listing standards of the NYSE applicable to U.S. domestic issuers, except to the limited extent summarized on our website at rbc.com/governance; and
•	the guidelines of the Canadian Coalition for Good Governance set out in Building High Performance Boards.

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The following table indicates where governance information is provided in the Proxy Circular and provides an overview at a glance of certain key elements of governance at RBC.

Key governance elements at RBC	At a glance	Pages
Corporate governance principles	Core principles guide our approach to governance at RBC	34
Governance structure	Fundamental relationships among the board and stakeholders	35
Code of Conduct	Sets standards of integrity and ethical behaviour for the board and employees	35
Board independence	14 of 15 RBC directors – over 93% – are independent	17, 36
Independent Board Chair	Kathleen Taylor, an independent director, is RBC Board Chair	38
Director biographies and equity ownership	Collectively, our independent board members have more than $42 million invested in RBC	9, 47
Director attendance	All directors exceed the minimum attendance requirement of 75% of meetings – average attendance of directors at board and committee meetings was 99.2% and 95.3%, respectively.	9, 17
The board’s role	The board’s role is one of overall stewardship at RBC	38
Director orientation and ongoing education	We have established orientation processes for new directors as well as ongoing education programs for the board	40
Board competency matrix	As part of our nomination process, directors’ competencies and experience are tracked	18, 42
Board tenure policies	We have tenure policies for directors, the Board Chair and Committee Chairs	43
Majority voting policy	Director nominees not receiving majority approval must tender resignations	44
Board and director assessments	We have formal assessment processes for the board, its committees, the Board Chair, Committee Chairs and individual directors	44
Board and executive diversity	5 of 15 or 33% of RBC directors and 37.5% of our executive officers are women	46
Directors’ compensation	Board compensation is designed to align directors’ and shareholders’ interests	19, 47
Say-on-pay	RBC holds an annual advisory vote on executive compensation	7
Board committee reports	Annual reports to shareholders from Audit, Governance, Human Resources and Risk Committees	23

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Corporate governance principles

Our approach to corporate governance is guided by the following core principles:

Principle	Description
Ethical culture

Trust, integrity and good governance are hallmarks of the board’s governance approach. In setting the tone at the top, the board nurtures the strong corporate values that are well entrenched in the culture of RBC and reinforces the ethical principles on which our reputation and success are founded.

To maximize shareholder value on a sustainable basis, these values must extend into every segment of our operations and business activities.

Independence

Independence from management is fundamental to its role, and the board has put effective mechanisms in place to ensure its independence.

All direct and indirect material relationships with RBC are considered in determining whether a member of the board is independent.

Stewardship

The members of the board are the stewards of RBC, exercising independent judgment in supervising management and safeguarding the interests of shareholders.

In fulfilling its stewardship role, the board seeks to instill and foster a corporate environment founded on integrity and to provide management with sound guidance in pursuit of long-term shareholder value.

Oversight of strategy

The members of the board are key advisors to management, overseeing strategic direction and the formulation of plans, taking into account both opportunities and risks of the Bank’s businesses.

In carrying out its oversight role, the board actively engages in setting long-term strategic goals for the organization, reviews and approves business strategies, corporate financial objectives and financial and capital plans that are consistent with the strategic goals, and monitors the Bank’s performance in executing strategies and meeting objectives.

Oversight of risk

A key priority of the board is embedding a strong risk management culture throughout the organization and overseeing the frameworks, policies and processes adopted to identify principal risks to the businesses and systems implemented to manage those risks.

The board actively monitors the organization’s risk profile relative to risk appetite and seeks to ensure that management’s plans and activities provide an appropriate balance of return for the risks assumed and are prudently focused on generating shareholder value.

Continuous improvement

The board is committed to continuous improvement of the Bank’s corporate governance principles, policies and practices, which are designed to align the interests of the board and management with those of shareholders, to support the stewardship role of the board and to enhance the board’s ability to safeguard the interests of shareholders through independent supervision of management.

To ensure our policies and practices meet or exceed evolving best practices and regulatory expectations, our corporate governance system is subject to ongoing review by the board.

Accountability

The board has carefully defined the expectations and scope of duties of the board, its committees and management.

Transparency is fundamental to good governance, and the board takes seriously the Bank’s commitment to constructive shareholder engagement and clear and comprehensive disclosure and financial reporting.

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Governance structure

The fundamental relationships among the board, management, shareholders and other stakeholders are established by our governance structure, illustrated below, through which our ethical values and corporate objectives are set and plans for achieving those objectives and monitoring performance are determined.

Our Code of Conduct

The Board of Directors endorses the principles and compliance elements expressed in our Code of Conduct, which is reviewed and approved at least annually by the Governance Committee. Our Code of Conduct has been filed with securities regulators at sedar.com and is available at rbc.com/governance.

By setting the tone at the top, the board fosters a strong governance culture that influences every level of the organization. Our Code establishes written standards designed to promote integrity and ethical behaviour that apply to the Board Chair and members of the board, senior management and all employees. The Code sets out fundamental principles that guide the board in its deliberations and reflect the Bank’s global businesses and new and emerging risk areas, such as social media.

Our Code fosters an open environment in which questions and concerns may be brought forward, and requires that directors, officers and employees promptly report suspected irregularities or dishonesty. It creates a frame of reference for dealing with sensitive and complex issues, and provides for accountability if standards of conduct are not upheld. Waivers of departures from or breaches of the Code are considered only in exceptional circumstances and for:

•	an employee or contract worker, must be reported to the Governance Committee;
•	the top management team, must be approved by the Governance Committee;
•	directors, must be approved by the Board of Directors on recommendation of the Governance Committee; and
•	directors or the top management team, must be promptly disclosed.

No waivers from the Code have been granted for directors or the top management team.

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To enhance understanding throughout our global organization of the values and principles outlined in our Code of Conduct:

•	an online learning program was designed and implemented, together with regular online testing;
•	employees must review the Code and acknowledge adherence to it when they join RBC and then annually thereafter; and
•	members of the Board of Directors annually acknowledge they have read and understand the Code and certify that they are in compliance with its principles as they apply to the directors.

The board has approved the establishment and mandate of an Ethics and Compliance Committee, comprised of senior management, to monitor effectiveness of our overall ethics and compliance program in promoting a corporate culture that encourages ethical conduct and a commitment to compliance with laws and regulations. This committee establishes ethics and compliance training and awareness programs and advises senior management and the board on significant compliance and regulatory issues. Regular reporting on ethics and compliance to the Governance Committee assists the board in monitoring compliance with the Code of Conduct.

RBC has also adopted a policy establishing mechanisms for directors, officers, employees and third parties to report, on a confidential and anonymous basis, allegations of wrongdoing relating to accounting, auditing or internal accounting controls.

Conflicts of interest

Where the personal or business relationships or interests of directors and executive officers may conflict with those of RBC, they are required to disclose in writing, or by requesting to have it entered in the minutes of the meeting, the nature and extent of any interest they have in a material contract or material transaction with RBC. In the event of a conflict of interest, the director or executive officer will leave the relevant portion of the meeting and the director will not vote or participate in the decision.

Independence of the board

The board believes that independence from management is fundamental to its effectiveness. Every member of the Board of Directors, other than David McKay who is our President and Chief Executive Officer (CEO), has been affirmatively determined to be independent.

As a Canadian financial services company listed on the TSX and NYSE, RBC is subject to various guidelines, requirements and disclosure rules governing independence of the board and its committees.

Independence standards

To assist it in making determinations as to the independence of directors, the board has adopted the Director Independence Policy, which contains categorical standards of independence regarding such matters as:

•	business and lending relationships between RBC and directors, their spouses and their businesses;
•	receipt of payments from or provision of goods or services to RBC;
•	relationships between directors and their family members and the auditor of RBC; and
•	donations by RBC to charities with which directors are associated.

Our Policy incorporates criteria from the “affiliated persons” regulations under the Bank Act and the definition of “independence” in the CSA Guidelines. A director will be considered independent only if the director is unaffiliated with RBC and the board has affirmatively determined that the director has no direct or indirect material relationship with RBC. This Policy sets higher standards for members of our Audit Committee and our Human Resources Committee.

Our Director Independence Policy has been filed with securities regulators at sedar.com and is available on our website at rbc.com/governance.

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Assessing independence

Information concerning personal and business relationships between each director and RBC, including the provision of banking and financial services, is used by the board in its analysis and subsequent determination of director independence. This information is collected through a due diligence process that includes the following sources:

•	directors’ responses to an annual detailed questionnaire;
•	biographical information of directors; and
•	internal records and reports on relationships between directors, entities affiliated with directors and RBC.

Any relationships between a director and RBC are tested against the materiality thresholds set out in the Director Independence Policy. The board also takes into account all other facts and circumstances that it deems relevant in determining whether the relationships could be reasonably expected to interfere with the exercise of the directors’ independent judgment. In its evaluation and analysis, the board considers the nature and extent of these relationships and their importance not only to the director and to RBC but also to entities with which the director is affiliated.

Determinations of independence

The board has analyzed the relationships between each director nominee and RBC and, on advice from the Governance Committee, has affirmatively determined that 14 of the 15 persons proposed in the Proxy Circular for election as directors (93%) have no direct or indirect material relationship with RBC and are unaffiliated under the Bank Act and are therefore independent. The Bank Act requires that the CEO be a member of the board and, as CEO, Mr. McKay is not independent and is affiliated with RBC. Mr. McKay is not a member of any of the committees of the board. Board committees are comprised entirely of independent directors.

The board has also determined that every member of our Audit Committee and our Human Resources Committee meets the additional independence requirements for membership on audit committees and compensation committees, respectively.

Other independence mechanisms

The board has established other important governance policies and practices to enhance board independence:

•	Each board committee and, with the approval of the Board Chair, individual directors, may engage external advisors at the expense of RBC.
•

To facilitate open and candid discussion among the directors, the Board Chair leads sessions attended only by independent directors. There were independent directors’ sessions at all eight board meetings held during the 2014 fiscal year.

•	Members of the Audit Committee may serve on the audit committees of only three public companies, including RBC.

Board interlocks and other board memberships

To ensure our directors have sufficient time and energy to devote to their responsibilities to RBC and no conflicts or circumstances arise that could impact their independent thinking, we monitor the other public company boards on which our directors serve.

The Board of Directors has adopted a policy limiting the number of common memberships on boards of public companies on which our directors may serve. No more than two RBC board members may sit on the same public company board. Currently, there is only one interlocking public company board membership among our directors. Geoffrey Beattie and Michael McCain sit on the board of Maple Leaf Foods Inc. Mr. Beattie sits on that board’s Corporate Governance and Human Resources & Compensation Committees and Mr. McCain sits on no committees. The Board of Directors has determined that this common board membership does not impair the ability of these directors to exercise independent judgment as members of the board of RBC.

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Independent Board Chair

Kathleen Taylor, an independent director, is our Board Chair.

The Board Chair is responsible for the management, development and effective functioning of the Board of Directors and provides leadership in every aspect of its work. She has unrestricted access to management, as well as the authority to engage, at the expense of RBC, independent legal counsel or other advisors and to approve the fees and terms of their engagement. In carrying out her duties, the Board Chair:

•	chairs meetings of shareholders and of the board and sessions of independent directors;
•	serves as a liaison among the directors and between the board and senior management, providing feedback to the CEO;
•	acts as a key advisor to the CEO on major issues;
•	participates in the orientation and mentoring of new directors and the continuing development of current directors;
•	does not serve as a member of any board committee, but attends and participates at committee meetings;
•	together with the Governance Committee is responsible for:
–

evaluation procedures for and assessments of the board, its committees, Committee Chairs and individual board members, including overseeing the process for regular director peer review and supplementing the formal review process by periodically meeting with individual directors;

–	board succession planning and recruitment of board members; and
–	succession planning for the Board Chair and for the Committee Chairs.

The board reviews and approves the Board Chair’s mandate, which is available at rbc.com/governance. The Governance Committee, under the direction of its Chair, annually assesses the effectiveness of the Board Chair in fulfilling the requirements of her mandate.

Role of the board

The Board of Directors is responsible for the overall stewardship of RBC. Directors are elected by shareholders to supervise management of the business and affairs of RBC, with the goal of enhancing long-term shareholder value.

In performing its role the board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs and reviews management’s performance and effectiveness.

The Bank Act specifies certain important matters that must be dealt with by the board, such as approval of financial statements and declarations of dividends. By formal resolution, the board reserves for itself the right to make certain decisions and delegates other decisions to management. Any responsibilities not delegated to management remain with the board and its committees. In some matters, management’s discretion is limited by dollar thresholds beyond which board approval is required. Some of the board’s other supervisory responsibilities are described below. The board’s mandate is filed with securities regulators at sedar.com and is available on our website at rbc.com/governance.

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Responsibility	Activities
Engaging in strategic planning

•    Reviewing results of an annual assessment of the performance of our businesses

•    Overseeing our strategic direction and formulation of our plans and priorities

•    Participating with management in an annual session dedicated to strategic planning

•    Annually approving the strategic plan, which takes into account, among other things, the opportunities and risks of the businesses

•    Frequently discussing aspects of strategy and, within the context of our enterprise-wide performance management framework, monitoring progress of implementation of strategic initiatives

•    Reviewing and approving the Bank’s organizational structure

•    Reviewing and approving our corporate financial objectives and operating plans, including significant capital allocations, expenditures and transactions that exceed delegated authorities

Identification of risks and oversight of risk management

•    Overseeing and approving the Bank’s risk appetite framework

•    Exercising oversight of risk management, principally through its Audit Committee, Risk Committee and Human Resources Committee:

–    the Risk Committee identifies the principal risks of our businesses, reviews and approves the Bank’s comprehensive enterprise risk management framework, and oversees the risk control environment

–    the Audit Committee receives regular reports on regulatory compliance matters, including anti-money laundering and anti-terrorism financing

–    the Human Resources Committee is responsible for reviewing alignment of the Bank’s major compensation programs and policies with sound risk management principles

•    Regularly meeting with key banking regulators to discuss the Bank’s risk profile and control environment

Engaging in succession planning and evaluation of management performance

•    Together with the Human Resources Committee:

–    reviewing the depth and diversity of succession pools for the CEO and other key leadership roles and monitoring the progress made by succession candidates in achieving the objectives of their development plans

–    reviewing leadership development strategies

–    reviewing plans and programs for the assessment and development of senior talent

–    supervising succession planning processes, which include selection, appointment and the development of the CEO and Group Executive

–    in a manner that is consistent with prudential incentives, evaluating and approving compensation of the CEO and senior management team

–    annually reviewing and approving the mandate of the CEO

Overseeing integrity of internal controls and management information systems

•    Requiring management to implement and maintain effective systems of internal control, including management information systems

•    Through its Audit Committee, assessing the adequacy and effectiveness of systems of internal control

•    Reviewing and approving our financial statements and overseeing compliance with applicable audit, accounting and reporting requirements

Fostering a culture of integrity	• Establishing the Bank’s values, as set out in our Code of Conduct, and satisfying itself that a culture of integrity is maintained throughout the organization
Governance

•    Through its Governance Committee, monitoring best practices in governance, developing corporate governance principles and guidelines and establishing appropriate structures and procedures to allow the board to function effectively and independently of management

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Director orientation

The Governance Committee oversees director orientation to assist new directors in fully understanding the nature and operation of our businesses, the role of the board and its committees and the contribution that individual directors are expected to make.

To enhance board effectiveness, RBC seeks to have new directors become fully engaged as quickly as possible. New directors meet with members of Group Executive and other Senior Officers to discuss our strategy, businesses and activities. For new and existing board members, we have a comprehensive Director’s Guide, which contains information concerning:

•	qualifications and guidelines for individual directors and their principal roles and responsibilities;
•	our Corporate Governance Framework, which provides an overview of the corporate governance principles, policies and practices of the board;
•	the structure of the board and its committees, and board authorities and delegations;
•	information relating to RBC and its management, including the organizational structure;
•	the legal framework of the organization, including our By-laws; and
•	key policies and procedures, including our Code of Conduct and our Director Independence Policy.

Board information needs and director continuing education

The Governance Committee ensures procedures are in place to give the board timely access to the information it needs to carry out its duties and oversees continuing education for directors.

For prompt dissemination of information to directors, RBC maintains a secure board intranet site. To ensure timely access to information, directors:

•	receive a comprehensive package of information prior to each board and committee meeting;
•	receive reports on the work of board committees following committee meetings;
•	participate in an annual strategic planning session;
•	identify their continuing education needs, through discussions with management and at board and committee meetings;
•	have full access to our senior management and employees; and
•	receive educational materials and regular updates between board meetings on matters that affect our businesses.

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To assist board members in understanding their responsibilities, as well as keeping their knowledge and understanding of our businesses current, we provide directors with an ongoing education program. This includes presentations by external experts and senior executives on the business and regulatory environment and on specialized and complex aspects of our business operations. All directors are invited to attend committee education sessions. During the 2014 fiscal year, directors participated in education sessions on a variety of topics including:

Board/Committee	Educational presentations
Board of Directors

•    External presentation relating to the financial services environment and challenges/opportunities facing financial institutions

•    Technology and macro trends emerging to transform the business environment

Audit Committee

•    New and future accounting standards, implementation and disclosure

•    External presentation on the regulatory environment and current developments for external auditors

•    Overview of Internal Audit Services practices and evolving regulatory expectations

•    Cross-border risk management (1)

•    Compliance with enhanced U.S. prudential standards for foreign banking organizations (1)

Governance Committee

•    Current regulatory landscape and key legislative and policy initiatives globally

•    Independent governance consultant presentation on market trends in board renewal, diversity and succession planning

•    External presentation relating to the 2014 corporate governance review and governance practices and trends

Human Resources Committee

•    Independent compensation consultant presentation on executive compensation and governance trends and global regulatory developments

•    Overview of new European compensation rules

•    Overview of our pension plans, including governance, plan design, funding and investment performance

•    Assessment and strengthening of the Bank’s risk conduct (2)

Risk Committee

•    Lines of business presentations through a risk lens: cards and payment solutions, structured products, auto finance, U.S. municipal markets, and home equity financing

•    External expert presentation on managing information security and cyber security risks

•    Credit and market risk limits and linkages to risk appetite and strategy

•    Overview of the Bank’s enterprise-wide stress testing programs

•    Risk conduct and application to RBC

•    Cross-border risk management (1)

•    Compliance with enhanced U.S. prudential standards for foreign banking organizations (1)

•    Assessment and strengthening of the Bank’s risk conduct (2)

(1)	Joint Audit Committee and Risk Committee meeting
(2)	Joint Human Resources Committee and Risk Committee meeting

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Periodically the board participates in tours of RBC operations to familiarize directors with the Bank’s businesses. Information and presentations concerning board responsibilities, as well as education on current trends in governance, are also available to the directors through their membership in the Institute of Corporate Directors.

Committees of the Board of Directors

To assist it in exercising its responsibilities, the board has established four committees: the Audit Committee, Governance Committee, Human Resources Committee and Risk Committee.

Each committee is comprised entirely of independent directors and is chaired by an independent director. The Governance Committee has approved a written mandate for the Committee Chairs and annually recommends committee membership. In the normal course, directors will serve on a committee for a minimum of three years. Each committee, through its Chair, reports to the board following each meeting. Committees may engage external advisors at the expense of RBC.

The Governance Committee reviews the committee mandates at least annually to ensure appropriate allocation of responsibilities. These mandates are posted on our website at rbc.com/governance. Reports of the activities of each committee over the past year are included in the Proxy Circular starting on page 23.

Nominating committee

The Governance Committee, which is comprised solely of independent directors, has oversight responsibility for board renewal. With a view to the long-term strategic focus of RBC, the Committee determines criteria for selecting and assessing potential and current directors and acts as the nominating committee responsible for recommending to the board individuals qualified to become board members.

The board derives its strength from the background, diversity, qualities, competencies and experience of its members. Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the next annual meeting. Every year, the Committee works with the Board Chair to review the credentials and performance of candidates proposed for election to the board and assess their competencies and experience against those that the board, as a whole, should possess.

As part of this analysis, the board maintains a matrix indicating the major competencies and expertise contributed by each director toward the needs of the board. The table on page 18 of the Proxy Circular summarizes the major competencies and experience of the members of the Board of Directors.

Based on reviews of board and director effectiveness and its assessment of the existing experience and strengths of the board and strategic needs of RBC, the Committee determines the competencies and personal qualities it should seek in new board members to add value to the organization.

Evaluating candidates for the board

The Governance Committee, together with the Board Chair, considers all qualified candidates identified by the Committee’s independent consultant, members of the Board of Directors, management and shareholders and maintains an evergreen list of potential candidates for the board.

Nominees are selected for such qualities as integrity and ethics, business judgment, independence, business and professional expertise, international experience, and residency and familiarity with geographic regions relevant to our strategic priorities.

The Committee reviews each candidate’s biographical information, assesses each candidate’s integrity and suitability and considers the results of background checks and internal and external due diligence reviews. The Committee considers whether the candidate:

•	has demonstrated, in personal and professional dealings, integrity, high ethical standards and commitment to the values expressed in our Code of Conduct;

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•	is likely to take an independent approach and to provide a balanced perspective;
•	is financially literate and able to read financial statements and other indices for evaluating corporate performance;
•	has a history of achievements that reflects high standards and demonstrates the ability to perform at the highest level;
•	has specific skills or personal qualities that would complement those already represented on the board;
•	has a background of experience that is indicative of sound judgment and the ability to provide thoughtful advice;
•	possesses knowledge and appreciation of public issues and exhibits familiarity with international, as well as national and local affairs; and
•

has sufficient time and energy to devote to the performance of duties as a member of the Board of Directors, having regard to positions the candidate holds in other organizations and other business and personal commitments.

The Committee also focuses on gender and non-gender diversity when considering candidates for nomination to the board.

External consultants

The Committee has sole authority to retain and approve the fees of any external consultants to conduct searches for appropriate candidates, or other external advisors that it determines to be necessary to carry out its duties.

Tenure policies

To balance the benefits of experience with the need for new perspectives, the board has in place tenure policies that seek to achieve ongoing renewal. Directors will not be renominated for election at an annual meeting after reaching the earlier of age 70 or 15 years of service on the board. The 15-year term for directors who joined the board prior to May 27, 2011 is calculated starting on the date of the 2012 Annual Meeting. New directors will be permitted to serve for at least six years, regardless of age.

The chart shows the tenure of board members standing for election at the 2015 meeting.

Subject to annual reappointment by the board:

•	The Board Chair has a tenure limit of eight years, with a review after five years of continuous service to plan for an orderly succession.
•

The tenure of the board Committee Chairs is three years and may be extended for a further period of up to two years, if appropriate, having regard to the expertise required for leadership of the relevant committee.

A director is expected to submit his or her resignation to the Board Chair for determination by the board upon recommendation of the Governance Committee where:

•	the credentials of the director change;
•	the director does not meet eligibility rules under the board’s conflict of interest guidelines; or
•	the director is no longer qualified under the Bank Act or other applicable laws.

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Majority voting policy

Board policy requires that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will tender a resignation to the Board Chair promptly following our annual meeting. The Governance Committee will consider the offer of resignation and, except in special circumstances, will recommend that the board accept the resignation. The Board of Directors will make its decision and announce it in a press release within 90 days following the annual meeting, including the reasons for rejecting the resignation, if applicable.

Board size

The Board of Directors has carefully considered issues relating to its size, taking into consideration legal requirements, succession planning and scheduled director retirements, best practices and skills required to complement the board’s skill set. The optimal size for the board represents a balance between two opposing needs: a business need for strong geographical, professional and industry sector representation; and the need to be small enough to facilitate open and effective dialogue and decision-making. The board has determined, based on the recommendation of the Governance Committee, that this year 15 nominees are proposed for election as directors at the Annual and Special Meeting on April 10, 2015.

Assessments

On an annual basis, the board and each board committee complete an evaluation of their effectiveness. Directors participate in an annual peer review process that is supplemented by regular one-on-one meetings between the Board Chair and individual directors. Effectiveness of the Board Chair and the Committee Chairs is reviewed annually by the Governance Committee.

The processes for assessment of the board and board committees and for director peer reviews are managed by the Governance Committee. The Committee retains an independent external consultant to design, analyze and report on the results of the evaluations and director peer reviews. In the context of assessments of the board and individual RBC directors, certain characteristics and behaviours are regarded as essential:

Director characteristics	Behaviours
Dedication and engagement	• arrives well prepared • is fully present at meetings • listens to others’ input and provides thoughtful advice
Integrity	• works for the greater good of RBC • demonstrates high ethical standards • upholds RBC values
Courage	• appropriately challenges the status quo • can make tough decisions • leads change
Business acumen	• focuses on the right performance outcomes • balances short, medium and longer-term objectives
Strategic orientation	• discusses pros and cons of future growth strategies • capable of assessing global opportunities aligned with RBC’s strategy

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The assessment processes for the board and each board committee are supplemented by input from Group Executive on areas such as board and committee processes, materials, interaction with management and overall effectiveness.

Annual assessments	By	Process	Outcome
Full board	All board members

•    A questionnaire is completed by all directors that addresses key aspects of board effectiveness including board composition, board dynamic, interaction with management, and board focus.

•    A summary report is prepared by the consultant and reviewed by the Governance Committee and the board.

•    The board develops priorities for the year to address any areas of improvement that were identified.

•    Action plans to address the priorities are developed and monitored by the Governance Committee and the Committee periodically updates the board on progress made against such action plans.

Board Chair	All board members

•    As part of the annual evaluation of board effectiveness, directors assess and comment on the Board Chair’s effectiveness.

•    The Governance Committee Chair meets one-on-one with individual directors.

•    A summary report is prepared by the consultant that consolidates the results from the survey and feedback from the one-on-one meetings between the Governance Committee Chair and each director.

•    The Governance Committee reviews the report as part of its annual evaluation of the Board Chair’s performance. The Committee provides a report to the board on its assessment of the Board Chair’s effectiveness.

•    Following the Committee’s report to the board, the Governance Committee Chair meets with the Board Chair to discuss the results and any development plans/priorities for the year.

Board Committees and Committee Chairs	Members of each committee

•    Members of each committee complete a questionnaire that evaluates the committee’s effectiveness in carrying out the duties specified in its mandate.

•    An assessment of the effectiveness of the Committee Chair is included in this process.

•    A summary report is prepared by the consultant, which is reviewed by the committee.

•    Each committee develops priorities for the year to address any areas of improvement that were identified.

•    Action plans to address the priorities are developed and monitored by the Governance Committee which periodically updates the board on progress made against such action plans.

•    Feedback relating to the Committee Chair is also provided to the Board Chair.

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Annual assessments	By	Process	Outcome
Individual Directors	All board members

•    Directors participate in an annual written peer review to assess themselves and their peers against criteria including the essential characteristics and behaviours referenced above.

•    This written assessment is complemented with regular one-on-one meetings with the Board Chair that take place at a minimum every two years.

•    A peer feedback report is prepared by the consultant that consolidates the ratings, comments of directors and any feedback from the one-on-one meetings.

•    The Board Chair uses the peer feedback reports as a tool for reviewing individual director performance and to identify any opportunities for individual director development.

•    Input from the peer evaluation process is taken into account when considering whether to re-nominate a director.

Diversity

Aligned with RBC core values, including “Diversity for growth and innovation,” the board recognizes the benefits of promoting diversity, both within RBC and at the level of the Board of Directors. Diverse perspectives linked in common purpose contribute to innovation and growth for RBC.

Board diversity

In assessing candidates and selecting nominees for the board, diversity is an important factor considered by the Governance Committee and as such the board has in place a diversity objective that at least 30% of board members should be women (increased from 25% in 2014). The nominees for election to the board at the 2015 Annual and Special Meeting exceed this objective as 5 of the 15 nominees (33%) are women.

Executive diversity

Diversity is integrated into our approach to talent management, which is highlighted on page 86 of the Proxy Circular. We consider different dimensions of diversity, including gender, when staffing executive and senior manager roles. The representation of women in these roles is an important measure of our progress in building a diverse leadership pipeline of potential successors for senior leadership positions. At the end of the fiscal year, 37.5% of our executive officers were women.

Annually, the Human Resources Committee reviews a report on executive talent management, which tracks progress in the area of diversity including the representation of women executives, the percentage of new executives who are women and the percentage of women succession candidates.

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Compensation

The compensation of our non-executive directors is designed to align their interests with those of shareholders and to provide market competitive compensation. Our shareholders participate annually in an advisory vote on our approach to executive compensation.

Directors’ compensation

Directors who are also officers of RBC receive no remuneration as directors. In 2006 shareholders set the maximum aggregate annual compensation that may be paid to non-executive members of the Board of Directors at $4,000,000.

The Governance Committee reviews the amount and the form of compensation of directors. In recommending the form of directors’ compensation, the Committee seeks to align the interests of directors and shareholders. As part of their compensation program, directors receive at least $115,000 of their board retainer in the form of RBC shares or Director Deferred Stock Units which must be retained until retirement from the board. In addition, within five years of joining the board directors are required to own shares or Director Deferred Stock Units with a minimum value of $630,000. As part of this investment, directors must own at least 1,000 common shares of RBC.

The Governance Committee has sole authority to retain and approve the fees of any independent compensation consultant to assist in determining board compensation. The Committee did not retain an independent compensation consultant in 2014. Detailed disclosure of board compensation is provided under the heading “Directors’ compensation” starting on page 19 of this Proxy Circular.

Executive compensation

The board is responsible for decision-making and oversight with respect to the compensation principles, policies and programs of RBC, including the management of compensation risk. The Human Resources Committee, which is comprised solely of independent directors, acts as the compensation committee of the board and assists the board in carrying out its responsibilities with respect to executive compensation matters. This Committee advises the board on compensation and human resources principles, as well as related policies, programs and plans designed to achieve the strategic goals and financial objectives of RBC within acceptable risk tolerances. The Committee’s 2014 report to shareholders begins on page 28 of the Proxy Circular. More detailed disclosure of the board’s process for determining Senior Officer compensation is described starting on page 49 of this Circular.

The Human Resources Committee has sole authority to retain and approve the fees of any independent compensation consultant to assist in determining compensation. Disclosure relating to the compensation consultant retained by the Committee to assist in determining compensation for our officers is provided under the heading “Independent advice” starting on page 56 of this Proxy Circular.

Shareholders also have the right to approve all equity compensation plans of RBC that involve newly issued securities, as well as material amendments to those plans.

Subsidiary governance

The board plays a key role in overseeing the governance of RBC subsidiaries.

To ensure that appropriate levels of governance are maintained in our subsidiaries, RBC has established an enterprise approach to legal entity governance. This approach provides a degree of central oversight and is responsive to evolving legal and regulatory requirements, regulatory expectations and best practices, as well as business and taxation needs. Active and engaged subsidiary boards play a key role in oversight of legal entities.

The Subsidiary Governance Office leads and co-ordinates these efforts to achieve sound governance, promoting consistency, simplicity and transparency in our subsidiary organizational structure and establishing policies on subsidiary board composition and functioning, as well as the creation, reorganization and termination of our subsidiaries.

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Shareholder engagement and communications

The Board of Directors welcomes engagement with shareholders and encourages them to express their views.

To allow shareholders to provide timely and meaningful feedback, the board has developed practices appropriate for the Bank’s investor base to facilitate constructive engagement. Examples of these practices include methods of hearing from shareholders and responding to their inquiries on an ongoing basis, as well as meetings with investors and organizations representing a significant number of shareholders. The board continues to proactively consider and adapt, as suitable to the circumstances of RBC, emerging practices of board engagement with shareholders.

Shareholders may communicate with the independent directors as indicated on our governance website at rbc.com/governance or by writing to the Board Chair at the address provided at the back of this Circular.

Our Investor Relations group is responsible for maintaining communications with the investing public. Investor Relations staff are available to shareholders by email, telephone or mail as indicated at the back of this Circular.

Senior executives including the CEO, other members of our Group Executive and the Vice-President and Head, Investor Relations, meet regularly with financial analysts and institutional investors.

The quarterly earnings conference calls with analysts are broadcast live and, for a period of three months after each call, are archived on our Investor Relations website at rbc.com/investorrelations. The Bank’s Annual Meeting is broadcast live and remains available until the following Annual Meeting on our Investor Relations website, where the Bank’s significant disclosure documents are also available.

Additional governance disclosure

The following documents are available at our governance website at rbc.com/governance:

•	our Corporate Governance Framework;
•	our Code of Conduct;
•	the mandates of the Board of Directors and its committees;
•	the Director Independence Policy;
•	position descriptions for the Board Chair, the Committee Chairs and the CEO;
•	a summary of significant differences between the NYSE Rules and our governance practices;
•	our Corporate Responsibility Report and Public Accountability Statement; and
•	this Statement of Corporate Governance Practices.

Printed versions of any of these documents can also be obtained free of charge from the Secretary, using the contact information at the back of the Proxy Circular.

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2014 REPORT ON EXECUTIVE COMPENSATION

Human Resources Committee letter to shareholders

To our fellow shareholders:

On behalf of the Human Resources Committee and the Board of Directors, we welcome this opportunity to tell you about how we approach compensation for the most senior executive officers at RBC and how we made our decisions for 2014.

Our compensation principles are the foundation of our approach. These principles guide all aspects of our programs, policies, practices and decisions in executive compensation. Our approach ensures that executive compensation outcomes at RBC align with shareholder interests, sound risk management principles, ongoing performance and talent retention, while rewarding behaviours that are consistent with the core values of RBC.

Over the course of the year, we considered emerging trends, regulatory developments and shareholder feedback on our pay practices to maintain an approach to compensation that fully reflects our principles.

In doing so, we are confident that our executive compensation programs continue to reflect best practices, motivate our executives to deliver on our strategy and reward performance with a view to creating long-term value for shareholders.

2014 performance

RBC has three principal strategic goals: in Canada, to be the undisputed leader in financial services; globally, to be a leading provider of capital markets, investor and wealth management solutions; and in targeted markets, to be a leading provider of select financial services complementary to our core strengths.

RBC made significant progress relative to these goals in 2014, with net income of $9 billion, up 8% from last year, driven by record earnings across all of our business segments.

We achieved all of our financial objectives, delivering diluted EPS growth of 9.3% and a return on equity of 19%, while maintaining a strong capital position with a Common Equity Tier 1 capital ratio of 9.9%.

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These financial objectives are used to measure progress towards the achievement of our medium-term total shareholder return (TSR) performance objectives. We delivered compound annual TSR of 23% and 12% over three and five years for the periods ending October 31, 2014, which compares to our peer group average of 19% and 8%, respectively.

Our progress relative to our strategic goals is further described under “CEO performance” below.

($ millions, except for percentage amounts)
Annual variable short-term incentive (STI) program
Financial measures	2014 STI target	2014 actual	Actual vs. target
Net income	$8,718	$9,004	up 3.3%
Return on common equity	18.9%	19.0%	up 10 bps
Mid and long-term incentive programs
Financial measures	2014 objective (1)	2014 actual	Actual vs. objective
Diluted earnings per share growth	7% +	9.3%	✓
Return on common equity	18% +	19.0%	✓
Capital ratios (Common Equity Tier 1)	Strong	9.9%	✓

(1)	Results relative to our financial objectives are the primary consideration in determining mid and long-term incentive awards.

CEO succession

Succession planning for the CEO as well as the selection and appointment of the senior management team are key responsibilities of the board. In light of Gord Nixon’s decision to retire after 13 years in his role as President and CEO and 35 years at RBC, the board appointed Dave McKay as President at the Annual Meeting of Common Shareholders on February 26, 2014 and subsequently President and CEO effective August 1, 2014. The board believes that Mr. McKay is eminently qualified for this role based on his 26-year career at RBC, most recently as Group Head, Personal & Commercial Banking. During fiscal 2014, the board also confirmed the appointments of Bruce Ross as Group Head, Technology & Operations, and Jennifer Tory to succeed Mr. McKay as Group Head, Personal & Commercial Banking.

CEO performance

We assess CEO performance relative to a set of financial, client, risk, strategic and operational objectives established by the board at the beginning of the year. Our results relative to financial objectives are described under “2014 performance” above.

Under Mr. Nixon’s and Mr. McKay’s leadership, RBC gained market share in Canada across key businesses and client segments, delivered solid volume growth in loans and deposits and launched new products to meet the evolving needs of our clients. We were also recognized as Canada’s most valuable brand by Brand Finance.

Globally, we expanded U.S. and international distribution of our global asset management business and deepened offerings and capabilities in key markets to win new clients and mandates to grow market share. We added talent in capital markets and wealth management in the U.S. and internationally. We also continued to optimize Caribbean banking operations for efficiency and profitability, including completing the sale of RBC Jamaica, and strengthened our cross-border banking business in the U.S.

This year’s results show that our clients continue to trust RBC with more of their business. Client satisfaction and loyalty scores continued to be strong and increased over last year, and we received external recognition through a number of industry awards. Employee engagement scores remained strong and above the external benchmark of high-performing companies.

In assessing Mr. Nixon’s performance, the Human Resources Committee and the board acknowledged his exemplary role in the successful and seamless CEO transition process, which has enabled an uninterrupted focus on executing our long-term strategic plan across the enterprise.

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CEO compensation

The board awarded Mr. Nixon total direct compensation of $9,161,000 for the nine months he served as CEO. His compensation was 9% above target and included a short-term incentive award of $2,111,000 and a mid-term incentive award of $5,925,000. Mr. Nixon’s mid-term incentive award was delivered in the form of performance deferred share units, as he was not eligible to be granted stock options following his retirement. As illustrated on page 80, the growth in shareholder value during the last five years has outpaced the change in value of the compensation awarded to Mr. Nixon over the same period.

Upon Mr. McKay’s appointment as President and subsequently as President and CEO, the board approved compensation targets for each role. In establishing compensation targets, the board took a multi-year approach to transitioning Mr. McKay’s compensation to the appropriate positioning relative to our peers. The compensation targets approved for Mr. McKay as President and CEO also reflect the board’s decision to increase the weight placed on performance-based pay in place of fixed compensation, including pension benefits, consistent with our pay-for-performance approach.

The board awarded Mr. McKay total direct compensation of $7,528,000, which represents pro-rated compensation for each of the three roles he held during the year. His compensation was 6% above target. Mr. McKay’s total direct compensation included a short-term incentive award of $1,533,000 and mid and long-term incentives totalling $5,000,000. The mid and long-term incentives were granted in the form of performance deferred share units (80%) and stock options (20%) to support the alignment of his incentives with the interests of shareholders.

We believe the compensation awarded to Mr. Nixon and Mr. McKay this year appropriately reflects their leadership in driving our record performance and our ability to deliver sustainable growth and industry-leading returns.

Having your say

The Human Resources Committee and the board believe that our decisions in 2014 incorporate RBC’s compensation principles, market practices, your feedback as shareholders as well as a prudent stewardship of your capital, and therefore that the compensation outcomes that are described more fully in the compensation discussion and analysis section of this report are appropriate.

Your input is important to us and we encourage you to review our 2014 compensation discussion and analysis and cast your “say-on-pay” vote at the upcoming Annual Meeting of Common Shareholders. If you would like to provide more specific feedback, please contact the board by using the contact information at the back of this Circular.

David Denison	Kathleen Taylor
Chair of the Human Resources Committee in 2014	Chair of the Board

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Compensation discussion and analysis

This section describes our approach to compensation and the specific compensation policies, practices, programs and awards for our named executive officers (NEOs) in fiscal 2014:

• Gordon M. Nixon	President and Chief Executive Officer – November 1, 2013 to February 25, 2014
Chief Executive Officer – February 26, 2014 to July 31, 2014
• David I. McKay	Group Head, Personal & Commercial Banking – November 1, 2013 to February 25, 2014
President – February 26, 2014 to July 31, 2014
President and Chief Executive Officer (CEO) – effective August 1, 2014
• Janice R. Fukakusa	Chief Administrative Officer and Chief Financial Officer (CAO and CFO)
• M. George Lewis	Group Head, Wealth Management and Insurance
• A. Douglas McGregor	Group Head, Capital Markets and Investor & Treasury Services
• Bruce Ross	Group Head, Technology & Operations

In addition to the executive leadership changes described on page 50, Mr. McGregor, previously Co-Group Head, Capital Markets and Investor & Treasury Services, assumed full responsibility for the businesses as Group Head, Capital Markets and Investor & Treasury Services and Chair and Chief Executive Officer of RBC Capital Markets, effective December 4, 2013. Mr. Ross joined RBC on January 1, 2014 as Group Head, Technology & Operations.

Approach to compensation

At RBC, we have designed our compensation programs to:

•

align our executives’ interests with the achievement of performance objectives and strategic goals within our risk appetite, to drive superior financial performance and generate sustainable shareholder returns; and

•	attract and retain the talent we need to compete and succeed.

Our approach to compensation, including executive compensation, is based on five guiding principles, which are outlined below.

1. Compensation aligns with shareholder interests

Our performance-based incentive programs align the interests of employees with shareholders as payouts from these programs vary based on the absolute and relative performance of RBC. In addition, given their individual impact on RBC, more highly paid employees receive a significant portion of their pay in the form of deferred compensation (i.e., equity incentive awards), further aligning their interests with the interests of shareholders.

2. Compensation aligns with sound risk management principles

Our risk management culture is reflected in our approach to compensation. Compensation principles and practices align with the enterprise-wide risk management framework to ensure an appropriate balance between risk and reward. Performance of individuals, lines of business and RBC overall is assessed on a number of measures, including adherence to risk management policies and guidelines. We also regularly review our corporate governance practices to ensure alignment with evolving best practices and regulatory guidance.

3. Compensation rewards performance

Our pay-for-performance approach is designed to align total compensation with the contributions of employees. A majority of our employees participate in variable compensation programs that reward employees on the basis of several factors including individual, business segment and enterprise results relative to established performance objectives that are aligned with the risk appetite of RBC.

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4. Compensation enables RBC to attract, engage and retain talent

Talented and motivated employees are essential to building a sustainable future for RBC. To this end, we offer compensation that is competitive within the markets where we operate and compete for talent. Compensation programs reward employees for high performance and their potential for future contribution.

5. Compensation rewards behaviours that are consistent with the core values of RBC

Our compensation programs reward results driven by behaviours that are consistent with our core values of service, teamwork, responsibility, diversity and integrity. These values, embedded in our Code of Conduct, form the foundation of our culture and underpin our ongoing commitment to deliver value to all of our stakeholders. Failure to comply with company policies and procedures, including our Code of Conduct, is considered in determining adjustments to performance-based compensation.

Key programs and practices relating to compensation at RBC

	RBC practice		Page
Pay for performance

Performance-based compensation	✓	We assess the performance of the CEO and members of the Group Executive (the most senior executives of RBC) relative to a combination of financial, client, risk, strategic and operational objectives, which are aligned with our strategic goals.	65

Significant portion of pay “at-risk” and pay subject to performance	✓	For the CEO and members of the Group Executive, typically between 75% and 85% of target total direct compensation will be “at-risk” and between 65% and 80% of variable compensation will be deferred. This mix provides a strong pay-for-performance relationship.	66

Mid and long-term incentive awards subject to performance at grant and over performance period	✓	Consistent with best practice, we determine grants of mid-term and long-term incentives based on financial performance (diluted earnings per share (EPS) growth, return on common equity (ROE) and capital ratios). In addition, the Performance Deferred Share Unit (PDSU) Program is subject to a relative total shareholder return (TSR) metric at the end of the three-year performance period, with the possibility of zero payout if the performance threshold is not met.	67

Scenario analysis of pay programs	✓	Every year we perform scenario analysis on our major compensation programs, including those in which the CEO and members of the Group Executive participate, to assess how they might pay out under various RBC performance scenarios. We also back-test the compensation of the CEO and members of the Group Executive to confirm appropriate pay-for-performance alignment.	65, 66

Committee discretion	✓	The Human Resources Committee may use its informed judgment when recommending final compensation awards to the board to ensure pay outcomes appropriately reflect risk and other unexpected circumstances that may arise during the year.	71
Compensation governance and risk management

Adoption of “say-on-pay”	✓	Voluntarily adopted by RBC in 2009.	7

Governance oversight	✓	The Human Resources Committee assists the board in carrying out its compensation oversight responsibilities, including the compensation of the CEO and members of the Group Executive.	55

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	RBC practice		Page

External independent advice	✓	The Human Resources Committee engages an independent advisor to provide an external perspective of marketplace changes and best practices related to compensation design and governance, and objective advice regarding the appropriate level of compensation for the CEO and members of the Group Executive in the context of RBC performance.	56

Alignment with Financial Stability Board’s (FSB) principles and standards	✓	Our approach to compensation risk management is aligned with the FSB’s Principles for Sound Compensation Practices and Implementation Standards.	59-60

Deferrals, forfeiture and clawback provisions	✓	We align incentive compensation deferral arrangements with the FSB’s principles and standards. A forfeiture and clawback policy allows RBC to recoup incentive awards in the event of misconduct or a material error or misstatement of financial results, financial reporting or financial statements.	59, 60

Anti-hedging policy	✓	To maintain the intended alignment between individual and shareholder interests, we prohibit employees from hedging their equity-based compensation.	58

Performance cycles align with risk time horizon	✓	To align compensation with the risk time horizon and motivate executives to create longer-term value and remain accountable for decisions with longer risk tails, we require that a significant portion of variable compensation be deferred and that executives meet share ownership guidelines.	66

Post-retirement share ownership	✓	The CEO and members of the Group Executive must maintain a defined level of share ownership, which extends into retirement, ensuring their interests continue to align with shareholders over 24 and 12 months, respectively.	70

Incentive plan caps	✓	The annual variable Short-Term Incentive (STI) Program is capped at 2.5 times the target; the PDSU Program is capped at 1.25 times the target.	67

Talent management and succession planning	✓	The board oversees a comprehensive approach to talent management and succession planning, which is aimed at ensuring we have a pipeline of leaders to drive both short and long-term performance.	86-87

Double trigger change in control	✓	Equity awards vest on an accelerated basis only where termination of employment follows a change in control, referred to as “double trigger.”	96
Competitive compensation program

Peer group definition, criteria and application	✓	We use a core comparator group of Canadian financial institutions, and for the CEO, we also use a reference comparator group to establish competitive compensation levels. Our financial performance comparator group is used to adjust payouts based on relative TSR performance under the PDSU Program.	62-63, 70

Target market positioning	✓	We position NEO target pay levels relative to the core comparator group; for additional context we consider broad market information for financial institutions outside Canada for NEOs with significant international responsibilities.	63

Opportunity to defer annual bonuses in deferred share units	✓	To enhance alignment with shareholder interests, executives may elect to receive 100% or a portion (25%, 50% or 75%) of their annual bonus award in deferred share units, which are redeemable only upon retirement, resignation or termination of employment with RBC.	69

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Compensation governance

Our Board of Directors is responsible for the oversight of RBC’s compensation principles, policies, programs and decisions. The board is supported in this work by the Human Resources Committee, which is comprised of independent directors and is advised by an external independent compensation advisor.

The following chart illustrates RBC’s compensation governance structure.

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Composition of the Human Resources Committee

The members of the Human Resources Committee in fiscal 2014 were D.F. Denison (Chair), W.G. Beattie, A.D. Laberge, J.P. Reinhard, K.P. Taylor and B.A. van Kralingen.

The board recognizes the importance of appointing knowledgeable and experienced individuals who have the necessary background in executive compensation and risk management to fulfill the Committee’s obligations to the board and shareholders. Most members of the Committee have had significant experience in these areas as senior management of complex organizations and through their prior and current membership on the Human Resources or Risk Committees of the RBC board. Most members currently serve, or have served on, compensation committees of the boards of other large complex organizations. In fiscal 2014, three members of the Committee – Mr. Denison, Ms. Laberge and Mr. Reinhard – all of whom are audit committee financial experts as defined by the U.S. Securities and Exchange Commission also served on the RBC Audit Committee. In addition, two members of the Committee – Mr. Beattie and Ms. van Kralingen – also served on the RBC Risk Committee, of which Mr. Beattie is the Chair. This cross-membership between committees supports the effective oversight of compensation and its alignment with sound risk management principles and practices.

In 2014, the Committee held a joint meeting with the Risk Committee to discuss the relationship between risk and compensation at RBC.

Independent advice

The Committee benefits from the advice of an external independent compensation advisor with deep expertise in the area of executive compensation. The Committee has retained Hay Group for this purpose since 2004. The independent advisor’s role includes:

•	advising on compensation and governance trends, issues and changes in executive compensation in Canada, the U.S. and Europe;
•

annually reviewing, and recommending changes to, the design of major compensation programs to ensure they remain market competitive and aligned with shareholder interests and sound risk management principles;

•	providing advice regarding the appropriate level of target compensation for the CEO and members of the Group Executive;
•

providing advice to the Committee regarding the CEO’s compensation recommendations for members of the Group Executive and assisting in finalizing the Committee’s compensation recommendations for the members of the Group Executive and the CEO based on individual, business segment and overall RBC performance.

•	reviewing the results of scenario analysis to assess how the performance-based incentive programs might pay out under different scenarios of RBC performance;
•	conducting CEO pay-for-performance analysis relative to the core comparator group; and
•	reviewing compensation-related materials prepared by management in advance of Committee meetings and highlighting potential issues to the Chair of the Committee.

The Chair of the Committee meets privately with the independent advisor before each meeting to ensure that important issues receive proper attention. In addition, the Committee meets with the independent advisor in camera (i.e., without management representatives present) at every regularly scheduled meeting to ensure that the Committee is able to discuss matters free from the influence of management.

In addition to its work for the Committee, Hay Group also provides RBC with market information, as it is the sole provider of specialized surveys of compensation practices among Canadian financial institutions for both executive and non-executive roles.

In its assessment of the independence of Hay Group, the Committee considered all factors relevant to providing independent advice to the Committee, and also reviewed the non-Committee services performed for RBC in 2014 and the proposed fees for those services (see “all other fees” in the table below). The Committee was satisfied that, based on this review and given the nature and value of the other services provided by Hay Group, the provision of non-Committee services to RBC did not impact its ability to act as an independent resource for the Committee.

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The total fees that RBC paid to Hay Group for its services represented less than 1% of Hay Group’s global revenue. The table below shows the fees paid to Hay Group over the last two years.

Services performed	Fees paid in 2014 (1)	Percentage of total fees paid in 2014	Fees paid in 2013 (1)
Executive compensation-related fees	$216,256	76%	$214,592
All other fees (limited to position evaluation and compensation surveys)	$67,900	24%	$83,682

(1)	Amounts exclude taxes paid.

Compensation risk management

This section outlines key compensation risk-related policies, standards and processes that promote sound risk management at RBC and help to ensure compensation aligns with the short and long-term interests of our shareholders as well as regulatory guidance.

Our approach to compensation risk management is outlined in an overarching policy applicable to all employees (see the “RBC Policy on Compensation Risk Management,” described below).

As set out in the RBC Code of Conduct, employees at all levels of the organization have a part to play in promoting a strong risk culture built on our core values. These values are embedded in our recruitment, promotion, learning, leadership development and compensation practices. Failure to comply with company policies and procedures, including the RBC Code of Conduct, is considered in determining adjustments to performance-based compensation. Additionally, managers are expected to consider potential risks associated with compensation arrangements and to take into account risk accountabilities and ethical behaviours as part of performance evaluations and compensation decisions.

The Chief Risk Officer (CRO) also plays a key role in the management of compensation risk at RBC, including several of the practices described in this section. The CRO’s role as it relates to compensation management is further described on page 55.

RBC Policy on Compensation Risk Management

Purpose

Sets out the compensation risk management policy and practices for RBC. The policy is guided by the FSB’s Principles for Sound Compensation Practices and Implementation Standards, which have been adopted by our principal regulators, and other applicable regulatory guidance.

Applicability	All employees.

Key features	The policy outlines the following:
	•	the role of the Compensation Risk Management Oversight Committee (CRMOC), as described on page 55;
	•	the proportion of variable compensation that will be paid under deferral arrangements for executives and Covered Employees (those employees whose professional activities may have a material impact on the risk profile of RBC), which is based on the employee’s role and the level of compensation awarded;
	•	that deferred compensation will be awarded in equity or equity-linked instruments for executives and Covered Employees; and
•

that compensation for employees responsible for financial and risk control activities will be determined independently from the performance of the businesses they oversee, to affirm their independence.

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Criteria for the identification of Covered Employees

Purpose

Identifies employees whose professional activities may have a material impact on the risk profile of RBC, including the CEO and members of the Group Executive, in order to ensure risks are appropriately reflected in their compensation outcomes.

Applicability	All employees.
Key features	•	Compensation arrangements for Covered Employees are subject to additional standards and processes, including a review by the CRO, to ensure such arrangements do not contribute to risk-taking in excess of the risk appetite of RBC.
	•	The selection criteria are based on key risk factors and reflect our intention to include all relevant employees regardless of their level within the organization.

Restrictions on trading and hedging RBC securities

Purpose	Maintains alignment of employee interests with those of our shareholders.

Applicability	All employees.
Key features	RBC employees are prohibited from:
• selling RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale);
• directly or indirectly buying or selling a call or put on RBC securities, subject to certain limited exceptions for employees of RBC subsidiaries; and
•

entering into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of securities of RBC.

Adjustments for compensation risk and performance outcomes

Purpose	Ensures that adjustments for risk and performance are appropriately reflected in performance-based compensation amounts. This means that potential risk adjustments can be made to entire programs, business segments within a compensation program, and to groups of or individual Covered Employees, depending on the underlying nature of assessed risk and actual performance and risk outcomes.

Applicability	All major compensation programs and Covered Employees.
Key features	•	To assist the Committee in determining whether compensation awards require a risk or performance adjustment, the CRMOC reviews compensation program pool calculations to ensure significant items impacting the results for the period are identified and appropriately captured. The process includes a review of key financial measures, including net income (on both an after-tax and before bonus and tax basis), ROE, and economic profit that takes into account the cost and quantity of capital.
	•	The review of compensation program calculations is complemented by the CRO’s review of key risk factors to identify significant quantitative and qualitative risks that should be taken into account in determining variable compensation awards. The CRMOC also reviews these factors. If required, adjustments for risk will be recommended by the CRO to the Committee. Key risk factors include, but are not limited to, risk concentrations including credit and market risk exposure and exposure to stress events.
•

Mid and long-term incentives granted to the CEO, members of the Group Executive and all other Covered Employees can be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure of managing risk; and (ii) actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments for the CEO and members of the Group Executive are at the discretion of the Committee and subject to approval by the board.

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RBC Policy on Forfeiture and Clawback

Purpose	Addresses situations in which individuals might profit from business activities that are conducted inappropriately or outside of approved risk limits and tolerances, or from a material error or misstatement of financial results, financial reporting or financial statements.

Applicability	The CEO, members of the Group Executive, all executives and Capital Markets employees who participate in the RBC Capital Markets Compensation Program. Under the policy, the financial restatement trigger applies to the CEO and members of the Group Executive.
Key features	•	Allows RBC to recoup incentive awards that have been paid or vested and cancel unvested mid and long-term incentive awards in the event of misconduct, including failure to follow internal policies and procedures.
	•	A financial restatement trigger permits RBC, subject to the board’s discretion, to recoup incentive awards that have been paid or vested and to cancel unvested mid and long-term incentive awards in excess of the amount that would have been received under the restated financial statements.
•

Performance-based incentive programs at RBC include provisions that would revoke certain awards to participants if their employment is terminated for cause. In such a case, and subject to the laws of the jurisdictions in which we operate, the terminated participant would forfeit all previously awarded unvested mid and long-term incentive awards.

Independent review of compensation programs and practices

Each year, the Internal Audit group conducts an independent review of compensation governance practices and alignment with the FSB’s Principles for Sound Compensation Practices and Implementation Standards and other regulatory guidance. The Chief Internal Auditor of RBC met with the Committee in May 2014 to report on the results of the review for fiscal 2013, and confirmed that he was satisfied that our compensation programs and practices were generally aligned with current regulatory guidance. The results of the 2013 review were also provided to the Office of the Superintendent of Financial Institutions (OSFI), our principal Canadian regulator.

Alignment to the Financial Stability Board’s Principles for Sound Compensation Practices

The following table highlights how our practices align with key elements of the FSB’s Principles for Sound Compensation Practices. Our approach to compensation continues to align with the FSB’s principles, as well as expectations from our principal regulators.

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FSB principles	Compensation practices at RBC
The board oversees the compensation system’s design and operation	✓	The board is ultimately responsible for oversight and decision-making with respect to the compensation principles, policies and programs at RBC, including the management of compensation risk.
The board monitors and reviews the operation of the compensation system	✓	The board, with the support of the Committee, monitors and reviews the compensation system to confirm alignment with risk management principles and practices. This includes reviewing and approving compensation policies and the design of major compensation programs, payouts and adjustments for risk at the program and individual level.
Employees responsible for key risk and financial control activities are compensated in a manner that is independent of the specific business segments they oversee	✓	Compensation for employees responsible for financial and risk control activities (e.g., risk, audit, compliance and finance) is determined independently from the performance of the business segments they oversee.
Compensation is adjusted for current and potential risks	✓	The Committee considers potential adjustments to compensation payouts both at the program and individual level, guided by the CRO’s review of a number of risk factors.
	✓	At the individual level, adjustments can be applied to the performance-based compensation of Covered Employees, if required, following a review of their adherence to risk management and compliance policies.
Compensation outcomes are symmetric with performance outcomes	✓	Our principle of pay for performance drives compensation awards, ensuring incentives are aligned with performance and risk outcomes. This is evident in aspects such as:
		–	performance-based incentive pools are primarily based on net income;
		–	final payouts for mid-term incentive awards are subject to a performance modifier, which has the potential to increase or decrease awards by up to 25%, with the possibility of no payout if the performance threshold is not met or at the board’s discretion;
		–	awards can be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure of managing risk; and (ii) if actual risk and performance outcomes are materially different from the assessments made at the time of grant; and
		–	a forfeiture and clawback policy that covers the CEO, members of the Group Executive, all executives and participants in the RBC Capital Markets Compensation Program. The policy includes a financial restatement trigger, applicable to the CEO and members of the Group Executive.
Payout of compensation is sensitive to the time horizon of risks	✓	To align compensation with the risk time horizon and motivate executives to create longer-term value, we require that a significant portion of variable compensation be deferred (at least 40% for Covered Employees and at least 70% for the CEO) with vesting over three or four years.
	✓	We have share ownership requirements, which also extend into retirement for the CEO and members of the Group Executive (first two years for CEO; first year for members of the Group Executive).
The mix of cash, equity and other forms of compensation is consistent with the alignment of risk	✓	We require the deferral of a significant portion of pay at-risk to align compensation with the risk time horizon and to motivate executives to create longer-term value. The mix of compensation varies by executive level, reflecting the opportunity executives have to influence the performance of RBC.

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Compensation decision-making

We believe that a sound decision-making process is critical to achieving a sound result. With regard to compensation, our five guiding principles lie at the heart of this process. We then work to establish target pay levels and pay mix; set clear corporate, business segment and individual performance objectives; and evaluate performance relative to those objectives. Based on that evaluation, and applying the board’s informed judgment and discretion, performance-based compensation awards are determined. For the CEO and members of the Group Executive, awards are back-tested to assess whether compensation outcomes have been aligned with RBC performance over time.

The following illustration provides an overview of our annual process for determining and back-testing compensation for executives:

The following section describes how this process is applied to the CEO and members of the Group Executive.

1.	Establishing target compensation levels

To ensure that our compensation programs remain market competitive, annually we review the program design and pay levels of other financial institutions that are our primary competitors for talent. The Committee’s external independent advisor analyzes market information and assists the Committee in determining the appropriate benchmark compensation comparator groups for the CEO and members of the Group Executive. We also obtain market information from public disclosures and a number of other external consulting firms, including McLagan, Mercer and Towers Watson.

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The compensation comparator groups

Each year, the Committee reviews and approves two comparator groups for compensation purposes. As part of its review of the comparator groups, the Committee considers the business profile of RBC (i.e., size, business mix and scale of operations outside of Canada), our international growth strategy, and the associated talent requirements. The comparator groups, which did not change for 2014, are as follows:

i. Core comparator group

The core comparator group of Canadian financial institutions is used to benchmark target compensation for the CEO and members of the Group Executive. The following tables summarize the selection criteria for the core comparator group, and the resulting list of companies:

Selection criteria		Core comparator group
Head office location	Canada	Bank of Montreal Bank of Nova Scotia Canadian Imperial Bank of Commerce Manulife Financial Sun Life Financial Toronto-Dominion Bank
Line of business	Diversified banks and other financial institutions
Key company characteristics	• Primary competitors for talent • Meet criteria on at least one of the following measures (generally half to two times RBC): • revenue • assets • market capitalization

The following table summarizes how we compare relative to companies in our core comparator group.

Core comparator group (1)
Company	Revenue (millions)	Total assets (millions)	Net income (millions)	Market capitalization (millions)	Full-time equivalent employees
Bank of Montreal	$16,718	$588,659	$4,333	$53,046	46,778
Bank of Nova Scotia	$23,604	$805,666	$7,298	$83,968	86,932
Canadian Imperial Bank of Commerce	$13,376	$414,903	$3,215	$40,851	44,424
Manulife Financial	$45,582	$555,324	$4,243	$39,863	29,800
Sun Life Financial	$23,099	$215,681	$1,948	$24,564	15,520
Toronto-Dominion Bank	$29,961	$944,742	$7,883	$102,321	82,148

Median of core comparator group	$23,352	$571,992	$4,288	$46,949	45,601
RBC	$34,108	$940,550	$9,004	$115,393	73,498
Rank	2	2	1	1	3
(1)	Information is from public filings for the most recently reported four quarters, available as at December 31, 2014; market capitalization is as at October 31, 2014.

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ii. Reference comparator group

The reference comparator group is used to provide additional context in setting the CEO’s target pay. The following tables summarize the selection criteria for the reference comparator group, and the resulting list of companies.

Selection criteria		Reference comparator group
Head office location	Outside of Canada	Barclays BNP Paribas Credit Suisse JP Morgan Chase National Australia Bank	PNC Financial U.S. Bancorp Wells Fargo Westpac Banking
Line of business	Diversified banks and other financial institutions
Key company characteristics	Relevant with respect to: • size • business mix • scale of operations outside of home country • financial condition

The following table summarizes how we rank on size-based selection criteria relative to each group:

(C$ millions)	RBC	Core comparator group (1)				Reference comparator group (1), (2)
		Median	RBC rank			Median	RBC rank
Revenue	$34,108	$23,352	2	}	of 7 companies	$30,464	5	}	of 10 companies
Total assets	$940,550	$571,992	2			$1,117,844	6
Market capitalization	$115,393	$46,949	1			$86,518	3
(1)	Information is from public filings for the most recently reported four quarters, available as at December 31, 2014; market capitalization is as at October 31, 2014.
(2)	Amounts for companies outside of Canada have been converted to Canadian dollars using the Bank of Canada foreign exchange rates of USD 1.00 = CAD 1.1271, EUR 1.00 = CAD 1.4123, GBP 1.00 = CAD 1.8030, CHF 1.00 = CAD 1.1713, AUD 1.00 = CAD 0.9918. These rates reflect the foreign exchange rate on October 31, 2014.

Target competitive positioning for the CEO

For the CEO, target total direct compensation is established early in the fiscal year to ensure competitiveness relative to the target total direct compensation of the core comparator group, taking into account the business profile of RBC, including the size of RBC and its diverse group of businesses and geographies relative to peers. As RBC is the largest of the core comparator companies based on market capitalization, and the second largest based on revenue and total assets, the Committee also tests pay decisions relative to comparable roles among the reference group companies, considering available information on relative size, business mix and performance.

After reviewing compensation information from the core and reference comparator groups and receiving advice from its independent advisor, the Committee established target total direct compensation for the CEO above the median of the core comparator group given the relative size and business mix of RBC. However, in setting the target total direct compensation for Mr. McKay, who assumed the role of CEO effective August 1, 2014, the Committee has taken a multi-year approach to moving his target compensation to the established relative positioning.

Target competitive positioning for members of the Group Executive

Target total direct compensation for members of the Group Executive is established to be market competitive based on compensation levels for comparable roles in the core comparator group. While the reference comparator group is not considered when setting targets for members of the Group Executive, broad market information for financial institutions outside of Canada is provided to the Committee for additional context for select members with significant international responsibilities. After reviewing compensation information from the core comparator group and additional market information, as well as receiving advice from its independent advisor, the Committee recommends for board approval the positioning of target total direct compensation for each member of the Group Executive.

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How did the board set target compensation for Mr. McKay in his new roles?

In setting Mr. McKay’s target compensation, the board considered the following factors:

•    RBC’s Compensation Principles (described on pages 52 and 53);

•    the relative size and business mix of RBC in comparison to companies in the core comparator group;

•    appropriate target positioning relative to the core comparator group;

•    trends in CEO compensation and the broad view of shareholders;

•    a multi-year approach establishing target compensation relative to the core comparator group; and

•    an appropriate balance between performance-based pay and fixed compensation, including pension benefits.

As Mr. McKay served as Group Head, Personal & Commercial Banking, President, and President and CEO during 2014, his target compensation for the year reflects a combination of the targets for each of these roles, based on the number of months served.

($ in thousands, except percentage amounts)

	Months		Target STI award		Target mid and long-term	Target total direct
Role	served	Salary	(% of base)	($)	incentives	compensation
Group Head, Personal & Commercial Banking	4	$750	125%	$ 938	$ 3,000	$ 4,688
President	5	$1,000	125%	$1,250	$ 5,000	$ 7,250
President and CEO	3	$1,300	150%	$1,950	$ 6,750	$ 10,000

Combined target for 2014	12	$995	133%	$1,321	$ 4,771	$ 7,087

Mr. McKay’s target direct compensation as President and CEO was set at 11% below that of Mr. Nixon, in line with the multi-year approach to establishing his relative target compensation positioning.

In considering Mr. McKay’s total target compensation as President and CEO, the Committee elected to increase the weight on performance-based pay in place of fixed compensation, including pension benefits, consistent with our pay-for-performance approach.

In line with this approach, Mr. McKay’s maximum annual pension will be $1,250,000 at age 60. In contrast, Mr. Nixon’s maximum annual pension at age 60 was $2,000,000 (reduced to $1,750,000 as a result of his retirement at age 57). The changes to Mr. McKay’s pension arrangement upon his appointment as President and CEO resulted in a one-time compensatory change in pension value of $5,231,000, as noted in the Summary Compensation Table on page 89. More details about pension arrangements can be found on pages 93 to 95.

2.	Setting target compensation mix and pay at-risk

Total direct compensation is comprised of base salary and performance-based incentive awards. The mix of compensation awards varies by role and executive level, reflecting the opportunity executives have to influence RBC performance. In determining the mix, we also consider market practices and our compensation principles, including how the elements of executive compensation align with longer-term shareholder value creation. A significant portion of the compensation executives receive is pay at-risk and a substantial percentage of pay at-risk is deferred in the form of equity-based incentive awards to align compensation with shareholder interests.

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3.	Establishing performance objectives

Early in the fiscal year, the Committee establishes, and the board approves, a combination of financial and non-financial performance objectives, as well as specific initiatives. Non-financial objectives include client, risk, strategic and operational objectives, which support the achievement of short and longer-term performance and reflect the view that a multi-faceted approach to performance ensures alignment with the interests of shareholders, clients, employees and communities.

The CEO establishes objectives for each member of the Group Executive, which are based on the same categories as the CEO and reflect each member’s role and responsibilities.

For major compensation programs, including those in which the CEO and members of the Group Executive participate, scenario analysis is performed annually to assess how these programs might pay out under different scenarios of RBC performance. This ensures that programs will pay out as intended, are aligned with our principle of pay for performance and do not drive risk-taking in excess of our risk appetite. The performance scenarios, which range from poor to exceptional results, are reviewed by the Committee to consider the appropriateness of various potential outcomes.

4.	Evaluating performance relative to objectives

Following the end of the fiscal year, the performance of the CEO and members of the Group Executive is assessed relative to financial, client, risk, strategic and operational objectives, as noted above. Financial results are determined on the basis of net income and ROE relative to targets set for the STI Program. Awards in respect of net income and ROE are determined using pre-established payout grids. The Committee evaluates the performance of the CEO relative to his objectives, and the CEO reviews performance evaluations for members of the Group Executive with the Committee.

A description of the evaluations for the CEO and other NEOs for 2014 can be found on pages 71 to 86.

5.	Determining performance-based compensation awards

The Committee is responsible for recommending for board approval the short, mid and long-term incentive compensation to be awarded to the CEO and to each member of the Group Executive. In making these decisions, the Committee reviews:

•	the evaluations of performance as noted in the section above;
•	market compensation information (compensation comparator groups);
•	available information regarding the relative financial performance of RBC;
•	each individual’s potential to contribute to the creation of longer-term shareholder value;
•	the CRO’s report regarding the incorporation of risk in incentive compensation decisions at the program and individual level;
•	the advice of the Committee’s independent compensation advisor; and
•	select vertical pay ratios provided for additional context in making recommendations to the board for compensation awards for the CEO.

After considering these sources of input, the Committee provides recommendations to the board for compensation awards for the CEO. The Committee also provides recommendations to the board for compensation awards for members of the Group Executive following a review of the compensation recommendations provided by the CEO and the considerations outlined above.

The board believes the use of informed judgment, when determining final compensation, is intended to ensure that awards appropriately reflect risk as well as other unexpected circumstances that may arise during the year, and to eliminate the possibility of unintended outcomes determined solely by formula.

A description of the compensation awarded to the CEO and other NEOs for 2014 can be found on pages 71 to 86.

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6.	Back-testing compensation

Finally, we back-test compensation for the CEO annually. Back-testing involves reviewing the current value of performance-based incentive awards granted over the CEO’s tenure (see page 80 for a summary) to confirm the continued alignment of award outcomes with RBC performance. The assessment uses the value of the short and mid-term incentives at the time of payout, the in-the-money value of the long-term incentives at the time of exercise, and the value of unvested mid and long-term incentive awards at the date of the test. We also back-tested performance-based incentive awards granted to members of the Group Executive to confirm the continued alignment of award outcomes with RBC performance.

Components of executive compensation for 2014

Executive compensation includes base salary, performance-based incentive awards, pension, benefits and perquisites. We regularly review these components to ensure they continue to align with our compensation principles and market practices. The graphs below outline the target compensation mix for the CEO and members of the Group Executive, excluding the Group Head, Capital Markets and Investor & Treasury Services (outlined on page 68), and the proportion of pay at-risk.

At target performance, 78% of the CEO’s pay at-risk would be deferred and between 67% and 75% of the variable compensation for members of the Group Executive would be deferred.

Base salary

Base salary provides a base level of income reflecting each executive’s level of responsibility, capabilities and experience in the context of their role and the market. We review base salaries annually, and generally grant increases when an executive assumes increased responsibilities or significantly deepens knowledge and expertise, taking a multi-year approach when the executive is new in the role. We may also adjust base salaries when there is a material change in the compensation levels of comparable roles in the compensation comparator group.

Performance-based awards

We base the annual, mid and long-term incentive program awards on individual, business segment and overall RBC performance. The mid and long-term incentive programs are equity-based. The annual incentive program is cash-based; however, it provides executives with the option of deferring all or part of their awards under the Deferred Share Unit Program (see page 69 for more information).

CEO and members of the Group Executive

The table on page 67 summarizes the key design features of the annual, mid-term and long-term incentive programs for the CEO and members of the Group Executive, excluding the Group Head, Capital Markets and Investor & Treasury Services (which is outlined on page 68).

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	Annual variable STI Program	Mid-term incentives	Long-term incentives
Description	Rewards individual, business segment and overall RBC performance.	Rewards executives for their contribution to RBC’s medium-term performance and potential for future contribution.	Rewards executives for their contribution to RBC’s long-term performance and potential for future contribution.
Key features
Form of award	Annual cash bonus	Performance deferred share units (1) (80% of equity incentives granted)	Stock options (20% of equity incentives granted)
Performance period	12 months	3 years	Up to 10 years
Grant / award determination

Based on target total compensation levels established as a percentage of base salary.

The STI award will be determined for each of the three groups of objectives (see “performance measures at payout” below) and added together to determine the final amount.

Payouts can range from zero to a maximum of 2.5 times the target.

Awards in respect of financial performance measures are determined using pre-established payout grids.

Target award levels based on competitive market. Value of awards may vary from target based on diluted EPS growth, ROE and capital ratios, which are used to measure progress relative to our medium-term TSR objectives.

The value of awards granted may also vary from target following a review of key risk factors completed by the CRO to identify significant quantitative and qualitative risks that should be taken into account in determining awards. If required, the CRO will make recommendations to the Committee for adjustments (see page 58 for more information).

Performance measures at payout

Financial objectives

(60% weight)

Measured by:

•     RBC / business segment net income vs. targets established for the STI Program (75% weight)

•     RBC ROE vs. targets established for the STI Program (25% weight)

Consideration is also given to economic and market assumptions used in the planning process and whether actual conditions differ from those assumptions.

Client objectives (10% weight) Measured by: An index across our retail-focused operations

Risk, strategic and operational objectives

(30% weight)

Measured by:

RBC, business and individual goals under the following categories:

•  Risk

•  management

•  Strategy

•  execution

•  Talent

•  management

•  Brand and

•  reputation

•  management

		RBC share price performance and relative TSR (change in RBC share price and dividends vs. financial performance comparator group) (2)	RBC share price performance
Adjustments may be made to awards at vesting relative to target based on a schedule that increases or decreases the value of awards by 5% for each ranking, to a maximum of 25%.
Awards will fluctuate in value not only as a result of the application of the modifier, as noted above, but also as a result of changes in the RBC share price. Performance at lower rankings will generally correspond to a decline in share price, which will result in a reduced payout, and conversely, performance at higher rankings will generally correspond to an increase in share price, which will result in a higher payout.

A zero payout would result if (i) 3-year TSR is in the bottom two rankings of the financial performance comparator group; and (ii) 3-year average ROE is below the performance threshold (10% for awards granted in 2014).

The Committee can also apply discretion to adjust awards, ranging from a 100% decrease, resulting in a zero payout, to an increase of up to 25%.

Vesting	Not applicable (paid following the end of the fiscal year)	100% vests after 3 years	• 50% vests after 3 years • 50% vests after 4 years
(1)	In 2014, B. Ross also received restricted share units under the RBC Share Unit Program in consideration of the value he forfeited at his former employer upon joining RBC. These awards vest no later than three years after the grant date, in accordance with terms established at the time of grant.
(2)	Approach was revised for awards granted in 2014 to align with changes made to the financial performance comparator group, described on page 70. For outstanding awards granted prior to 2014, adjustments may be made at vesting relative to target based on a quintile approach, whereby adjustments are based on a schedule that increases or decreases the value of awards for each quintile by up to 25%.

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Potential adjustments to awards for CEO and members of Group Executive
Risk and performance adjustments

•  Awards may be adjusted downward at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, and if actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments would be recommended by the Committee and approved by the board.

•  In the event of misconduct or a material error or misstatement of financial results, financial reporting or financial statements, cash bonuses and mid and long-term incentive awards may be subject to clawback, as outlined in the RBC Policy on Forfeiture and Clawback.

Discretionary adjustments

•  The Committee and the board can apply discretion to adjust awards from target levels based on significant external and internal factors affecting financial results. Adjustments can range from a 100% decrease, resulting in a zero payout, to an increase of up to 25%.

Why we use:

Net income – for RBC and business segment

Net income provides a comprehensive measure of the overall performance of RBC in the fiscal year, and on a comparable-year basis. Net income is relevant across business segments and offers good line of sight and common focus for all program participants to drive in-year and sustainable growth.

Return on equity (ROE) – for RBC

We use ROE as a measure of return on total capital invested in our business and, like net income, it provides a comprehensive measure of the overall performance of RBC in the fiscal year and on a comparable-year basis. The calculation is based on net income available to common shareholders divided by total average common equity for the period.

Annual incentive compensation program for the Group Head, Capital Markets and Investor & Treasury Services

The table below summarizes the key design features of the Capital Markets Compensation Program.

Key features	Capital Markets Compensation Program
Performance period	12 months
Bonus pool funding

•  Primarily Capital Markets’ earnings before taxes, which includes cost of funds, provisions for credit losses and mark-to-market adjustments. Also includes a potential adjustment to reflect overall RBC performance using measures from the STI Program.

•  The CRO reviews the bonus pool to determine whether additional adjustments for risk are appropriate, reviews the assessment with the CRMOC and makes recommendations to the Committee. The Committee recommends the bonus pool to the board for approval after considering management’s recommendation.

Individual performance	The Group Head is assessed relative to financial objectives as well as risk, strategic and operational objectives, in a similar manner to other members of the Group Executive. Target compensation levels are not established for the Group Head as individual incentive awards are discretionary. In establishing compensation levels, the Committee considers the compensation market information for the core comparator group. The Committee also considers performance and compensation information for the broad market of financial institutions outside of Canada for additional context given the breadth and global scope of our Capital Markets business, and may make adjustments to ensure risk and performance are appropriately reflected in award amounts.
Form of awards (for Group Head)

•  Cash bonus (35% of variable compensation)

•  Deferred compensation (65% of variable compensation) comprised of:

–  Performance deferred share units (80%)

–  Stock options (20%)

For more information about these awards, see pages 67 and 69.

Performance adjustments

•  Awards may be adjusted downward at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, and if actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments are recommended by the Committee and approved by the board.

•  In the event of misconduct or a material error or misstatement of financial results, financial reporting or financial statements, cash bonuses and mid and long-term incentive awards may be subject to clawback, as outlined in the RBC Policy on Forfeiture and Clawback.

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Voluntary deferral of short-term incentive awards

Purpose	The Deferred Share Unit (DSU) Program provides the opportunity to receive 100%, or a portion (25%, 50% or 75%), of the short-term incentive award in RBC deferred share units rather than cash, redeemable only upon retirement, resignation or termination of employment with RBC.
Eligibility	All executives may participate.
Determining the number of units	When the short-term incentive award is made, the portion elected is converted to deferred share units based on the average closing market price of shares on the Toronto Stock Exchange (TSX) for the five trading days prior to the fiscal year-end. Deferred share units earn dividend equivalents in the form of additional deferred share units.
Redeeming awards	When redeemed, deferred share units are valued at the average closing price of shares on the TSX for the five trading days prior to the redemption date.

Mid and long-term incentives

The CEO and members of the Group Executive are eligible to receive mid and long-term incentive awards annually. We set award targets in reference to market compensation information from the core comparator group companies, and for the CEO and members of the Group Executive (excluding the Group Head, Capital Markets and Investor & Treasury Services), target levels are approved on an annual basis. When we establish award levels, we do not take previously granted mid and long-term incentive awards into consideration. The value of awards may vary from target based on diluted EPS growth, ROE and capital ratios, which are used to measure our progress relative to our medium-term TSR objectives.

Under the PDSU Program, awards are granted in the form of RBC share units that earn dividend equivalents. The number of units granted is based on the dollar value of the award and the average closing price of shares on the TSX for the five trading days immediately preceding the grant date. Their value upon vesting equals the average closing price of shares on the TSX for the five trading days immediately preceding the vesting date.

Under the Stock Option Plan, the number of options granted is based on the dollar value of the award, the average closing price of shares on the TSX for the five trading days immediately preceding the grant date, and the Black-Scholes option pricing model.

Why we use:

Capital ratios

Capital ratios (as measured by Common Equity Tier 1 ratio) are a core measure of our financial strength and relevant in assessing our performance. Strong capital ratios, along with high returns over the short and longer term, reflect management’s ability to balance risk and returns while providing a prudent cushion to absorb shocks.

Total shareholder return (TSR)

TSR aligns with our three strategic goals (see page 71) and we believe it represents the most appropriate measure of shareholder value creation. TSR reflects the performance of our common shares over a period of time, incorporating share price changes and reinvested dividends paid to common shareholders. Relative TSR is a measure of our share price performance and dividends returned to shareholders relative to our peers over a period of time.

Diluted Earnings per share (EPS)

Diluted EPS reflects our net income available to common shareholders based on the weighted average diluted number of common shares outstanding for the period. EPS is a measure of management’s ability to deliver profitability to our shareholders.

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How we use our financial performance comparator group:

We compare our TSR to that of a financial performance comparator group of companies. This group is different from the core and reference compensation comparator groups described on pages 62 and 63 since, although relevant from a financial performance perspective, not all of the companies in the group are considered relevant for compensation purposes due to their business profile, including the mix and scale of operations outside of their respective home countries, or compensation practices. The financial performance comparator group is reviewed and approved by the board. To ensure alignment of compensation with the performance objectives of RBC, the financial performance comparator group is used to determine the performance modifier for payouts under the PDSU Program, as described on page 67.

As a result of changes in the financial services industry over the past several years, and considering our performance and strategy, we recently re-evaluated our financial performance comparator group with the goal of ensuring that we include only those institutions in the financial services industry that are most relevant to us as competitors. The Canadian companies in this group remain unchanged. The following U.S. and international companies were removed: Bank of America, Bank of New York Mellon, U.S. Bancorp, Banco Bilbao Vizcaya Argentaria Group, Barclays, BNP Paribas, Credit Suisse, Deutsche Bank and National Australia Bank. The revised financial performance comparator group was applicable for grants made in 2014 and consists of the companies listed in the table below.

Financial performance comparator group
Bank of Montreal	National Bank	JP Morgan Chase
Bank of Nova Scotia	Power Financial	Wells Fargo
Canadian Imperial Bank of Commerce	Toronto-Dominion Bank	Westpac Banking
Manulife Financial

The financial performance comparator group is aligned with the “global peer group” described in the 2014 Annual Report to Shareholders that will be effective in 2015 for assessing our progress relative to our medium-term objectives.

Share ownership requirements

We require the CEO and members of the Group Executive to maintain a defined minimum level of share ownership, which extends into retirement for a specified period of time. Executives can meet share ownership requirements through personal holdings, shares accumulated under our employee share ownership plans, and share units held under our equity incentive programs, other than the RBC Stock Option Plan. Employees who are promoted to RBC executives or managing directors in Capital Markets have three years to meet the minimum requirement, while those who are recruited externally have five years.

Minimum share ownership requirements by level
RBC	Multiple of the last three years’ average base salary			Post-retirement
CEO		8x		2 years
Group Executives (excluding Group Head, Capital Markets and Investor & Treasury Services)		6x		1 year
Executive Vice-Presidents		3x		N/A
Senior Vice-Presidents		2x		N/A
Vice-Presidents		1x		N/A
Capital Markets	Multiple of the last three years’ average base salary	+	Multiple of the last three years’ average annual cash bonus	Post-retirement
Group Head, Capital Markets and Investor & Treasury Services	2x	+	2x	1 year
Members of the Operating Committee	1.5x	+	1.5x	N/A
Managing Directors	1.5x	+	N/A	N/A

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All NEOs exceed their share ownership requirements, as shown in the table below.

Name (2)	Requirement	Value of shareholdings as at October 31, 2014 (1)
		PDSUs	RSUs	DSUs (3)	RESSOP/ DSSP	Personal holdings	Actual multiple / Total holdings
D.I. McKay	8x average salary	$10,446,024	–	–	$1,502,324	$196,665	15.3x average salary
	$6,342,336						$ 12,145,013
J.R. Fukakusa	6x average salary	$9,349,873	–	$17,065,419	$1,498,697	–	39.3x average salary
	$4,266,241						$ 27,913,989
M.G. Lewis	6x average salary	$9,062,793	–	–	$888,015	$12,691,506	33.3x average salary
	$4,083,120						$ 22,642,314
A.D. McGregor	2x average salary and cash bonus	$20,726,621	–	$30,899,112	$283,707	$4,422,953	14.4x average salary and cash bonus
	$7,802,523						$ 56,332,393
B. Ross	6x average salary	–	$5,023,445	–	$38,180	$18,802	7.8x average salary
	$3,900,000						$ 5,080,427

(1)	Values are based on $80.01, the closing price of shares on the TSX on October 31, 2014.
(2)	The share ownership requirement for Mr. Nixon, who retired on July 31, 2014, is 8x average salary; at October 31, 2014 his actual multiple was 49.9x average salary, with total holdings of $74,889,779.
(3)	For Ms. Fukakusa and Mr. McGregor, the values include annual incentive awards that were voluntarily deferred as share units.

2014 RBC performance and compensation awards

NEO incentive awards overview

We believe that a multi-faceted approach to evaluating performance, which takes into account both financial and non-financial measures, is a fair, comprehensive and balanced way for the Committee to assess the NEOs’ overall leadership and management performance in the context of our three strategic goals:

1.	In Canada, to be the undisputed leader in financial services;
2.	Globally, to be a leading provider of capital markets, investor and wealth management solutions; and
3.	In targeted markets, to be a leading provider of select financial services complementary to our core strengths.

NEOs are assessed relative to the overall performance of RBC with a particular focus on our progress towards the achievement of our medium-term (three to five years) TSR performance objectives, which we believe reflects an appropriate view of strong and consistent financial performance.

The table below outlines the measures considered by the Committee in determining recommendations for the NEOs’ short, mid and long-term incentive programs. Early in the fiscal year, the board establishes financial, client, risk, strategic and operational objectives for the STI Program. These objectives support the achievement of our strategic goals.

Annual variable STI Program		Mid and long-term incentive programs at grant		Mid and long-term incentive programs at vesting
(i)	Net income and ROE versus targets set for the incentive program;	(i)	Overall performance of RBC. This includes diluted EPS growth, ROE and capital ratios, which are used to measure our progress relative to our medium-term TSR objectives.	(i)	For the mid-term incentive program, relative TSR over the three-year time horizon following the date of grant compared to our financial performance comparator group.
(ii)	Client objectives; and
(iii)	Risk, strategic and operational objectives.

When determining final compensation, the board may apply its informed judgment to adjust the value of awards. This use of discretion is intended to ensure that awards appropriately reflect risk as well as other unexpected circumstances that arise during the year, and to eliminate the possibility of unintended outcomes determined solely by formula.

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Short-term incentive program objectives and results

RBC and business segment financial results relative to STI financial targets

The financial results used to assess the performance of the CEO and other NEOs are determined on the basis of net income and ROE relative to targets set for the STI Program.

Overall assessment
RBC net income	Above target
RBC ROE	Above target

	($ millions, except percentage amounts)
	STI target	Actual	Actual vs. target	2014 vs. 2013	Highlights
RBC (Net income)	$8,718	$9,004	3.3%	7.9%

•    Solid volume growth across most of our Canadian Banking businesses.

•    Higher earnings from growth in average fee-based client assets in Wealth Management.

•    Higher earnings in Capital Markets, reflecting growth across most businesses, as described under Capital Markets below.

•    Strong credit quality.

•    Strong ROE despite increased capital levels.

RBC (ROE)	18.9%	19.0%	10 bps	(70) bps
Personal & Commercial Banking (Net income)	$4,549	$4,475	(1.6)%	2.2%

•    Canadian Banking net income increased $290 million or 7%, reflecting solid volume growth across most businesses, strong fee-based revenue growth and the full integration of Ally Canada.

•    Loss of $100 million (before and after-tax) related to the sale of RBC Jamaica and a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean.

Wealth Management (Net income)	$1,009	$1,083	7.3%	22.2%	• Higher earnings from growth in average fee-based client assets, primarily in Global Asset Management and Canadian Wealth Management businesses.
Insurance (Net income)	$774	$781	0.9%	31.3%

•    Lower net claims costs.

•    Business growth in our European life and U.K. annuity products and favourable actuarial adjustments reflecting management actions and assumption changes.

•    A charge of $160 million related to a change in tax legislation in Canada impacted last year’s results.

Investor & Treasury Services (Net income)	n/a	$441	n/a	30.1%

•    Continuing benefits from efficiency management activities.

•    Higher earnings from growth in client deposits.

•    A restructuring charge of $44 million ($31 million after-tax) related to the integration of Investor Services impacted last year’s results.

Capital Markets (Net income)	n/a	$2,055	n/a	20.9%	• Growth across most businesses, particularly in the U.S. • Continued focus on origination and lending, and increased activity from client-focused strategies. • Strong credit quality in our loan book.

The Investor & Treasury Services and Capital Markets compensation program bonus pools are determined by business performance, with an adjustment for RBC performance. Individual incentive

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awards for the Group Head, Capital Markets and Investor & Treasury Services are discretionary based on business and individual performance.

Client index results

Client objectives are measured using a client index across our retail-focused operations and reinforce our vision of “Always Earning the Right to be our Clients’ First Choice.”

Business	Objective	Actual	Assessment
Canadian Banking	60	65	Exceeded
Wealth Management	60	65	Exceeded
Insurance	60	60	Met
Overall RBC	60	64	Exceeded

Client satisfaction and loyalty outcomes were reinforced by numerous industry awards and rankings. These include:

•	Received Best Banking awards for financial planning, advice and channel excellence (Ipsos Customer Service Index).
•	Named “Best Bank-owned Brokerage Firm in Canada” (International Executive Brokerage Report Card).
•	Named “Best Global Retail Bank” (Retail Banker International).
•	Named “Outstanding Wealth Manager – Customer Relationship Service and Engagement” (Private Banker International) and a top 50 Global Asset Manager (Pensions & Investments / Towers Watson).

Risk, strategic and operational objectives and results

The use of non-financial metrics reflects our view that a multi-faceted approach to performance ensures alignment with the interests of key stakeholders.

Risk management		2014 results
• Manage enterprise risk profile within board approved risk appetite, ensuring appropriate risk diversification.	✓	Continued to maintain a strong risk culture; managed enterprise risk profile within defined risk appetite and ensured appropriate risk diversification.
• Maintain strong capital position.	✓	Maintained strong capital position with Common Equity Tier 1 ratio of 9.9% (well above the 2014 regulatory target set by OSFI).
• Maintain strong credit ratings (Moody’s, Standard & Poor’s (S&P)).	✓	Senior debt ratings remain among the highest of financial institutions globally and meet the objective of maintaining high credit ratings. Rated Aa3 (negative) by Moody’s, AA- (negative) by S&P, and AA (stable) by Fitch & DBRS.

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Strategy execution		2014 results

•  In Canada, be the undisputed leader in financial services; extend leadership position in all markets.

•  Canadian Banking:

–  Maintain #1 or 2 positions and grow market share for consumer and business product categories.

–  Maintain #1 rank in cross-selling and increase percentage of clients with products in three key categories.

✓ ✓ ✓ ✓ ✓

Maintained #1 or 2 market share positions in all Canadian banking retail product categories and #1 in business product categories.

Led industry in cross-selling: 25% of RBC clients have products in at least three key categories, compared to industry average of 17% (Ipsos Canadian Financial Monitor Survey).

Continued to have the best efficiency ratio amongst peers.

Mutual fund distribution through our branch network exceeded $110 billion in assets under administration, an increase of 17%.

Named “Best Trade Finance Bank 2014 in Canada” by Global Finance Magazine for the second consecutive year.

•  Globally, be a leading provider of wealth management solutions:

–  Maintain #1 market share position and grow High Net Worth market share in Canada (Investor Economics) and asset management (Investment Fund Institute of Canada); maintain top 10 global wealth manager (Scorpio).

	✓	In Canada, our full service private wealth business is the industry leader. Continued to extend leadership amongst High Net Worth clients.
	✓	Maintained a leading market share with 14.5% of the Canadian mutual fund asset management industry.
	✓	Ranked fifth largest wealth management firm globally by client assets, up from sixth in 2013. Capital appreciation and strong net sales continued to drive client assets higher, surpassing $1.1 trillion this year.
	✓	Recognized as “Best Fund Group Overall” and “Best Bond Funds Group” (Lipper Awards) and named “Trust Company of the Year” (Society of Trust and Estate Practitioners).
• In Insurance, maintain #1 market share position and grow market share in Creditor Insurance and Individual Disability.	✓ ✓	Leader in Creditor and Individual Disability market share. Fastest growing group insurance provider in Canada.
• Globally, be a leading provider of Capital Markets. – Maintain leadership position in investment banking in Canada and be in the top 15 globally.	✓	Continued to grow corporate and investment banking businesses particularly in the U.S. and Europe, while rebalancing our global markets business.
	✓	Ranked 10th largest investment bank globally and 10th in the U.S. by fees for the first nine months of calendar 2014 (Dealogic).
	✓	Named “Best Investment Bank in Canada” by Euromoney Magazine for the seventh consecutive year; named the most trusted investment bank in the world and ranked second globally in terms of expertise and skills (The Economist).
• Globally, be a leading provider of “specialist” asset servicing, custody, payments and treasury services. – Maintain ranking among the top 10 global custodians and as the top custodian in Canada.	✓	Top 10 global custodian by assets under management.
	✓	Named “Best Custodian Overall” (Global Investor) and “Fund Administrator of the Year” (GlobalCustody.net Survey).
Talent management and culture		2014 results
• Strengthen succession for key roles; provide focused development.	✓	Numerous senior leadership changes made in line with succession plans. Strengthened leadership bench through focused development and strategic external hires and internal placements.
• Lead among major Canadian Banks in representation of women and visible minority executives.	✓	Maintained #1 position among the major banks in Canada for representation of women and visible minority executives (Employment Equity Report).
• Maintain high employee engagement levels and meet or exceed “Towers Watson North American High Performance Companies” norm.	✓	Employee engagement remained strong and continued to exceed the “Towers Watson North American High Performance Companies” norm.
• Recognition as an employer of choice through award programs.	✓	Named one of the Best Workplaces in Canada for the sixth consecutive year (The Great Places to Work Institute).
	✓	Recognized for diversity and inclusion – one of the Best Employers for New Canadians (Mediacorp), and Best Place to Work for LGBT Equality (U.S. Human Rights Campaign).

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Brand and reputation management		2014 results
• Maintain #1 or 2 brand in Canada and top 30 financial institutions globally and build recognition internationally.	✓ ✓	Ranked #1 most valuable brand in Canada, and #16 most valuable bank brand globally (Brand Finance). Named one of the World’s Most Admired Companies (Fortune magazine).

•  Continue to make positive contributions to the community; be recognized as a leader in corporate citizenship with inclusion in Dow Jones Sustainability Indices (World and North American) and Canada’s Best 50 Corporate Citizens.

✓ ✓

Included in Dow Jones Sustainability Indices for 2014 (World Index and North American Index) and one of Canada’s Best 50 Corporate Citizens (Corporate Knights).

Continued recognition for leadership in corporate citizenship, including the RBC Blue Water Project and the RBC Kids Pledge.

Mid and long-term incentive program objectives and results

We measure progress towards the achievement of our medium-term TSR performance objectives through a number of financial performance measures, including those outlined in the table below, and therefore our performance relative to these financial objectives is the primary consideration in the determination of mid and long-term incentive awards versus target levels.

Measure	Objective	Actual	Achieved
Diluted EPS growth	7+	9.3%	✓
ROE	18%+	19.0%	✓
Capital ratios (Common Equity Tier 1)	Strong	9.9%	✓

Relative TSR reflects our performance relative to our financial performance comparator group; three-year TSR performance on this measure drives the payout modifier upon vesting of performance deferred share units under the mid-term incentive program. In 2014, we delivered annualized TSR of 23% and 12% over three and five years, which were above the financial performance comparator group averages for those periods, as summarized in the table below.

Three and five-year annualized TSR vs. financial performance comparator group average
	Three-year TSR (1)	Five-year TSR (1)
RBC	23%	12%
Financial performance comparator group average (excluding RBC)	19%	8%

(1)	The three and the five-year average annual TSR are calculated based on our common share price appreciation plus reinvested dividends for the period October 31, 2011 to October 31, 2014 and October 31, 2009 to October 31, 2014, respectively, based on information as disclosed by Bloomberg L.P.

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Details of CEO individual performance and compensation

Gordon M. Nixon

President and Chief Executive Officer (until February 25, 2014)

Chief Executive Officer (February 26, 2014 to July 31, 2014)

Mr. Nixon was responsible for the overall leadership and management of RBC until his retirement on July 31, 2014. As the CEO, he set the strategic direction and drove total performance consistent with the interests of shareholders, clients, employees and other stakeholders. Results were delivered through successful execution of strategy, while maintaining a strong capital position and prudent risk management. Mr. Nixon’s overall stewardship responsibilities included setting the right “tone at the top” through leadership actions that exemplified RBC values and the development of leadership talent and the RBC brand, to ensure the organization continues to generate sustainable shareholder value in the future. These responsibilities were assumed by Mr. McKay in 2014.

David I. McKay

Group Head, Personal & Commercial Banking (until February 25, 2014)

President (February 26, 2014 to July 31, 2014)

President and Chief Executive Officer (effective August 1, 2014)

Mr. McKay assumed the role of President on February 26, 2014, and CEO on August 1, 2014. Upon his appointment as President, Mr. McKay assumed responsibility for all RBC business segments, and upon his appointment as President and CEO he assumed full responsibility for the overall leadership and strategic direction of RBC. From November 1, 2013 to February 25, 2014, he was responsible for developing and executing the integrated strategy for Personal & Commercial Banking, which operates in Canada, the Caribbean and the U.S., and comprises our personal and business banking operations, as well as our auto financing and retail investment businesses.

Performance highlights for Mr. Nixon and Mr. McKay

In 2014, RBC earned $9 billion, up 8% from a year ago, reflecting record results in all of our business segments. With these results, we achieved all of our financial objectives. We delivered diluted EPS growth of 9.3% and a ROE of 19%, while maintaining a strong capital position with a Common Equity Tier 1 capital ratio of 9.9%.

Under the leadership of Mr. Nixon and Mr. McKay, we successfully delivered relative to our strategic goals in 2014. In Canada, we gained market share across key businesses and client segments, delivered solid volume growth in loans and deposits and launched new products to meet the evolving needs of our clients. We were also recognized as Canada’s most valuable brand by Brand Finance. Globally, we expanded U.S. and international distribution of our global asset management business and deepened offerings and capabilities in key markets to win new clients and mandates to grow market share. We added talent in capital markets and wealth management in the U.S. and internationally. We also continued to optimize Caribbean banking operations for efficiency and profitability, including completing the sale of RBC Jamaica, and strengthened our cross-border banking business in the U.S. For a complete summary of results, refer to pages 72 to 75.

In 2014, Mr. Nixon successfully oversaw the transition of several new members of Group Executive and played an exemplary role in the successful and seamless CEO transition process, which has enabled an uninterrupted focus on executing our long-term strategic plan across the enterprise.

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Decisions and rationale: incentive awards granted for 2014

Annual variable STI Program award

As noted on page 65, the STI award targets for Mr. Nixon and Mr. McKay are based on both financial and non-financial results relative to objectives established at the beginning of the fiscal year, consistent with other members of the Group Executive. Mr. McKay’s overall 2014 STI target reflects a combination of targets for the three roles he held during the year, pro-rated for the time he spent in each role.

The table below summarizes the results considered by the board in determining the STI awards for Mr. Nixon and Mr. McKay and the board’s compensation decisions. All compensation amounts awarded to Mr. Nixon and Mr. McKay were pro-rated for the time they spent in their roles in 2014.

Objective	Basis of assessment	Results summary	Decision
			Mr. Nixon	Mr. McKay
Financial objectives (60%)	RBC Net income (75% weighting) and ROE (25% weighting), determined using pre-established payout grids.

In 2014, RBC achieved record net income of $9 billion, up $662 million or 8% from the prior year, exceeding the STI Program target by $286 million, or 3%. Results reflect record earnings in all of our major business segments.

ROE was 19%, down 70 basis points (bps) from last year and 10 bps above the STI Program target of 18.9%.

On the Committee’s advice, and in consideration of the financial performance of RBC, which exceeded STI targets overall, the board awarded Mr. Nixon $1,098,600 for the portion of STI relating to financial performance for the nine months he served as CEO.

This portion of STI is composed of awards for performance relative to pre-established payout grids for both net income and ROE as follows: $842,900 for net income and $255,700 for ROE.

On the Committee’s advice, and in consideration of the combined financial performance of RBC and Personal & Commercial Banking, which exceeded STI targets overall, the board awarded Mr. McKay $835,000 for the portion of STI relating to financial performance.

This portion of STI is composed of awards for performance relative to pre-established payout grids for both net income and ROE as follows: $635,000 for net income and $200,000 for ROE.

Personal & Commercial Banking

(Mr. McKay only, relating to his tenure as Group Head of this business segment)

Net income of Personal & Commercial Banking determined using a pre-established payout grid.

In 2014, Personal & Commercial Banking achieved record net income of $4.5 billion, up $95 million or 2% from the prior year, but below the STI Program target by $74 million or 1.6%.

Results reflect net income in Canadian Banking of $4.6 billion, up $290 million or 7% from the prior year. Results also reflect the loss related to the sale of RBC Jamaica and a provision related to post-employment benefits and restructuring charges in the Caribbean.

	Risk and performance adjustments The degree to which risk was fully incorporated in the financial results for compensation purposes.	The Committee was advised by the Chief Risk Officer that there were no risk considerations that warranted an adjustment for compensation purposes.	On the advice of the Committee, the board confirmed that no risk adjustments were required to this portion of the STI award.
	Discretionary adjustments Consideration of whether actual conditions differ from economic and market assumptions used in the planning process.	The Committee noted that the economic environment was unfavourable relative to the assumptions used in setting the net income and ROE targets.	Despite the challenging economic environment, on the advice of the Committee, the board did not make any discretionary adjustments to this portion of the STI award.

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Objective	Basis of assessment	Results summary	Decision
			Mr. Nixon	Mr. McKay
Client objectives (10%)	A client index across our retail-focused operations.

RBC exceeded the objective established for the portion of STI relating to client performance, as measured by an index across our retail-focused operations. Personal & Commercial Banking significantly exceeded the objective.

For a summary of results, refer to page 73.

			On the Committee’s advice, the board awarded Mr. Nixon an award of $253,000 for the portion of his STI relating to client objectives, in consideration of his performance during the nine months he served as CEO.	On the Committee’s advice, the board awarded Mr. McKay an award of $201,000 for the portion of his STI relating to client objectives, in consideration of his performance for the three roles he held in 2014.

Risk, strategic and operational objectives (30%)	Non-financial objectives to ensure the alignment of compensation with the interests of stakeholders including shareholders, clients, employees and communities.

Overall, Mr. Nixon exceeded the risk, strategic and operational objectives, as established by the Committee.

Overall, Mr. McKay exceeded the risk, strategic and operational objectives, as established by the Committee. This reflects performance that exceeded the objectives in his role as Group Head, Personal & Commercial Banking, and met or slightly exceeded the objectives in both of his roles as President and President and CEO.

For a summary of results, refer to pages 73 to 75.

			On the Committee’s advice, the board awarded Mr. Nixon an award of $759,400 for the portion of his STI relating to risk, strategic and operational objectives, in consideration of his performance during the nine months he served as CEO.	On the Committee’s advice, the board awarded Mr. McKay an award of $497,000 for the portion of his STI relating to risk, strategic and operational objectives, in consideration of his performance for the three roles he held in 2014.

On the Committee’s advice, the board awarded Mr. Nixon a total STI award of $2,111,000 and Mr. McKay a total STI award of $1,533,000.

Mid and long-term incentive awards

The table below summarizes the results considered by the board in determining the mid and long-term incentive awards for Mr. Nixon and Mr. McKay and the board’s compensation decisions. All compensation amounts awarded to Mr. Nixon and Mr. McKay were pro-rated for the time they spent in their roles in 2014.

Objective	Basis of assessment	Results summary	Decision
			Mr. Nixon	Mr. McKay
Progress relative to our medium-term TSR objectives	• Diluted EPS growth • ROE • Capital ratios	As noted on page 75, performance of RBC on all of these metrics achieved objectives.	On the Committee’s advice, the board awarded Mr. Nixon a mid-term incentive award of $5,925,000, delivered in the form of performance deferred share units, in consideration of his performance during the nine months he served as CEO and consistent with the program requirements for retired executives.	On the Committee’s advice, the board awarded Mr. McKay a combined mid and long-term incentive award of $5,000,000, delivered in the form of performance deferred share units (80%) and stock options (20%).
	Assessment of risk by the CRO (conducted concurrently with the review of STI awards, as described above).	The Committee was advised by the CRO that there were no risk considerations that warranted an adjustment for compensation purposes.	On the advice of the Committee, the board confirmed that no risk adjustments were required to the mid and long-term incentive awards.

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Summary of CEO compensation

Total direct compensation for Gordon M. Nixon

	2014 (1)			2013		2014 pay mix
	Target	Actual		Actual
	($)	($)	Variance from target (%)	($)	Variance from target (%)
Base salary	1,125,000	1,125,000	–	1,500,000	–
Short-term incentive (STI)
Financial objective: RBC (60%)	1,012,500	1,098,600	9%	1,630,700	21%
Client objectives (10%)	168,750	253,000	50%	288,600	28%
Risk, strategic and operational objectives (30%)	506,250	759,400	50%	1,012,700	50%
Total	1,687,500	2,111,000	25%	2,932,000	30%
Mid and long-term incentives
Performance deferred share units (PDSUs)	5,625,000	5,925,000	5%	6,600,000	10%
Stock options	–	–	–	1,650,000	10%
Total	5,625,000	5,925,000	5%	8,250,000	10%
Total direct compensation	8,437,500	9,161,000	9%	12,682,000	13%

(1)	2014 target and actual compensation amounts reflect the 9 months Mr. Nixon was in the role during 2014.

Total direct compensation for David I. McKay

	2014 (1)			2013		2014 pay mix
	Target	Actual		Actual (2)
	($)	($)	Variance from target (%)	($)	Variance from target (%)
Base salary	995,000	995,000	–	750,000	–
Short-term incentive (STI)
Financial objective (60%)	792,500	835,000	5%	636,600	13%
Client objectives (10%)	132,100	201,000	52%	121,000	29%
Risk, strategic and operational objectives (30%)	396,200	497,000	25%	562,400	100%
Total	1,320,800	1,533,000	16%	1,320,000	41%
Mid and long-term incentives
Performance deferred share units (PDSUs)	3,816,600	4,000,000	5%	2,640,000	10%
Stock options	954,200	1,000,000	5%	660,000	10%
Total	4,770,800	5,000,000	5%	3,300,000	10%
Total direct compensation	7,086,600	7,528,000	6%	5,370,000	15%

(1)	2014 target and actual amounts reflect compensation awarded to Mr. McKay for a combination of the three roles he held during 2014.
(2)	2013 actual amounts reflect compensation awarded to Mr. McKay in his prior role as Group Head, Personal & Commercial Banking.

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CEO target compensation for 2015

No changes were made to Mr. McKay’s target total direct compensation for 2015.

CEO compensation: 2010-2014

The table below compares the grant date value of compensation awarded to Mr. Nixon with the actual value that he has received from his compensation awards during the past five years. The actual compensation values include salary and cash incentive payments, as well as the value at vesting of share units granted (or current value for units that are outstanding), the value of stock options exercised during the period and the value of in-the-money stock options that remain outstanding. Compensation outcomes are also compared to the value to shareholders, which represents the cumulative value of a $100 investment in shares made on the first trading day of the period indicated, assuming the reinvestment of dividends.

For the purposes of illustrating the outcomes of CEO compensation over the past five years, Mr. Nixon’s compensation has been used as he served as CEO for nine months of fiscal 2014.

Year	Total direct compensation awarded (1) (millions)		Actual total direct compensation as at December 31, 2014 (millions)	Period	Value of $100
					Mr. Nixon (2)	Shareholders (3)
2010	$11.0		$17.5	10/31/09 to 12/31/14	$159	$178
2011	$10.1		$18.0	10/31/10 to 12/31/14	$179	$173
2012	$12.6		$16.7	10/31/11 to 12/31/14	$133	$186
2013	$12.7		$13.7	10/31/12 to 12/31/14	$108	$152
2014	$9.2	(4)	$9.3	10/31/13 to 12/31/14	$101	$119
				Average	$136	$161

(1)	Includes salary and variable compensation awarded at year-end in respect of performance during the year.
(2)	Represents the actual value to Mr. Nixon for each $100 awarded in total direct compensation during the fiscal year indicated.
(3)	Represents the cumulative value of a $100 investment in shares made on the first trading day of the period indicated, assuming reinvestment of dividends.
(4)	Value based on the actual compensation awarded to Mr. Nixon in 2014, as illustrated on page 79.

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Details of other NEO individual performance and compensation

Janice R. Fukakusa

Chief Administrative Officer and Chief Financial Officer

Ms. Fukakusa is responsible for setting the strategic direction for financial management consistent with the overall strategic direction of RBC. She provides leadership of Finance, Corporate Treasury, Enterprise Services, Investor Relations, Taxation and the Law Group. In addition, Ms. Fukakusa chairs the RBC Group Operating Committee, which is responsible for the integration of governance and oversight of day-to-day functional, operating and technology activities across RBC.

Performance highlights

•	RBC achieved record net income results of $9,004 million and ROE of 19% (see page 72 for a full assessment of RBC’s financial results considered in determining STI awards).
•	Ms. Fukakusa continued to provide strong leadership as CAO and CFO and as Chair of the RBC Group Operating Committee and was a significant contributor to the overall results of RBC.
•	RBC maintained a strong capital position with a Common Equity Tier 1 ratio of 9.9% (well above the 2014 regulatory target set by OSFI).
•

Provided strong financial governance and advisory support across RBC businesses; continued to lead a multi-year efficiency management program to manage costs relative to revenue growth in order to improve efficiency.

•	Increased employee engagement scores. Highly visible leader both internally and externally for diversity and inclusion, as well as in the not-for-profit sector.
•

Selected as Canada’s CFO of the Year (awards presented by Financial Executives International, PricewaterhouseCoopers and Robert Half), and named as one of American Banker’s 25 most Powerful Women in Banking (American Banker Magazine) for the second consecutive year.

Short, mid and long-term incentive awards granted for 2014

In determining Ms. Fukakusa’s STI award, the Committee considered the CEO’s recommendations, RBC net income and ROE and Ms. Fukakusa’s strong achievements relative to her non-financial objectives. In determining Ms. Fukakusa’s mid and long-term incentive awards, the Committee considered the CEO’s recommendations and our results relative to the financial objectives used to measure progress relative to our medium-term TSR objectives, all of which were achieved.

The Committee recommended to the board a total STI award of $1,313,000, as well as a mid-term incentive award of $2,300,000 and a long-term incentive award of $575,000. The board approved these recommendations.

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Total direct compensation

	2014			2013		2014 pay mix
	Target	Actual		Actual
	($)	($)	Variance from target (%)	($)	Variance from target (%)
Base salary	750,000	750,000	–	750,000	–
Short-term incentive (STI)
Financial objective: RBC (60%)	562,500	610,000	8%	679,000	21%
Client objectives (10%)	93,750	140,500	50%	120,000	28%
Risk, strategic and operational objectives (30%)	281,250	562,500	100%	563,000	100%
Total	937,500	1,313,000	40%	1,362,000	45%
Mid and long-term incentives
Performance deferred share units (PDSUs)	2,200,000	2,300,000	5%	2,420,000	10%
Stock options	550,000	575,000	5%	605,000	10%
Total	2,750,000	2,875,000	5%	3,025,000	10%
Total direct compensation	4,437,500	4,938,000	11%	5,137,000	16%

M. George Lewis

Group Head, Wealth Management and Insurance

Mr. Lewis is responsible for the strategic and operational performance of Wealth Management and Insurance. Wealth Management comprises Canadian Wealth Management, U.S. & International Wealth Management and Global Asset Management. Wealth Management serves clients in target markets around the world and offers a comprehensive suite of investment, trust, banking, credit and other wealth management solutions to affluent, high net worth and ultra-high net worth clients. Insurance comprises our operations in Canada and globally and operates under two business lines: Canadian Insurance and International Insurance, providing a wide range of life, health, home, auto, travel, wealth and reinsurance products and solutions.

Performance highlights

•

Achieved record net income in Wealth Management of $1,083 million and record net income in Insurance of $781 million (see page 72 for a full assessment of the RBC and business segment financial results considered in determining STI awards).

•	Capital appreciation and strong net sales in Wealth Management continued to drive client assets higher, surpassing $1.1 trillion.
•	Continued to grow and invest in our global asset management business and maintained the leading market position in the Canadian mutual fund asset management industry.
•

In Canada, our full service private wealth business is the industry leader. Outside Canada and the U.S., we have focused on select markets with growth potential where we are well positioned to succeed, while at the same time enhancing our product offering and operating environment.

•	RBC Insurance was the fastest growing group insurance provider in Canada.
•	Increased employee engagement scores in Wealth Management and Insurance, which were also at or above the “Towers Watson North American High Performance Companies” norm.

Short, mid and long-term incentive awards granted for 2014

In determining Mr. Lewis’ STI award, the Committee considered the CEO’s recommendations, Wealth Management and Insurance net income, RBC ROE and Mr. Lewis’ achievements relative to his non-financial objectives. In determining Mr. Lewis’ mid and long-term incentive awards, the Committee

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considered the CEO’s recommendations and our results relative to the financial objectives used to measure progress relative to our medium-term TSR objectives, all of which were achieved.

The Committee recommended to the board a total STI award of $952,000, as well as a mid-term incentive award of $2,100,000 and a long-term incentive award of $525,000. The board approved these recommendations.

Total direct compensation

	2014			2013		2014 pay mix
	Target	Actual		Actual
	($)	($)	Variance from target (%)	($)	Variance from target (%)
Base salary	700,000	700,000	–	700,000	–
Short-term incentive (STI)
Financial objective: Wealth Management and Insurance (45%)	393,750	443,000	13%	350,500	-11%
Financial objective: RBC (15%)	131,250	132,500	1%	157,500	20%
Client objectives (10%)	87,500	114,000	30%	111,500	27%
Risk, strategic and operational objectives (30%)	262,500	262,500	–	262,500	0%
Total	875,000	952,000	9%	882,000	1%
Mid and long-term incentives
Performance deferred share units (PDSUs)	2,000,000	2,100,000	5%	2,160,000	8%
Stock options	500,000	525,000	5%	540,000	8%
Total	2,500,000	2,625,000	5%	2,700,000	8%
Total direct compensation	4,075,000	4,277,000	5%	4,282,000	5%

A. Douglas McGregor

Group Head, Capital Markets and Investor & Treasury Services

Mr. McGregor is responsible for the strategic and operational performance of Capital Markets, as well as Investor & Treasury Services. Capital Markets is comprised of two main business lines, Corporate and Investment Banking and Global Markets, and offers a full suite of products and services in North America, and a diversified set of capabilities in key sectors of expertise outside of North America. Investor & Treasury Services delivers custodial, advisory, financing and other services to safeguard client assets, maximize liquidity and manage risk across multiple jurisdictions.

Performance highlights

•	Achieved record net income in Capital Markets of $2,055 million (up 21% from last year) and record net income in Investor & Treasury Services of $441 million (up 30% from last year).
•	Mr. McGregor continued to focus on growing our corporate and investment banking businesses, particularly in the U.S. and Europe, while rebalancing our global markets businesses.
•	In Canada, Capital Markets maintained market leadership by deepening existing client relationships, gaining new clients by leveraging our strong cross-border capabilities.
•	In the U.S., continued to leverage our key strategic investments made in recent years to expand our corporate and investment banking businesses.

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•

In the U.K. and Europe, continued to expand our corporate and investment banking businesses. In Asia, focused on our fixed income trading distribution and foreign exchange trading capabilities, while in Australia, continued to selectively grow our corporate and investment banking business in mining, energy and infrastructure.

•

Investor & Treasury Services maintained leading market position in Canada by focusing on new client acquisition and deepening relationships with existing clients. Achieved improved earnings and further expense savings with the continuation of the efficiency management program.

Annual, mid land long-term incentive awards granted for 2014

Mr. McGregor participates in the RBC Capital Markets Compensation Program (see page 68 for more information on this program). The Capital Markets Compensation Program bonus pool is determined by business performance, with an adjustment for RBC performance. Individual performance is based on financial results, as well as risk, strategic and operational objectives. Individual incentive awards are discretionary. Mr. McGregor must defer a minimum 65% of his variable compensation, aligned with other members of the Group Executive.

After considering the compensation recommendations made by the CEO based on Mr. McGregor’s performance and Capital Markets and Investor & Treasury Services net income, the Committee recommended an incentive award of $10,500,000, up 2% from last year. This recommendation was approved by the board. The incentive award was allocated as follows: 35% cash ($3,675,000); 52% performance deferred share units ($5,460,000); and 13% stock options ($1,365,000).

Total direct compensation

	2014		2013	2014 pay mix (excludes special award)
	($)	(%) of variable compensation	($)
Base salary	750,000	–	750,000
Performance-based incentive awards
Annual incentive	3,675,000	35%	3,587,500
Performance deferred share units (PDSUs)	5,460,000	52%	5,330,000
Stock options	1,365,000	13%	1,332,500
Total direct compensation	11,250,000		11,000,000
Special award (deferred share units) (1)	2,000,000
Total direct compensation including special award	13,250,000

(1)	As noted in last year’s Management Proxy Circular, Mr. McGregor received a $2,000,000 special award consisting of deferred share units granted under the DSU Program in recognition of his expanded responsibilities, effective December 4, 2013, as Group Head, Capital Markets and Investor & Treasury Services and Chair and Chief Executive Officer of RBC Capital Markets.

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Bruce Ross

Group Head, Technology & Operations

Mr. Ross joined RBC on January 1, 2014 and is responsible for the strategy and overall management of Technology & Operations, which provides the technology and operational foundation required to effectively deliver products and services to our clients, and includes applications development, infrastructure and enterprise operations.

Performance highlights

•	RBC achieved record net income results of $9,004 million and ROE of 19% (see page 72 for a full assessment of RBC’s financial results considered in determining STI awards).
•

Developed an updated technology and operations strategy for RBC, which defined a three-year roadmap to drive efficiencies and deliver a faster, better client experience by digitizing and simplifying processes and introducing industry-leading, innovative technology solutions.

•	Partnered with businesses to execute a broad-range of mobile, cloud, automation and big data technology projects to meet the evolving needs of RBC clients.
•	Made growing investments in our cyber defense technologies, enhancing processes and controls, and investing in our team of information technology risk professionals.
•	Strengthened leadership bench through recruitment and internal appointments. Increased employee engagement scores. Highly visible leader, engaging with employees through town halls and other forums.

Short, mid and long-term incentive awards granted for 2014

In determining Mr. Ross’ STI award, the Committee considered the CEO’s recommendations, RBC net income and ROE and Mr. Ross’ achievements relative to his non-financial objectives. In determining Mr. Ross’ mid and long-term incentive awards, the Committee considered the CEO’s recommendations and our results relative to the financial objectives used to measure progress relative to our medium-term TSR objectives, all of which were achieved.

The Committee recommended to the board a total STI award of $751,000, as well as a mid-term incentive award of $1,400,000 and a long-term incentive award of $350,000, reflecting the 10 months Mr. Ross had been in the role. The board approved these recommendations.

On commencement of his employment with RBC, Mr. Ross received restricted share units granted under the RBC Share Unit Program in the amount of $4,641,570 and a cash award in the amount of $145,000 in consideration of the value he forfeited at his former employer upon joining RBC. The table on page 86 only reflects the salary and performance-based compensation awarded to Mr. Ross in respect of 2014.

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Total direct compensation

	2014 (1)
	Target	Actual		2014 pay mix
	($)	($)	Variance from target (%)
Base salary	541,600	541,600	–
Short-term incentive (STI)
Financial objective: RBC (40%)	270,800	293,900	9%
Client objectives (10%)	67,700	101,600	50%
Risk, strategic and operational objectives (50%)	338,600	355,500	5%
Total	677,100	751,000	11%
Mid and long-term incentives
Performance deferred share units (PDSUs)	1,333,400	1,400,000	5%
Stock options	333,300	350,000	5%
Total	1,666,700	1,750,000	5%
Total direct compensation	2,885,400	3,042,600	5%

(1)	Target and actual compensation amounts reflect the 10 months Mr. Ross was in the role during 2014.

Talent management and succession planning

A comprehensive framework aligned with our business strategies is in place to enable an integrated approach to talent management and succession planning. We focus on the identification, assessment and development of executives and high-potential talent to build leadership capability and strengthen overall succession, ensuring we have a pipeline of leaders to drive both short and long-term performance. Diversity is a key objective and is embedded in our talent management practices. The CEO and senior leaders have specific performance objectives relating to talent management and succession planning and are held accountable through the performance assessment process.

We believe leaders learn best from meaningful and varied on-the-job experiences and our staffing processes ensure the right people are appointed to roles to optimize both business performance and individual development. Our intent is to develop high-potential talent to prepare them for broader and more complex roles while also taking into consideration the need to build critical leadership capabilities. Our focus on advancing women and visible minorities into leadership roles is supported by clear accountability frameworks, staffing goals and a commitment to developing a robust pipeline of diverse leaders.

Our philosophy of development and promotion from within strengthens our culture, aids in retention of talent and provides more options for succession. We complement this practice with selective external hiring to benefit from diverse experiences and fresh perspectives. We also have a formal leadership development curriculum.

The Committee plays a key role in supporting the board in its oversight of talent management and succession planning. Annually, the Committee reviews and discusses with management the Executive Talent Management Report, which outlines the processes and practices for leadership development, the depth and diversity of succession pools for senior leadership roles across RBC, talent and succession risk metrics, progress made over the year, and plans for the upcoming year. In addition, a report assessing leadership capabilities across our businesses and functions was reviewed with the board.

Annually, the board reviews and discusses CEO and Group Executive succession. This includes an in-depth discussion of the contingency and long-term succession plans for the CEO and members of the Group Executive as well as specific plans to address gaps. The CEO discusses the strengths and areas for development of key succession candidates, development progress over the prior year and future development plans. The board reviews and discusses possible scenarios for succession over various time horizons and development options such as job rotations and expanded mandates to further develop and assess potential successors. There is a systematic

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approach for the board to meet and get to know succession candidates. Talent strategies are also a component of business strategies which are reviewed with the board throughout the year and include talent requirements and plans to enable achievement of longer-term strategic objectives.

Executive compensation alignment with shareholder returns

The following chart compares the cumulative TSR of $100 invested in shares (assuming reinvestment of dividends) from October 31, 2009 to October 31, 2014 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Banks Index over the same time period.

In the medium to long term, compensation for the NEOs is directly impacted by the share price as a large portion of NEO compensation is awarded as equity incentives with payouts tied to share price performance. The aggregate compensation approved for the NEOs as reported in each year’s management proxy circular is illustrated in the chart below. Changes in total compensation paid to NEOs in the years 2009 through 2014 reflect RBC net income results, and performance in respect of the measures used to assess our progress relative to our medium-term TSR objectives. Total compensation for the NEOs prior to 2014 reflects the inclusion of two Co-Group Heads, Capital Markets and Investor & Treasury Services as NEOs, whereas the 2014 value reflects a single Group Head, Capital Markets and Investor & Treasury Services. Total compensation for the NEOs in 2014 also reflects a one-time compensatory change in Mr. McKay’s pension value of $5,231,000, resulting from changes to his pension arrangement upon his appointment as President and CEO.

(1)	NEO total compensation represents the aggregate compensation approved for the NEOs as reported in each year’s Management Proxy Circular. To provide a consistent basis of comparison, the figure for 2014 includes the total compensation for Mr. Nixon, Mr. McKay, Ms. Fukakusa, Mr. Lewis and Mr. McGregor. The value excludes Mr. Ross as his 2014 compensation includes awards granted in consideration of the value forfeited at his former employer upon joining RBC, which are unrelated to 2014 performance. The 2014 value reflects Mr. Nixon’s compensation in respect of the nine months he served as CEO, as illustrated on page 89.

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Cost of management

In conjunction with other large Canadian financial institutions, standard cost of management ratios have been developed so that comparisons between institutions can be made more easily. The following table shows the link between RBC performance and total compensation for the CEO and other NEOs, as reported in the summary compensation table, as a percentage of RBC net income and as a percentage of RBC market capitalization, for the five-year period ended October 31, 2014.

Fiscal year	NEO total compensation (millions) (1)	Net income (millions) (2)	NEO total compensation as a % of net income	Market capitalization (millions)	NEO total compensation as a % of market capitalization
2014	$46.1	$9,004	0.51%	$115,393	0.04%
2013	$47.6	$8,342	0.57%	$100,903	0.05%
2012	$44.6	$7,507	0.59%	$82,296	0.05%
2011	$36.9	$4,852	0.76%	$69,934	0.05%
2010	$40.7	$5,223	0.78%	$77,502	0.05%

(1)	NEO total compensation represents the aggregate compensation approved for the NEOs as reported in each year’s Management Proxy Circular. To provide a consistent basis of comparison, the figure for 2014 includes the total compensation for Mr. Nixon, Mr. McKay, Ms. Fukakusa, Mr. Lewis and Mr. McGregor. The 2014 value excludes Mr. Ross as his compensation includes awards granted in consideration of the value he forfeited at his former employer upon joining RBC, which are unrelated to 2014 performance. The 2014 value reflects Mr. Nixon’s compensation in respect of the nine months he served as CEO, as illustrated on page 89.
(2)	For the years 2010 and 2011, net income numbers were prepared under Canadian generally accepted accounting principles (Canadian GAAP); 2012, 2013 and 2014 net income is prepared in accordance with International Financial Reporting Standards (IFRS).

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Named executive officer compensation

All information in this section is for the fiscal year ended October 31, 2014, unless noted otherwise. The following tables have been prepared to comply with the requirements of the Canadian Securities Administrators. Note that salaries shown here may differ from other compensation tables as the figures below represent salaries received in the fiscal year and other tables may include the annual base salary for the calendar year.

Summary compensation table

Name and principal position	Year	Salary ($)	Share-based awards (1) ($)	Option-based awards (2) ($)	Non-equity annual incentive plan compensation (3) ($)	Pension value (4) ($)	All other compensation (5) ($)	Total compensation ($)
G.M. Nixon	2014	1,126,027	5,925,000	0	2,111,000	1,034,000	36,247	10,232,274
President and	2013	1,500,000	6,600,000	1,650,000	2,932,000	1,312,000	44,877	14,038,877
Chief Executive Officer (6)	2012	1,500,000	6,600,000	1,650,000	2,850,000	1,087,000	44,877	13,731,877
D.I. McKay	2014	995,479	4,000,000	1,000,000	1,533,000	5,231,000	29,112	12,788,591
President and	2013	733,288	2,640,000	660,000	1,320,000	170,000	21,863	5,545,151
Chief Executive Officer (7)	2012	650,000	2,420,000	605,000	1,450,000	133,000	19,447	5,277,447
J.R. Fukakusa	2014	750,000	2,300,000	575,000	1,313,000	400,000	22,438	5,360,438
Chief Administrative	2013	733,288	2,420,000	605,000	1,362,000	496,000	21,863	5,638,151
Officer and Chief Financial Officer	2012	650,000	2,200,000	550,000	1,190,000	136,000	19,447	4,745,447
M.G. Lewis	2014	700,000	2,100,000	525,000	952,000	194,000	20,942	4,491,942
Group Head, Wealth	2013	691,644	2,160,000	540,000	882,000	186,000	20,655	4,480,299
Management and Insurance	2012	650,000	2,100,000	525,000	710,000	150,000	19,447	4,154,447
A.D. McGregor	2014	750,000	7,460,000	1,365,000	3,675,000	6,500	4,500	13,261,000
Group Head, Capital	2013	708,219	5,330,000	1,332,500	3,587,500	6,500	4,500	10,969,219
Markets and Investor & Treasury Services	2012	500,000	5,148,000	1,287,000	3,465,000	4,833	4,500	10,409,333
B. Ross	2014	541,370	6,041,570	350,000	751,000	50,539	159,959	7,894,438
Group Head, Technology &
Operations

(1)	The 2014 amounts for each NEO represent the grant date fair value of performance deferred share units awarded on December 15, 2014 under the PDSU Program. The grant date fair value of each unit granted to each NEO was $78.852, based on the average closing price of shares on the TSX for the five trading days immediately preceding the grant date. In addition to awards granted under the PDSU Program, Mr. McGregor received a special deferred share unit award granted under the DSU Program in the amount of $2,000,000 in recognition of his expanded responsibilities, effective December 4, 2013, as Group Head, Capital Markets and Investor & Treasury Services and Chair and Chief Executive Officer of RBC Capital Markets. Mr. Ross received 65,341 restricted share units granted under the RBC Share Unit Program in the amount of $4,641,570 in consideration of the value he forfeited at his former employer upon joining RBC. The 2013 and 2012 amounts for each NEO represent the grant date fair value of performance deferred share units awarded under the PDSU Program.
(2)	The 2014 amounts for each NEO represent awards made on December 15, 2014 under the Stock Option Plan. Valuing stock options: the Black-Scholes compensation value is based on a five-year average fair value, and assumes options are held for the full 10-year term. For awards granted on December 15, 2014, the Black-Scholes compensation value was 17% of the option exercise price. The Black-Scholes compensation value of stock options differs from the accounting fair value disclosed in RBC’s annual financial statements. Under International Financial Reporting Standard 2, Share-based Payment (IFRS 2), options must be treated as an expense using the fair value method of accounting. The accounting fair value of each award is determined as at the grant date and is amortized over the relevant vesting period. While the Black-Scholes model is also used to calculate the accounting fair value, the assumptions used in the accounting fair value calculation are based on an expected term of six years, rather than the full option term of 10 years. This is consistent with IFRS 2 and reflects forfeitures as well as the exercise pattern of RBC executives. In addition, the accounting value is based on the grant date fair value rather than the five-year average fair value used for compensation purposes. The accounting grant date fair value for grants made under the Stock Option Plan on December 15, 2014 was based on a Black-Scholes value of 8.7% of the option exercise price. The Black-Scholes compensation value of options awarded on December 15, 2014 which are reported in this table was $3,815,000 and the accounting fair value of these same awards was $1,952,421. The Black-Scholes model is used for compensation purposes as it is consistent with the valuation approach used for accounting purposes.

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(3)	The total STI award for each NEO includes cash and/or deferred share units. Executives, who voluntarily chose to receive their 2014 annual short-term incentive in deferred share units, received deferred share units based on the average of the closing prices of shares on the TSX on the five trading days immediately prior to the sixth trading day in the open trading window in December, which was $78.852. Ms. Fukakusa voluntarily chose to defer 50% of her annual variable short-term incentive award into deferred share units for fiscal 2014.
(4)	Pension value represents compensatory change. See pages 93 to 95 for more information on pension benefits for the NEOs. Value for Mr. McKay reflects a one-time compensatory change resulting from changes to Mr. McKay’s pension arrangement upon his appointment as President and CEO.
(5)	The amounts in this column represent RBC’s contribution under RESSOP or DSSP. The NEOs participate in the employee share ownership plans on the same basis as all other employees. See page 95 for more information about these plans. In addition, for Mr. Ross, the amount includes a $145,000 cash award granted on hire in consideration of the value he forfeited at his former employer upon joining RBC.
(6)	Mr. Nixon was President and Chief Executive Officer from November 1, 2013 to February 25, 2014, and Chief Executive Officer from February 26, 2014 to July 31, 2014.
(7)	Mr. McKay was Group Head, Personal & Commercial Banking from November 1, 2013 to February 25, 2014, President from February 26, 2014 to July 31, 2014, and President and Chief Executive Officer effective August 1, 2014.

Incentive plan awards

Outstanding share-based and option-based awards

In the table on page 91, share-based awards refer to unvested performance deferred share units previously awarded through the PDSU Program and the RBC Share Unit Program as at October 31, 2014. The value of unvested units awarded under the PDSU Program assumes no performance adjustment for relative TSR performance, and that the three-year average ROE is above the applicable performance threshold. For each NEO, the value of unvested units is based on a share price of $80.01, the closing price of shares on the TSX on October 31, 2014, the last trading day of the fiscal year. See pages 67 and 69 for more information about these awards.

Option-based awards include all unexercised stock options that are outstanding as at October 31, 2014. The value of unexercised in-the-money options as at October 31, 2014 is the difference between the exercise price of the options and $80.01, the closing price of shares on the TSX on October 31, 2014, the last trading day of the fiscal year.

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Name	Grant date	Option-based awards				Share-based awards
		Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
G.M. Nixon (1)	15-Dec-2010	124,000	52.595	15-Dec-2020	3,399,460
	14-Dec-2011	145,822	48.933	14-Dec-2021	4,531,710
	11-Dec-2012	122,322	58.648	11-Dec-2022	2,613,043
	17-Dec-2013	113,594	69.170	17-Dec-2023	1,231,359
						336,005	26,883,779
Totals		505,738			11,775,572	336,005	26,883,779	0
D.I. McKay	7-Dec-2004	1,300	31.700	7-Dec-2014	62,803
	9-Dec-2005	11,448	44.125	9-Dec-2015	410,811
	12-Dec-2006	15,912	54.990	12-Dec-2016	398,118
	10-Dec-2007	39,352	52.944	10-Dec-2017	1,065,101
	6-Jun-2008	58,880	50.547	6-Jun-2018	1,734,781
	15-Dec-2008	113,100	35.368	15-Dec-2018	5,049,011
	16-Dec-2009	90,842	55.041	16-Dec-2019	2,268,235
	15-Dec-2010	82,668	52.595	15-Dec-2020	2,266,343
	14-Dec-2011	58,542	48.933	14-Dec-2021	1,819,310
	11-Dec-2012	44,852	58.648	11-Dec-2022	958,128
	17-Dec-2013	45,438	69.170	17-Dec-2023	492,548
						130,559	10,446,024
Totals		562,334			16,525,189	130,559	10,446,024	0
J.R. Fukakusa	10-Dec-2007	62,960	52.944	10-Dec-2017	1,704,075
	15-Dec-2008	96,136	35.368	15-Dec-2018	4,291,703
	16-Dec-2009	90,842	55.041	16-Dec-2019	2,268,234
	15-Dec-2010	72,748	52.595	15-Dec-2020	1,994,387
	14-Dec-2011	50,560	48.933	14-Dec-2021	1,571,253
	11-Dec-2012	40,774	58.648	11-Dec-2022	871,014
	17-Dec-2013	41,652	69.170	17-Dec-2023	451,508
						116,859	9,349,873
Totals		455,672			13,152,174	116,859	9,349,873	0
M.G. Lewis	12-Dec-2006	27,064	54.990	12-Dec-2016	677,141
	14-Mar-2007	41,124	57.900	14-Mar-2017	909,252
	10-Dec-2007	89,944	52.944	10-Dec-2017	2,434,424
	15-Dec-2008	28,825	35.368	15-Dec-2018	1,286,806
	16-Dec-2009	82,584	55.041	16-Dec-2019	2,062,040
	15-Dec-2010	72,748	52.595	15-Dec-2020	1,994,386
	14-Dec-2011	53,220	48.933	14-Dec-2021	1,653,918
	11-Dec-2012	38,922	58.648	11-Dec-2022	831,452
	17-Dec-2013	37,176	69.170	17-Dec-2023	402,988
						113,271	9,062,793
Totals		471,607			12,252,407	113,271	9,062,793	0
A.D. McGregor	16-Dec-2009	263,028	55.041	16-Dec-2019	6,567,546
	15-Dec-2010	153,320	52.595	15-Dec-2020	4,203,268
	14-Dec-2011	106,546	48.933	14-Dec-2021	3,311,130
	11-Dec-2012	95,412	58.648	11-Dec-2022	2,038,191
	17-Dec-2013	91,736	69.170	17-Dec-2023	994,418
						289,006	23,123,376
Totals		710,042			17,114,553	289,006	23,123,376	0
B. Ross
						62,785	5,023,445
Totals						62,785	5,023,445	0

(1)	On February 2, 2009, Mr. Nixon informed the Committee that he had made a personal decision to relinquish his mid and long-term compensation (grant date fair value of $4,950,000), which represented the majority of his performance-based incentive awards for fiscal 2008.

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Incentive plan awards – value vested or earned during the year

The table below includes the portion of option-based awards that vested in the year ended October 31, 2014, and any share-based awards under the PDSU Program that vested in the year ended October 31, 2014. It also includes the STI or annual cash bonus that was awarded for the fiscal year and paid in December 2014, received by the NEOs in cash and/or deferred share units that vested in the year ended October 31, 2014.

Name	Option- based awards – value vested during the year (1) ($)	Share- based awards – value vested during the year (2), (3) ($)	Non-equity incentive plan compensation – value earned during the year (4) ($)
G.M. Nixon	3,844,827	7,301,045	2,111,000
D.I. McKay	1,245,315	2,433,653	1,533,000
J.R. Fukakusa	1,167,765	2,141,659	1,313,000
M.G. Lewis	1,113,308	2,141,659	952,000
A.D. McGregor	3,363,080	6,141,004	3,675,000
B. Ross	—	324,838	751,000
(1)	For the options granted on:
•	December 16, 2009 at an exercise price of $55.041, 50% of options vested on December 16, 2013 at a fair market value of $68.23, the previous trading day’s closing share price.
•	December 15, 2010 at an exercise price of $52.595, 50% of options vested on December 15, 2013 at a fair market value of $68.23, the previous trading day’s closing share price.
(2)	The amounts for Mr. Nixon, Mr. McKay, Ms. Fukakusa, Mr. Lewis and Mr. McGregor reflect values received from awards under the PDSU Program. The awards vested on December 15, 2013 and were paid out in cash based on a share price of $68.78, which represents the average price of shares on the TSX for the five trading days ending December 13, 2013. At time of vesting, the performance component of the payout was increased by 10% to reflect RBC’s TSR relative to the financial performance comparator group.
(3)	The amount for Mr. Ross reflects restricted share units he received under the RBC Share Unit Program. The awards vested on June 10, 2014 and were paid out in cash based on a share price of $74.80, which represents the average price of shares on the TSX for the five trading days ending June 9, 2014.
(4)	The amounts include cash and / or deferred share units for executives who voluntarily chose to receive their 2014 annual variable short-term incentive / annual cash bonus in deferred share units.

Securities authorized for issuance under equity compensation plans

The following table shows the equity securities authorized for issuance from treasury under compensation plans as at October 31, 2014, as approved by shareholders. We have no equity compensation plans that permit the issuance of shares that have not been previously approved by shareholders. The numbers shown in the table relate to the RBC Stock Option Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options (a) (#)	Weighted-average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)
Equity compensation plans approved by security holders	8,579,370	52.36	11,442,671
Equity compensation plans not approved by security holders	—	—	—
Total	8,579,370	52.36	11,442,671

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Stock Option Plan

Only employees designated by the Committee as potential participants are eligible to participate in the Stock Option Plan. The maximum number of shares that are issuable under the Stock Option Plan may not exceed 112,000,000 shares (representing 7.76% of issued and outstanding shares as at February 9, 2015). As described in the table below, at October 31, 2014, outstanding stock options represented 0.6% of shares outstanding. Shares issuable under options that expire, terminate or are cancelled without having been exercised are available for subsequent grants of options under the plan. The exercise price of options is determined as the higher of the volume-weighted average of the trading price per share of a board lot of shares traded on the TSX: (i) on the day preceding the date of grant; and (ii) for the five consecutive trading days immediately preceding the date of grant.

Option grants may include stock appreciation rights (SARs). The exercise of a SAR entitles the participant to a cash payment equal to the number of shares covered by the SAR, multiplied by the amount by which the closing price on the TSX on the day prior to exercise exceeds the exercise price of the corresponding option. Upon the exercise of an option, the corresponding SAR is cancelled and vice versa.

Unvested stock options are forfeited if the participant’s employment with RBC is terminated, other than for retirement (as outlined on pages 96 and 97), disability or death. In the event of disability, options continue to vest and must be exercised within 60 months after disability or within 10 years from grant date, whichever is earlier. Upon death, options vest immediately and may be transferred by will or pursuant to laws of succession. Options must be exercised by the participant’s legal successor within 24 months after the date of death or within 10 years from grant date, whichever is earlier. See pages 96 and 97 for details about when a participant’s options terminate in circumstances other than retirement, disability or death.

The Stock Option Plan authorizes the board to make certain non-material plan amendments without shareholder approval, including administrative changes, termination of the plan, changes to vesting provisions and amendments to comply with changes to laws and regulations or accounting requirements. This amendment procedure was approved by shareholders at the 2007 Annual Meeting. No substantive amendments were made to the Stock Option Plan in 2014. For more information about the Stock Option Plan, see page 67.

The table below provides additional information on the Stock Option Plan for the past three years.

	Number of options as at October 31, 2014	Stock options as a % of outstanding Common Shares as at October 31, 2014
		Target	2014	2013	2012
Overhang (options outstanding and available to grant)	20,022,041	< 10%	1.4%	1.6%	1.7%
Dilution (current outstanding options)	8,579,370	< 5%	0.6%	0.7%	0.9%
Burn rate (the number of options issued each year)	704,838	< 1%	0.05%	0.06%	0.08%

Pension plan benefits

Defined benefit pension plan

Mr. Nixon, Mr. McKay, Ms. Fukakusa and Mr. Lewis participate in the RBC Canadian Defined Benefit (DB) pension plan, on the same basis as other employees (Mr. McGregor and Mr. Ross participate in defined contribution pension plans described on page 95).

The normal retirement age in this plan is 65, although early retirement benefits are available from age 55. Benefits are reduced for early retirement unless the member retires with 35 years of pensionable service.

Under the RBC Canadian DB pension plan, retirement income is determined using a formula that takes into account pensionable earnings and pensionable service under the plan. Pensionable earnings are defined as base salary and annual incentive awards during the best 60 consecutive months, capped at $175,000 per year.

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Supplemental pension benefits

In addition to the RBC Canadian DB pension plan, Mr. Nixon, Mr. McKay, Ms. Fukakusa and Mr. Lewis receive supplemental pension benefits as defined under their individual executive pension arrangements. The supplemental pension benefits are capped for all NEOs. The supplemental pension benefits for Ms. Fukakusa and Mr. Lewis are reduced for early retirement unless the executive retires with 35 years of pensionable service in the RBC Canadian DB pension plan, or retires after attaining 60 years of age and 25 years of pensionable service in the RBC Canadian DB pension plan. The supplemental pension benefits vest when the executive retires from RBC and payments are subject to non-competition provisions.

The key provisions of the individual executive pension arrangements are described below.

CEO pension plan

Mr. Nixon retired effective August 1, 2014, with an annual pension of $1,750,000, inclusive of benefits payable from the RBC Canadian DB pension plan.

Mr. McKay’s individual executive pension arrangement was amended upon his appointment as CEO to provide an annual pension of $700,000 at age 55 (November 2018), increasing by $110,000 for each additional year of service after age 55 to a maximum annual pension of $1,250,000 at age 60 (this amount is inclusive of benefits payable from the RBC Canadian DB pension plan). Future increases to Mr. McKay’s salary would not increase Mr. McKay’s pension benefits.

Other named executive officers

The table below shows the pension benefits the NEOs are entitled to receive under their individual executive pension arrangements, which include benefits payable from RBC pension plans:

•

Ms. Fukakusa’s pension benefits accrue at the following rates of pensionable earnings: 2% per year from age 40 to 44, 3% per year from age 45 to 59, and 2% per year from age 60 to 64, and her pensionable earnings are capped at 145% of final base salary, where final base salary is capped at $700,000 per annum.

•

Mr. Lewis’ pension benefits accrue at the following rates of pensionable earnings: 2% per year from age 40 to 49, 3% per year from age 50 to 59, and 2% per year from age 60 to 64, and his pensionable earnings are capped at the lesser of $750,000 or 150% of final base salary.

Name	Number of years of credited service (#)	Annual pension benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change (2) ($)	Non- compensatory change (3) ($)	Closing present value of defined benefit obligation ($)
		At year-end (1)	At age 65
G.M. Nixon	17.5	1,750,000	1,738,000	23,215,000	1,034,000	6,677,000	30,926,000
D.I. McKay	10.9	509,000	1,250,000	1,968,000	5,231,000	1,216,000	8,415,000
J.R. Fukakusa	20.0	556,000	660,000	7,957,000	400,000	944,000	9,301,000
M.G. Lewis	14.3	219,000	424,000	2,638,000	194,000	428,000	3,260,000

(1)	Annual pension benefits payable are benefits that have accrued and in some cases may not be fully vested.
(2)	Compensatory changes are the values of the projected pension earned from November 1, 2013 to October 31, 2014, and include the impact of any plan amendments and of any differences between actual and assumed compensation. The amounts shown are consistent with the disclosure in Note 17 of the RBC 2014 Annual Consolidated Financial Statements for the year ended October 31, 2014.
(3)	Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions (other than those reflected in compensatory changes), employee contributions, and changes in actuarial assumptions, such as movements in the discount rate.

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The table below shows the years of credited service under the individual executive pension arrangements and years of RBC service as at October 31, 2014.

Name	Years of credited service (#)	Years of RBC service (#)
G.M. Nixon	17.5	34.9
D.I. McKay	10.9	26.6
J.R. Fukakusa	20.0	29.2
M.G. Lewis	14.3	28.3

Defined contribution pension plans

Mr. McGregor participates in a closed Defined Contribution (DC) pension plan available to managing directors of RBC Dominion Securities Inc. on the same basis as other managing directors of RBC Dominion Securities Inc. Participants in this plan are required to contribute 3% of their earnings to an annual maximum of $6,500 per year. Participants may choose to contribute an additional 1% to 5% of their earnings, to an annual maximum ($11,270 in 2014). RBC provides matching contributions to a maximum of $6,500 per year. Participants may invest their own contributions in a Registered Retirement Savings Plan account and invest the RBC matching contributions in the DC pension plan. Amounts shown in the table below reflect the DC pension plan account balances only.

Mr. Ross participates in the principal RBC Canadian DC pension plan on the same basis as other employees. Participants in this plan are not required to contribute but may choose to make contributions of 1% to 8% of their earnings, up to the Income Tax Act limit ($24,930 in 2014, including employee and employer contributions). RBC contributes 3% of earnings up to the year’s maximum pensionable earnings, plus service based matching contributions, up to a maximum of $6,500 per year. Participants may invest the contributions in a broad selection of funds.

Supplemental pension benefits

In addition to the RBC Canadian DC pension plan, Mr. Ross receives supplemental pension benefits as defined under his individual executive pension arrangement. RBC makes notional contributions on Mr. Ross’ behalf in the amount of $150,000 per year that are credited with interest at the same rate as is generated by Mr. Ross’ registered account under the RBC Canadian DC pension plan.

The table below shows the DC pension plan account balances for Mr. McGregor and Mr. Ross under their respective plans.

Name	Accumulated value at start of year ($)	Compensatory ($) (1)	Accumulated value as at October 31, 2014 ($)
A.D. McGregor	93,554	6,500	111,756
B. Ross	0	50,539	58,678

(1)	Compensatory changes represent RBC’s contributions to the defined contribution pension plans on behalf of Mr. McGregor and Mr. Ross. Mr. McGregor and Mr. Ross are responsible for managing the investment of their assets within the defined contribution pension plans.

Other benefits

Executives in Canada and the U.S. participate in RBC’s benefits programs on the same basis as other employees. The benefits programs include healthcare coverage, life and accident insurance and disability coverage. The benefits programs are comparable to the programs provided by companies in our core compensation comparator group.

In Canada, RBC executives can participate in the Royal Employee Savings and Share Ownership Plan (RESSOP), and executives in Capital Markets can participate in the RBC Dominion Securities Savings Plan (DSSP), on the same basis as other employees in Canada. RBC provides a 50% matching contribution invested in shares up to a maximum of 3% of eligible earnings. The RBC matching contribution is capped at $4,500 annually for DSSP members. RBC executives also receive perquisites as part of their executive compensation program. Perquisites provided to executives vary by position, and are comparable to those provided by companies in our core compensation comparator group.

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Employment contracts, termination and change of control

Employment contracts

RBC does not have employment contracts with any of the NEOs; however, it has standard compensation policies that govern termination or change of control situations, and for one NEO, a specific termination arrangement, as described below.

Termination

Our severance plans and policies are designed to expedite transition to alternative employment, comply with relevant legal requirements and align with market practices. As required by Canadian law, severance calculations for our Canadian employees are based on service, age and position. Bonuses or short-term incentive payments for the severance period are calculated with reference to relevant individual and business performance factors.

If a NEO is terminated for cause, he or she will not be paid severance, and at the discretion of the board, will forfeit the following:

•	bonus payments under the annual variable STI Program;
•	units previously awarded and unvested under the PDSU Program;
•	unvested options under the Stock Option Plan; and
•	annual bonus awards, including all units previously awarded and unvested under the RBC Capital Markets Unit Award Program.

At its December 2013 meeting, the board appointed Mr. McGregor to the position of Group Head, Capital Markets and Investor & Treasury Services and Chair and Chief Executive Officer of RBC Capital Markets, and awarded him a special deferred share unit award in the amount of $2,000,000 to recognize his expanded responsibilities, effective December 4, 2013. The award will vest three years from the grant date and is subject to forfeiture should he voluntarily retire or be terminated with cause before the award vesting date. In the event of termination by RBC without cause before the vesting date, the award would vest immediately. Pursuant to the arrangement put in place upon Mr. McGregor’s appointment, if he is terminated without cause between October 31, 2014 and October 30, 2015, he will receive an additional cash payment of $2,000,000. This arrangement will cease as of October 30, 2015.

Change of control

RBC has a change of control policy that covers the NEOs and certain other senior executives. The policy is designed to ensure that key members of management stay in place for the benefit of shareholders in the event RBC is involved in a major shareholder transaction.

Benefits associated with the equity incentive programs are subject to a “double trigger,” which means the executive can accelerate vesting of any outstanding equity incentive awards only if he or she is terminated without cause within 24 months of the change of control. We define a major shareholder transaction as:

•	an entity or individual acquiring 20% or more of RBC voting shares;
•	a change of more than 50% in the directors on its board;
•	a merger or consolidation with another entity that would result in RBC voting shares representing less than 60% of the combined voting power following the merger or consolidation; or
•	a sale or disposition of 50% or more of the net book value of RBC assets.

Forfeiture and clawback policy

We maintain a policy with respect to compensation forfeiture and clawback, which is applicable in the event of fraud or misconduct, or financial restatement. See page 59 for more information.

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Termination and change of control benefits

Compensation elements	Retirement	Termination with cause/resignation	Termination without cause	Termination without cause following a change of control

Base salary	Ends as of the date of retirement	Ends as of the termination or resignation date	Paid out over severance period as salary continuation or as lump sum payment (up to 24 months based on service, age and position)	Lump sum payment equivalent to 24 months’ base salary

Annual short-term incentive and annual cash bonus	Receive pro-rated payment based on proportion of the fiscal year completed as of the date of retirement, paid at the end of year	Eligibility ends as of the termination or resignation date and no payment is made	Paid as lump sum at the end of each year of the severance period	Lump sum payment equivalent to 24 months’ short-term incentive / annual cash bonus

Deferred share units	Must be redeemed on or before December 15th of the calendar year following the year of retirement	Must be redeemed within 60 days of the termination or resignation date	Must be redeemed within 60 days of the end of the severance period (1)	Must be redeemed within 60 days of the end of the severance period

Performance deferred share units / RBC share units	Continue to vest, subject to non-competition provisions	All units are forfeited as of the termination or resignation date	Pro-rated payment for the vesting period completed as of the end of the severance period (2)	All unvested awards vest immediately upon termination

Stock options	Continue to vest, subject to non-competition provisions; must be exercised within 60 months of retirement date or 10 years from grant date, whichever is earlier	Unvested options are forfeited as of the termination or resignation date; vested options must be exercised within 90 days of termination or resignation date	Continue to vest to end of the severance period, all unvested options are forfeited thereafter; vested options must be exercised within 90 days of the end of severance period (2)	Vest immediately upon termination and must be exercised within 90 days of the termination date

Benefits	Eligible for retiree benefits	Eligibility ends as of the termination or resignation date	Pension credits and benefits continue during salary continuation	Pension credits and benefits continue during severance period

Perquisites	End as of the retirement date	End as of the termination or resignation date	Continue during severance period	Continue during severance period

(1)	Pursuant to the arrangement put in place in December 2013 upon Mr. McGregor’s appointment as Group Head, Capital Markets and Investor & Treasury Services and Chair and Chief Executive Officer of RBC Capital Markets, in the event of termination of Mr. McGregor’s employment by RBC without cause before the vesting date, a deferred share unit award in the amount $2,000,000 would vest immediately.
(2)	In the event of termination without cause occurring on or after the date the respective executive officer has become eligible for retirement, any unvested performance deferred share units and stock options will continue to vest, subject to non-competition provisions, in accordance with the retirement provisions of the PDSU Program and the Stock Option Plan.

Potential payments to NEOs upon termination or change of control

The table on page 98 shows the value of the estimated incremental payments or benefits that would accrue to each NEO upon termination of his or her employment following retirement, termination with cause, resignation, termination without cause and termination following a change of control, assuming employment was terminated on October 31, 2014.

98    |  Royal Bank of Canada

The value of equity-based compensation consists of awards previously granted and disclosed. For purposes of valuing equity-based awards, a price of $80.01 is used, which is the closing price of shares on the TSX on October 31, 2014, the last trading day of the fiscal year.

Event	D.I. McKay ($)	J.R. Fukakusa ($)	M.G. Lewis ($)	A.D. McGregor ($)		B. Ross ($)
Retirement	0	0	0	0		0
Termination with cause/resignation (1)	0	0	0	0		0
Termination without cause
Severance	5,313,333	3,801,333	3,128,000	9,998,333	(4)	2,925,000
Equity-based compensation (2)	2,306,876	0	0	2,396,754		0
Value of incremental pension benefits (3)	36,000	621,000	524,000	13,000		309,733
All other compensation (5)	180,712	149,106	143,532	20,637		141,712
Termination without cause following a change of control
Severance	5,313,333	3,801,333	3,128,000	9,998,333	(4)	2,925,000
Equity-based compensation	14,849,181	13,240,841	12,948,344	31,568,749		5,023,445
Value of incremental pension benefits (3)	36,000	621,000	524,000	13,000		309,733
All other compensation (5)	180,712	149,106	143,532	20,637		141,712

(1)	In the event of termination by RBC for reason of misconduct, gross negligence or willful breach of obligations, no benefits shall be payable from the individual executive pension arrangements for Mr. McKay, Ms. Fukakusa, Mr. Lewis or Mr. Ross.
(2)	Ms. Fukakusa and Mr. McGregor were eligible for retirement as of October 31, 2014. Mr. Lewis would become eligible for retirement during the salary continuance period.
(3)	For Mr. McKay, Ms. Fukakusa and Mr. Lewis, the values shown represent the present value as at October 31, 2014 of the incremental pension benefits to which they would have been entitled had their employment terminated for the noted reason. The values shown reflect two years of additional service in the RBC Canadian DB pension plan and their individual executive pension arrangements (except for Mr. McKay). Mr. McKay would not have attained age 55 by the end of his salary continuance period, so he would not be entitled to any pension benefits from his individual executive pension arrangement as these benefits are only payable upon retirement / termination from RBC over the age of 55. The incremental annual pension benefits payable for Mr. McKay, Ms. Fukakusa and Mr. Lewis would be $4,000, $41,000 and $31,000, respectively. The values shown have been determined using the same actuarial assumptions used for determining the October 31, 2014 year-end pension plan liabilities which are disclosed in RBC’s financial statements, with the exception that pension benefits are assumed to commence at the end of the salary continuance period, subject to a reduction in pension for early commencement, as applicable. Payment of pension benefits from the individual executive pension arrangements is subject to compliance with non-competition provisions. For Mr. McGregor and Mr. Ross, the values shown represent the additional RBC contributions to their respective defined contribution pension plans that would be payable during salary continuance.
(4)	Reflects the arrangement put in place in December 2013 upon Mr. McGregor’s appointment as Group Head, Capital Markets and Investor & Treasury Services and Chair and Chief Executive Officer of RBC Capital Markets, pursuant to which if Mr. McGregor is terminated without cause between October 31, 2014 and October 20, 2015, he will receive cash payment of $2,000,000.
(5)	All other compensation includes the RBC cost of benefits, RBC contributions under RESSOP and DSSP and perquisites that continue during salary continuance.

Additional information on compensation

The aggregate quantitative information on compensation disclosed on pages 99 and 100 is provided in accordance with Implementation Standard 15 of the FSB’s Principles for Sound Compensation Practices and Implementation Standards and the Basel Committee on Banking Supervision’s Pillar III disclosure requirements.

The 2014 Executive Compensation section also complies with various compensation disclosure requirements in the Prudential Sourcebook for Banks, Building Societies and Investment Firms, as required by the relevant U.K. regulator. Additional disclosures required under those requirements will be made separately.

We have established criteria for the identification of employees who may have a material impact on the risk exposure of RBC, described on page 58. For the purpose of the tables on pages 99 and 100, “Senior Officers” include the CEO and members of the Group Executive. “Covered Employees” include employees whose professional activities may have a material impact on the risk profile of RBC.

In keeping with the FSB’s principles and standards and RBC’s compensation principles, a significant portion of variable compensation for Senior Officers and Covered Employees must be

Royal Bank of Canada  |    99

deferred over a number of years (at least 70% for the CEO, at least 65% for members of the Group Executive and at least 40% for Covered Employees).

All dollar values in the tables below are stated in millions of Canadian dollars. U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.1271 for 2014 and US$1.00 = C$1.0427 for 2013. These rates reflect the foreign exchange rate on the last trading day of each fiscal year.

Fixed and variable compensation paid

	2014 (1)			2013 (1)
	Senior Officers		Covered Employees	Senior Officers	Covered Employees
Number of Employees	11	(2)	325	8	308
Fixed compensation
Cash-based	$7		$101	$ 6	$ 85
Variable compensation
Cash-based (non-deferred) (3)	$13		$346	$ 16	$ 307
Cash-based (deferred)	$0		$11	$ 0	$ 7
Shares and share-linked instruments (non-deferred)	$0		$11	$ 0	$ 7
Shares and share-linked instruments (deferred)	$32		$281	$ 35	$ 258

(1)	2014 and 2013 variable compensation excludes guaranteed awards paid in the fiscal year, noted in the table entitled “Other compensation paid” below.

(2)	Includes three Senior Officers who left RBC in fiscal 2014.

(3)	Includes the value of short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the Deferred Share Unit Program.

Other compensation paid (1)

	2014				2013
	Senior Officers		Covered Employees		Senior Officers		Covered Employees
	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount
Sign-on awards	0	$0	4	$4	0	$ 0	13	$ 8
Guaranteed awards	0	$0	9	$17	0	$ 0	10	$ 17

(1)	Additional information regarding severance paid to Senior Officers and Covered Employees for fiscal 2014 has been provided to OSFI on a confidential basis to protect employee privacy. The information includes the number of Senior Officers and Covered Employees who received severance payments, the aggregate amount of these payments, as well as the highest single severance payment.

100    |  Royal Bank of Canada

Deferred compensation (1)

	2014 (2)			2013 (3)
	Senior Officers	Covered Employees		Senior Officers	Covered Employees
Outstanding
Vested	$64	$30		$ 39	$ 24	(5)
Unvested	$204	$736	(4)	$ 136	$ 682	(4), (5)
Fiscal year payouts
	$32	$293		$ 25	$ 209

(1)	Excludes short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the Deferred Share Unit Program.

(2)	For 2014, vesting status of awards is as at October 31, 2014. Values for deferred compensation in Canadian dollars are based on $80.01, the closing price of shares on the TSX on October 31, 2014. U.S. deferred compensation is based on US$71.17, the closing share price of shares on the NYSE on October 31, 2014.

(3)	For 2013, vesting status of awards is as at October 31, 2013. Values for deferred compensation in Canadian dollars are based on $70.02, the closing share price of shares on the TSX on October 31, 2013. U.S. deferred compensation is based on US$67.18, the closing share price of shares on the NYSE on October 31, 2013.
(4)	Values for 2014 and 2013 include cash-based deferred compensation in the amounts of $11 million and $7 million, respectively; amounts otherwise reflect deferred compensation granted in shares and share-linked instruments. There was no cash-based deferred compensation outstanding for Senior Officers in 2014 or 2013.
(5)	2013 vested and unvested deferred compensation values have been restated to reflect the reclassification of certain share-linked instruments.

Since the December 2011 grants, variable compensation and outstanding deferred compensation have been subject to ex-post explicit and implicit adjustments, as noted under “Adjustments for compensation risk and performance outcomes” on page 58. RBC did not make any ex-post explicit or implicit adjustments to reduce previously granted deferred compensation awards that vested and were paid to plan participants during fiscal 2014.

Indebtedness of directors and executive officers

In the course of RBC’s business, loans are granted to directors, executive officers and other employees on terms normally accorded to other clients of comparable creditworthiness. Except for routine indebtedness,(1) there is no outstanding indebtedness to RBC or its subsidiaries of current and former executive officers, directors or employees, or associates of current and former executive officers and directors.

(1)	Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer or proposed nominee together with his or her associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms (including those as to interest and security rate) available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

Royal Bank of Canada  |    101

Additional items

Directors’ and officers’ liability insurance

The Bank has purchased, at its expense, directors’ and officers’ liability insurance which provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of RBC and its subsidiaries. For the 12 months ending May 31, 2015, this insurance has a dedicated policy limit of $300 million for each claim and as an aggregate, together with an additional $50 million for directors of RBC only. There is no deductible for this coverage. The insurance applies in circumstances where the Bank may not indemnify its directors and officers for their acts or omissions. Premiums paid by RBC relating to directors’ and officers’ liability insurance are approximately $1 million per annum.

Available documentation

Financial information is provided in our comparative financial statements and Management’s Discussion and Analysis. Copies of these documents and the Bank’s management proxy circulars and annual information forms can be found at sedar.com or obtained on request from the Secretary, using the contact information at the back of this Circular.

Directors’ approval

The Board of Directors of the Bank has approved the content and sending of this Management Proxy Circular.

February 9, 2015

Karen McCarthy

Vice-President, Associate General Counsel and Secretary

102    |  Royal Bank of Canada

Schedule ‘A’: Shareholder proposals

The following shareholder proposals have been submitted for consideration at the Annual and Special Meeting of Common Shareholders. These proposals and their supporting statements represent the views of the shareholders submitting them. They are set out in this Circular as required by the Bank Act.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, QC H2X 1X3 has submitted two proposals to be voted on at the meeting. The proposals and MÉDAC’s supporting comments (translated from French to English) are set out in italics below.

Proposal No. 1	Compensation report

It is proposed that the Bank adopt an executive compensation policy that makes annual use of the pay equity ratio as a yardstick for setting compensation to demonstrate to shareholders that the Bank’s executive compensation strategy is fair and equitable.

Based on our analysis of management proxy circulars, we conclude that the exercise of fixing the compensation of executive officers depends heavily on horizontal benchmarking with their peers at companies said to be similar. Such a method leads to continually rising compensation because it triggers increases every time one company awards compensation that is higher than the median for its group. Several observers of good governance practices have criticized the virtually exclusive use of this method. It is a method that results in mounting discrepancy between the compensation of the chief executive officer and average employee compensation, thereby creating an issue of injustice within the company and causing the economy to dysfunction as there are fewer workers with sufficient purchasing power to buy what the economy is capable of producing – which was a contributing factor in the recent financial crisis.

As Yvan Allaire has written:

[Translation]

“In the past, compensation systems were designed in a spirit of internal equity and not based on a supposed ‘talent’ market. We should go back to compensation methods that help to encourage and protect solidarity, mutual trust and a sense of equity within and around the company, to develop a conviction among the members of the organization that ‘they are all in the same boat’ and to lead them to share a long-term vision for society.” (1)

Last year, the six major Canadian banks, being aware of the concerns raised by this method, directed Meridian, a compensation firm, to analyze this issue and make recommendations. While defending the relevance of horizontal benchmarking, Meridian suggested:

“While vertical benchmarking is unlikely to be sufficient as a primary basis for setting executive compensation, it can provide important context for a Committee, particularly in assessing trends in pay disparity.” (2)

In light of the benefits of comparing executive compensation with the compensation of other employees of the Bank, we propose that the Bank’s policy provide for the systematic use of the pay equity ratio, being the ratio between the CEO’s total compensation and the median income of the Bank’s employees.

(1)	http://www.lesaffaires.com/blogues/yvan-allaire/le-noeud-gordien-de-la-remuneration-des-dirigeants/544879
(2)	http://www.td.com/document/PDF/corporateresponsibility/Canadian-Banks-Horizontal-Benchmarking.pdf

Royal Bank of Canada  |    103

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The board’s independent Human Resources Committee oversees compensation strategy for both executives and the broader employee population. The Human Resources Committee annually reviews select vertical pay ratios to provide context in making recommendations to the board for compensation awards for the President and Chief Executive Officer.

As the proposal notes, in 2013 RBC and other Canadian banks commissioned an independent study by Meridian Compensation Partners to examine horizontal benchmarking and its potential impact on compensation. RBC also asked Meridian to review RBC’s horizontal benchmarking practices as they relate to executive compensation. Meridian concluded that these practices are sound and use safeguards to ensure that horizontal benchmarking does not contribute to excessive pay.

The Board of Directors believes that this balanced approach to compensation is aligned with the interests of shareholders and with best practices. We remain committed to engaging with investors and considering carefully policies responsive to their concerns. The board continues to monitor developments in executive compensation and its disclosure with a view to maintaining progressive practices.

Proposal No. 2	Stock options

It is proposed that, over a period of five years, the Board of Directors abolish stock options as a form of compensation and replace them with a compensation formula that focuses on the institution’s long-term performance.

At the outset, it is worth mentioning that academic literature in the middle of the last century discussed executive compensation principally in the form of salary and treated incentive pay with great caution.

“In mid-twentieth-century business articles and textbooks, one finds references to executive ‘salaries’; mention of incentives (in cash, stock, or options) is an exception. As a management professor stated in 1951, ‘It is usually unwise to have a large proportion of executive pay consist of incentives.’” (1)

Variable compensation started to develop in the 1980s and stock options or other equity-based compensation grew in popularity as tools for setting executive compensation. In a generally bull market, this formula certainly contributed to constantly increasing compensation. Moreover, as Professor Yvan Allaire commented in the paper entitled Pay for Value: Cutting the Gordian Knot of Executive Compensation:

“They (stock options) tend to reward ‘luck’ as much as performance; a booming stock market lifts all boats; unless the exercise prices of stock options are indexed to some stock market index (a rare practice that raises some thorny issues), ‘lucky’ executives who happen to live through one of these recurring phases of stock market exuberance will become very rich; those who happen to spend a good deal of their career when stock markets are in doldrums will not be so lucky.” (2)

One is entitled to question the need for so much emphasis on variable compensation given that it promotes excessive risk-taking and a number of commentators have suggested that it was one of the contributing factors to the last financial crisis:

“Risk-taking incentives provided by incentive compensation arrangements in the financial industry were a contribution factor to the financial crisis that began in 2007.” (3)

(1)	LORSCH, J. and R. KHURANA. 2010. The Pay Problem. May-June 2010. Harvard Magazine.
http://harvardmagazine.com/2010/05/the-pay-problem
(2)	ALLAIRE, Y. Pay for Value: Cutting the Gordian Knot of Executive Compensation, IGOPP (p. 41)
(3)	Board of Governors of the Federal Reserve System. Incentive Compensation Practices: A Report on the Horizontal Review of Practices at Large Banking Institutions. October 2011. p.1
http://www.federalreserve.gov/publications/other-reports/files/incentive-compensation-practices-report-201110.pdf

104    |  Royal Bank of Canada

Since these incentives, as NEI Investments says so well, “are complex, highly susceptible to manipulation and have the effect of excessively rewarding executives on the basis of a single and questionable performance metric,” (4) we propose to phase out stock options.

(4)	Crisis, What Crisis? Executive Compensation in the 21st Century, NEI investments
http://www.neiinvestments.com/Documents/Research/Exec_Comp_English_Final.pdf

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The board’s independent Human Resources Committee designs compensation policies and practices to align executive compensation with achievement of the Bank’s objectives and the interests of shareholders.

Executive compensation practices are influenced by a wide range of complex factors, including competitive compensation practices of other companies. While the Human Resources Committee continues to believe that stock options are a valuable and competitive compensation tool, RBC has reduced the use of options over the past five years. Within the equity incentive mix for eligible executives, Performance Deferred Share Units now represent 80% of mid and long-term incentive compensation awards, and options represent only 20%. The use of options at RBC continues to be among the lowest of the major Canadian financial institutions.

The Board of Directors believes that the Committee should continue to have flexibility to structure executive compensation programs using a variety of incentives and performance-based arrangements, including stock options, so that RBC can continue to attract and retain outstanding executives and motivate them to achieve superior performance. Based upon consultations with outside experts, the Committee believes that the structure of the Bank’s compensation program provides a strong link to performance and that stock options remain a valid component of our pay-for-performance approach. Stock options, duly approved by shareholders, modestly dilutive and properly structured, provide alignment between management compensation and the creation of shareholder value. The Bank’s stock options do not vest immediately, but rather 50% vest after three years and the remainder four years following grant. They are never granted at a strike price below current market value. In keeping with best practices in governance and investor expectations, options granted under our Stock Option Plan must be exercised within 10 years.

Fewer than 100 RBC executives are granted stock options and RBC has one of the lowest rates of dilution and usage of options among Canadian financial institutions. As disclosed on page 93 of this Circular, dilution caused by our stock option plan is modest.

Following discussions with RBC, MÉDAC agreed that a third proposal would not be submitted for a shareholder vote. As requested by MÉDAC, this proposal and the board’s response are set out below:

Directors’ competencies

It is proposed that the Board of Directors recruit as soon as possible a certain number of directors who have expertise in social responsibility and the environment.

A review of the directors’ areas of expertise disclosed in the 2014 circular allows us to identify the directors’ competencies as follows:

Competency	Number of directors
Risk management	10
International business	10
Finance	9
Financial services	7
Human resources	5
Consumer	3
Public policy	3
Information technology	2
Legal affairs	2
Real estate	1

Royal Bank of Canada  |    105

Moreover, the table of educational sessions for directors held in 2013 (page 69 of the circular) does not report any education on these topics. One is entitled to wonder about the directors’ ability to properly evaluate and define the issues as they make decisions affecting the Bank’s long term interests. This observation is all the more important given that the Canadian Bankers Association wrote in its bulletin of April 9, 2014 that:

“Environmental sustainability is a key part of Canada’s banks’ social responsibility efforts. Banks have established environmental policies, goals and practices that help guide their activities inside and out. Environmentally-oriented thinking is incorporated into a range of bank operations, lending, products and services and community activities.” (1)

We note that Bank of Montreal and The Toronto-Dominion Bank indicate their concern for social responsibility by explicitly indicating this competency in the list of competencies and experience of their directors. Thus, one imagines that they pay particular attention to this dimension when recruiting their directors and in their decision-making processes.

(1)	http://www.cba.ca/en/component/content/category/62-banks-and-the-environment

RESPONSE OF THE BOARD OF DIRECTORS:

As indicated in connection with our board competency matrix on page 18 of this Circular, our Board of Directors has a shared commitment to and accountability for corporate social responsibility.

The board’s independent Governance Committee reviews policies and programs designed to promote corporate citizenship and responsibility, and receives reports on the Bank’s social responsibility strategy. Both its mandate and the RBC Corporate Governance Framework were updated in 2015 to emphasize the Committee’s role in advising the Board of Directors on the status and adequacy of efforts to ensure our business is conducted to meet high standards of social and environmental responsibility.

The board remains conscious that the Bank’s bottom-line success depends on the well-being of clients and employees, and the health and sustainability of the communities and environments in which they live. By setting this tone at the top, the Board of Directors seeks to ensure that the organization’s values are embedded throughout the enterprise and define its approach to business.

RBC is widely recognized among the world’s leading corporate citizens. RBC has been named one of Canada’s Greenest Employers and one of Canada’s 50 Most Socially Responsible Corporations. We are listed on the 2014 Dow Jones Sustainability World Index, the DJSI North American Index, the Jantzi Social Index, and the FTSE4Good Index.

Following discussions with RBC, MÉDAC agreed to withdraw a fourth proposal. As requested by MÉDAC, the title of this proposal and the board’s response are set out below:

Credit card commercial practices

RESPONSE OF THE BOARD OF DIRECTORS

As a large scale global financial institution, RBC is subject to extensive and evolving regulation by governmental agencies, supervisory authorities and self-regulatory organizations. Operating in an intense regulatory and enforcement environment, we do not compromise in pursuing compliance with laws, regulations and regulatory policies.

Our enterprise policies support this approach by integrating regulatory compliance into the culture of the organization. The RBC Code of Conduct, updated in 2014, notes that RBC policies are designed to comply with both the intent and spirit of regulatory obligations. The Code of Conduct is disclosed on RBC’s website.

Our Regulatory Compliance Management Framework, updated in 2014, is designed to manage risks of regulatory non-compliance. The five elements of this Framework are described on page 79 of our 2014 Annual Report.

Based on the Bank’s progressive policies on environmental risks and its leadership in advancing corporate social responsibility and its disclosure, Vancity Investment Management Inc. agreed to withdraw a shareholder proposal related to risks arising from stranded assets in the fossil fuel industry.

Shareholder information

Mailing address:	Secretary Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada		Chair of the Board Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada
	corporate.secretary@rbc.com		or visit our website at rbc.com/governance
Shareholder contacts:

For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Canada

	Tel:	1-866-586-7635 (Canada and the U.S.) or
514-982-7555 (International)
	Fax:	1-888-453-0330 (Canada and the U.S.) or
416-263-9394 (International)
service@computershare.com

For other shareholder inquiries, please contact:
	Shareholder Relations Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada		Investor Relations Royal Bank of Canada 200 Bay Street, North Tower Toronto, Ontario M5J 2W7 Canada
	Tel:	416-955-7806	Tel:	416-955-7802
invesrel@rbc.com

® / ™ Trademarks of Royal Bank of Canada.	81110 (02/2015)